Form 10-K405, Exhibit 13
period 1996-12-31
SYBASE INC
filed 1997-03-27
CIK 768262

                                                                    Exhibit 13.2


15     Sybase, Inc.                                      SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


Consolidated Statement of Operations Data

                                                                                For the years ended December 31,
----------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                1996           1995          1994         1993         1992
----------------------------------------------------------------------------------------------------------------
Revenues:
      License fees                            $   605,491      $ 615,642      $588,973     $349,131     $213,949
      Services                                    406,054        340,944       236,420      134,919       76,959
----------------------------------------------------------------------------------------------------------------
Total revenues                                  1,011,545        956,586       825,393      484,050      290,908
----------------------------------------------------------------------------------------------------------------
Costs and expenses:
      Cost of license fees                         29,859         29,736        33,446       17,658       13,365
      Cost of services                            246,273        205,019       140,274       69,402       35,601
      Sales and marketing                         523,159        481,404       350,239      210,478      129,536
      Product development and engineering         164,676        151,902       114,008       71,911       46,313
      General and administrative                   72,561         67,888        52,844       36,675       24,723
      Cost of merger                                   --         24,017            --           --        2,243
      Purchase of in-process technology                --         19,965            --           --           --
      Cost of restructuring                        49,232             --            --           --           --
----------------------------------------------------------------------------------------------------------------
Total costs and expenses                        1,085,760        979,931       690,811      406,124      251,781
----------------------------------------------------------------------------------------------------------------
Operating income (loss)                           (74,215)       (23,345)      134,582       77,926       39,127
----------------------------------------------------------------------------------------------------------------
Interest income and expense, net                    7,507          8,603         5,694        3,728        2,965
----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 (66,708)       (14,742)      140,276       81,654       42,092
Provision for income taxes                         12,298          4,760        53,223       31,056       16,245
----------------------------------------------------------------------------------------------------------------
Net income (loss)                             $   (79,006)     $ (19,502)     $ 87,053     $ 50,598     $ 25,847
================================================================================================================
Net income (loss) per share                   $     (1.05)     $   (0.27)     $   1.18     $   0.73     $   0.40
================================================================================================================
Shares used in per share computation               75,160         71,292        73,672       69,739       64,529


Consolidated Balance Sheet Data

(In thousands)                                    1996             1995           1994         1993         1992
----------------------------------------------------------------------------------------------------------------
Cash, cash equivalents, and
      short-term cash investments             $174,522         $223,721       $256,001     $181,385     $ 80,718
Working capital                                 93,056          140,306        200,767      170,199       90,075
Total assets                                   751,891          766,292        671,440      400,621      226,269
Long-term obligations                            2,871            5,452          7,543        5,927       15,965
Stockholders' equity                           396,808          439,649        407,615      243,953      119,211

Historical financial results of operations of Sybase contained in this annual report have been restated to include the results of operations of Powersoft Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 16
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS



      OVERVIEW
--------------------------------------------------------------------------------

      Sybase completed 1996 with record revenues of over $1 billion. The year was marked by change and, as a result, we believe we exited 1996 better positioned to succeed in 1997.

      There were two distinct halves in 1996. In the first half, the company suffered losses. Revenues were less than anticipated and expenses were built around a higher revenue expectation, resulting in losses over the first six months of the year. In July, the Company restructured its operations to eliminate non-core products and streamline its infrastructure. The goal for this restructuring was to focus the Company's business and reduce its expense base. This effort was successful and the Company generated operating income, before a $49.2 million restructuring charge, in the last half of the year.

      In 1996, license revenues made up 60% of total revenues and services accounted for the remaining 40%. The Company made good progress late in 1996 in improving its software license database sales, rebounding from a weak first half of the year. All key database categories - SQL Server, Sybase IQ, and SQL Anywhere - showed sequential growth from the third to the fourth quarter of the year. For all of 1996, database and middleware revenues made up approximately 70% of the Company's total license revenues.

      Tools showed annual license growth in 1996 and Sybase's merger with Powersoft in 1995 has proved to be an important combination for customers, bolstering our product lines. PowerBuilder 5.0, released in mid-1996, was recognized by the industry as an important upgrade to the development tool. PowerBuilder and other tools now account for approximately 30% of the Company's license revenues.

      A key goal for 1997 will be to continue expanding tools, middleware, and database license revenue growth, leveraging the strength of each product category and capitalizing on each category's leadership capabilities.

      Sybase's services business, which includes consulting, education, and support, has grown to be a more significant part of the company. In an effort to promote complete solutions for our customers, services increasingly have become a critical element in our customer relationships. While the Company has focused efforts toward increasing software license revenue, services will continue to be an important element of our business.

      Sybase has a good opportunity to continue its progress which began in late 1996. The software industry remains healthy, and new opportunities in Internet and data warehousing and mobile applications continue to fuel growth. We believe Sybase is well positioned to benefit from many of the market trends underlying this anticipated growth, including the continuing shift to distributed, networked computing; high demand for commercial applications built on relational database management systems (RDBMSs); the growing demand for data warehousing and decision support systems; increasing importance of the mobile database market segment; and emerging technologies such as the Internet and intranet, objects, and abstract data.

      We anticipate that the competitive environment in which Sybase operates will remain intense. While much progress has been made in improving Sybase's product and market competitiveness, crisp execution of sales, marketing, and product development is vital to realizing the Company's financial goals. Sybase will continue to focus on revenue growth, sustained technological leadership, improved processes, and disciplined allocation of resources.

      Overall, we believe we made progress in the latter half of 1996 to successfully position the Company for 1997. Along with strong technology, Sybase has a sound financial base, with $175 million in cash, cash equivalents, and short-term cash investments, and essentially no debt. From this strong base, successful execution in sales, marketing, and development is critical as we move forward.

17 Sybase, Inc.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                       AND RESULTS OF OPERATIONS

      RESULTS OF OPERATIONS


      Revenues

------------------------------------------------------------------------------------------------------
(Dollars in millions)                       1996      Change           1995      Change          1994
------------------------------------------------------------------------------------------------------
License fees                            $  605.5         (2%)        $615.6          5%        $589.0
      Percentage of total revenues            60%                        64%                       71%
Services                                $  406.0         19%         $341.0         44%        $236.4
      Percentage of total revenues            40%                        36%                       29%
Total revenues                          $1,011.5          6%         $956.6         16%        $825.4

      Total revenues for 1996 increased 6 percent to $1.0 billion compared to $956.6 million and $825.4 million achieved in 1995 and 1994, respectively. The revenue growth was the result of increased revenues from the Company's maintenance, consulting, and other services. The impact of price changes on the increase in revenues during 1996 was not significant.

      License fees decreased 2 percent to $605.5 million in 1996 from $615.6 million recorded in 1995, and increased 5% in 1995 over the $589.0 million recorded in 1994. The Company attributes the decline in license revenue in 1996 to several factors, including but not limited to: a) weaker database revenues resulting from lost market momentum after the release of SQL Server 10, b) customer confidence issues resulting from financial performance in 1995 and 1996, and c) diffused marketing messages regarding the Company's products and strategies, poorly differentiating Sybase in the marketplace.

      License revenue growth is vital to the Company's success. Product development efforts in 1997, expanding on the Company's strong technological base and integrated with a clearly articulated and comprehensive strategy, along with improved sales and marketing execution, are all tailored to create growth in the Company's software license business.

      Services revenues grew 19 percent to $406.0 million in 1996, from $341.0 million recorded in 1995 and increased 44% in 1995 from $236.4 million recorded in 1994. Services revenues consist primarily of support and maintenance service fees and consulting, education, and other services related to the deployment of applications using the Company's software products. Services revenues as a percentage of total revenues increased to 40 percent in 1996 from 36 percent in 1995 and 29 percent in 1994, reflecting relatively higher growth in services revenues as compared with license revenue growth.

      The increase in services revenues resulted, in part, from the increase in support and maintenance service fees related to the Company's growing installed base, both in terms of directly supported sites as well as additional users and the renewal of maintenance contracts. The increase in services revenues also resulted from increased demand for the Company's consulting and other services. The Company expects services revenues to continue to increase modestly in absolute dollars in 1997, due partially to an expanding installed base of customers. However, as this is a forward-looking statement, future actual results may differ materially based on future product licenses and the factors described in "Future Operating Results."

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 18
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS


      Geographical Revenues

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                 1996     Change            1995     Change           1994
----------------------------------------------------------------------------------------------------------------------------------
North American                                                    $  615.7          5%         $588.8          4%        $564.8
      Percentage of total revenues                                      61%                        62%                       68%
International:
      European                                                    $  238.8          0%         $239.8         23%        $194.8
            Percentage of total revenues                                23%                        25%                       24%
      Intercontinental                                            $  157.0         23%         $127.9         94%        $ 65.8
            Percentage of total revenues                                16%                        13%                        8%
----------------------------------------------------------------------------------------------------------------------------------
Total International                                               $  395.8          8%         $367.8         41%        $260.6
      Percentage of total revenues                                      39%                        38%                       32%
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                    $1,011.5          6%         $956.6         16%        $825.4

      North American revenues (United States, Canada, and Mexico) grew 5 percent in 1996 to $615.7 million. International revenues increased 8 percent in 1996 to $395.8 million from $367.8 million in 1995, with European revenues essentially flat and Intercontinental revenues (principally Japan, Asia, Australia, and Latin America) increasing 23 percent.

      International revenues comprised 39 percent of total revenues in 1996, up from 38 percent in 1995 and 32 percent in 1994. The stronger international revenue growth rate in 1996 compared to the North American growth rate reflects expansion of the Company's direct selling organization in existing and new international markets, combined with lower than expected North American revenues. The effect of foreign currency exchange rate changes on revenues was not material in 1996, 1995, or 1994. Although the Company takes into account changes in exchange rates over time in its pricing and strategy, the Company's business and results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates. See "Future Operating Results."

      Cost and Expenses

----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                               1996       Change            1995      Change          1994
----------------------------------------------------------------------------------------------------------------------------------
Cost of license fees                                                $ 29.9          0%         $ 29.7        (11%)       $ 33.4
      Percentage of license fees                                         5%                         5%                        6%
Cost of services                                                    $246.3         20%         $205.0         46%        $140.3
      Percentage of services revenues                                   61%                        60%                       59%
Sales and marketing                                                 $523.2          9%         $481.4         37%        $350.2
      Percentage of total revenues                                      52%                        50%                       42%
Product development and engineering                                 $164.7          8%         $151.9         33%        $114.0
      Percentage of total revenues                                      16%                        16%                       14%
General and administrative                                          $ 72.6          7%         $ 67.9         28%        $ 52.8
      Percentage of total revenues                                       7%                         7%                        6%
Cost of merger and purchase of in-process technology                $   --          *          $ 44.0          *         $   --
      Percentage of total revenues                                      --                          5%                       --
Cost of restructuring                                               $ 49.2          *          $    --         *         $   --
      Percentage of total revenues                                       5%                         --                       --

*Not meaningful

19  Sybase, Inc.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                       AND RESULTS OF OPERATIONS


      Cost of license fees. Cost of license fees, consisting primarily of product costs (media and documentation), amortization of capitalized software development costs, and third-party royalty costs, increased in absolute dollar amount in 1996 to $29.9 million, up from $29.7 million in 1995 but represented a decrease from $33.4 million in 1994. Such costs were 5 percent of license fees in both 1996 and 1995 and 6 percent in 1994. Amortization of capitalized software costs included in cost of license fees was $7.4 million in 1996, $5.3 million in 1995, and $4.4 million in 1994. Also included in the cost of license fees in 1996, 1995, and 1994 is the amortization of capitalized technology costs associated with the acquisition of Micro Decisionware, Inc. in the amounts of approximately $1.6 million, $1.6 million, and $1.2 million, respectively.

      Cost of services. Cost of services, consisting primarily of maintenance, consulting, and education expenses and, to a lesser degree, services-related product costs (media and documentation), increased slightly as a percentage of services revenues to 61 percent in 1996 from 60 percent in 1995, and up from 59 percent in 1994. The increase in absolute dollars in 1996 and 1995 reflects the expansion of the customer support and the professional services organizations, made in order to better support the growth in customer sites, to gain a more geographically diverse customer base and to better enable customers to develop and deploy the Company's software products.

      Sales and marketing. Sales and marketing expenses increased in absolute dollars in all three periods while increasing as a percentage of total revenues to 52 percent in 1996, from 50 percent in 1995 and 42 percent in 1994. The increase in sales and marketing expenses as a percentage of total revenues in 1996 compared to 1995 is primarily the result of lower than expected license revenues and, to a lesser extent, lower than expected services revenues realized in 1996 due to the factors discussed above. In 1996, Sybase increased investments in sales, marketing, and advertising to support planned revenue expansion in all geographic regions and increased sales through indirect channels. During 1997, Sybase intends to minimize growth in sales and marketing in absolute dollars and improve the productivity of the resources already in place.

      Product development and engineering. Product development and engineering expenses (net of capitalized software development costs) remained consistent as a percentage of total revenues in 1996 and 1995 at 16 percent, up from 14 percent in 1994. This increase is primarily the result of lower than anticipated license revenues in 1996 and 1995. In absolute dollars, product development and engineering expenses in 1996 increased 8 percent over 1995, following 33 percent growth in 1995 over 1994. The increase in 1996 was the result of several major product development programs. Significant expenditures in 1996 were made to develop the System 11 suite of products, including enhancements to SQL Server, SQL Anywhere, and Replication Server products and certain other existing database products; the Company's middleware products; and application development tools, including PowerBuilder 5.0 and Optima++. The Company capitalized approximately $13.8 million, $13.4 million, and $6.8 million, representing 8, 9, and 6 percent of gross product development and engineering expenditures for 1996, 1995, and 1994, respectively. The increase in capitalization of product development and engineering expenditures for 1996 and 1995 over 1994 reflects major development programs such as SQL Server 11, Sybase IQ, and PowerBuilder 5.0. The Company believes that product development and engineering expenditures are essential to maintaining its position as a technology and product leader. The Company expects product development and engineering expenditures to continue to be significant, both in absolute dollars and as a percentage of total revenues.

      General and administrative. General and administrative expenses represented 7 percent of revenues in 1996 and 1995, up slightly from 6 percent in 1994, while increasing in absolute dollars in all three years. The increase in general and administrative expenses as a percentage of total revenues in 1996 and 1995 is primarily the result of lower than anticipated license revenues. The absolute dollar increases in general and administrative expenses resulted primarily from increased staffing and increased investments in systems infrastructure necessary to support the Company's planned growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 20
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS


      Cost of merger and purchase of in-process technology. In 1995, the Company charged to operations estimated one-time costs related to the merger with Powersoft Corporation of approximately $24.0 million, a substantial portion of which are nondeductible for income tax purposes. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the merger. In 1995, the Company also charged to operations one-time costs of approximately $20.0 million related to in-process technology acquired in the acquisition of SDP, S.A.

      Cost of restructuring. In 1996, the Company charged to operations approximately $49.2 million to cover the costs of a restructuring. The Company's goal in the restructuring was to reduce ongoing expenses and focus its operations. The charge included approximately $17.0 million for severance and related items, $15.7 million for facilities consolidation, $13.9 million for disposition expenses and write-off of capitalized software development costs related to discontinued products, and $2.6 million for other restructuring related items.

      Operating Income (Loss)

--------------------------------------------------------------------------------------------------
(Dollars in millions)                 1996       Change          1995       Change         1994
--------------------------------------------------------------------------------------------------
Operating income (loss)               $(74.2)       218%         $(23.3)      (117%)       $134.6
      Percentage of total revenues         7%                         2%                       16%

      The 1996 operating loss of $74.2 million represents 7 percent of total revenue and includes the non-recurring charge of $49.2 million for restructuring. This compares with $23.3 million of operating losses and $134.6 million of operating income in 1995 and 1994, respectively. The 1995 operating loss includes non-recurring charges totaling $44.0 million related to the cost of merger and the purchase of in-process technology. The substantial decrease in operating income and margins results from the operating factors described above.

      Interest Income and Interest Expense and Other (Net)

--------------------------------------------------------------------------------------------------
(Dollars in millions)                   1996     Change            1995     Change         1994
--------------------------------------------------------------------------------------------------
Interest income                         $9.2          3%           $8.9         40%          $6.4
      Percentage of total revenues       0.9%                       0.9%                      0.8%
Interest expense and other, net         $1.7        421%           $0.3        (53%)         $0.7
      Percentage of total revenues       0.2%                       0.0%                      0.1%

      Interest income consists primarily of interest earned on investments. Interest expense and other (net) includes interest expense from capital lease obligations incurred in prior years, bank fees and expenses, net gains and losses resulting from the Company's foreign currency exposures, and hedging activities and the related cost of foreign exchange hedging. The decrease in net interest income in absolute dollars in 1996 is largely due to lower average invested cash balances in 1996 than in 1995. Net foreign exchange gains and losses resulting from the Company's hedging activities were immaterial for all periods covered.

      Provision for Income Taxes

--------------------------------------------------------------------------------------------------
(Dollars in millions)                   1996      Change           1995       Change         1994
--------------------------------------------------------------------------------------------------
Provision for income taxes             $12.3        158%           $4.8        (91%)        $53.2

      The Company recorded a $12.3 million provision for income taxes in 1996, up from $4.8 million and $53.2 million recorded in 1995 and 1994, respectively. The 1996 tax provision is primarily a result of earnings generated from operations in certain international jurisdictions and withholding taxes on revenues. As of December 31, 1996, the

21 Sybase, Inc.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                       AND RESULTS OF OPERATIONS

      Company has U.S. federal net operating loss carryforwards of approximately $98,000,000 and tax credit carryforwards of approximately $6,700,000 which expire in various years through 2011. Realization of the Company's net deferred tax assets, which total $41.1 million at December 31, 1996, is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced and any such adjustments could have an impact on the Company's effective tax rate in future periods.

      Net Income (Loss) and Net Income (Loss) per Share

----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions except net income (loss) per share)               1996    Change         1995      Change       1994
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                   $(79.0)      305%      $(19.5)      (122%)      $87.1
      Percentage of total revenues                                       8%                     2%                     11%
Net income (loss) per share                                         $(1.05)      289%      $(0.27)      (123%)      $1.18
Shares used in per share computation                                  75.2         5%        71.3         (3%)       73.7

      The Company incurred a net loss in 1996 of $79.0 million, including one-time restructuring charges, compared to a net loss of $19.5 million in 1995 and net income of $87.1 million in 1994. The net loss per share was $1.05 in 1996, compared to a net loss per share of $0.27 in 1995 and net income per share of $1.18 in 1994. Shares used in the per share computation increased 5 percent in 1996 from 1995.

      Liquidity and Capital Resources

-------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                 1996       Change          1995       Change         1994
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                                     $ 93.1        (34%)        $140.3        (30%)       $200.8
Cash, cash equivalents, and short-term cash investments             $174.5        (22%)        $223.7        (13%)       $256.0
Net cash provided by operating activities                           $ 19.8        (75%)        $ 78.4        (43%)       $136.3
Net cash used for investing activities                              $ 75.4        (24%)        $ 99.1        (26%)       $134.1
Net cash provided by financing activities                           $ 34.1        (29%)        $ 47.9        (12%)       $ 54.5

      Net cash provided by operating activities was $19.8 million in 1996 compared to $78.4 million in 1995 and $136.3 million in 1994. Net cash provided by operating activities during 1996 reflects a net loss of $79.0 million compared to a loss of $19.5 million in the prior year. Partially offsetting the use of cash from this increased loss are depreciation and amortization totaling $97.8 million and a write-off of assets from restructuring totaling $17.6 million in 1996 compared to $75.2 million and $0 in 1995 and $43.9 million and $0 in 1994. The increase in depreciation and amortization over these periods reflects a larger base of depreciable long-term assets. Additionally, decreased net cash provided by operating activities reflects an increase in accounts receivable of $49.0 million in 1996 compared to increases of $9.9 million in 1995 and $65.0 million in 1994. Accounts payable balances fell $15.6 million in 1996, compared to increases of $6.0 million in 1995 and $11.6 million in 1994.

      Net cash used for investing activities decreased to $75.4 million in 1996 compared to $99.1 million in 1995 and $134.1 million in 1994. Investing activities included capital expenditures of $82.3 million in 1996 compared to $121.1 million in 1995 and $96.1 million in 1994, which reflects slower expansion of expenditures required to support the Company's employee base around the world as well as systems and infrastructure investments. Additionally, in 1995 investing activities included a cash use of $37.3 million (net of cash acquired) for business combinations, whereas in 1996 these activities resulted in a net cash inflow of $0.2 million. In 1994, $2.9 million was used for business combinations. During 1996 there was a net decrease of cash investments in the amount of $25.1 million compared to a $61.0 million net decrease in 1995 and a $15.9 million net increase in 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 22
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS



      Net cash provided by financing activities for 1996 was $34.1 million compared to $47.9 million in 1995 and $54.5 million in 1994. Net cash provided by financing activities declined due to the reduction of the tax benefit available to the Company associated with the exercise of stock options.

      The Company engages in business operations around the world and is therefore exposed to foreign currency fluctuations. As of December 31, 1996, the Company had identifiable assets totaling $136.4 million associated with its European operations and $100.9 million associated with its Intercontinental operations. The Company experiences foreign exchange transaction exposures from short-term intercompany payables and receivables denominated in different currencies. The Company hedges certain of these short-term exposures under a plan approved by the Sybase Board of Directors (see Note Two of Notes to Consolidated Financial Statements). The Company also experiences foreign exchange translation exposure on its net assets denominated in different currencies. As certain of these net assets are considered by Sybase, the U.S. parent company, to be a permanent investment in the respective subsidiaries, the foreign currency translation gains and losses are reflected in stockholders' equity accumulated foreign currency translation adjustments.

      Cash, cash equivalents, and short-term cash investments totaled $174.5 million at December 31, 1996, compared to $223.7 million at December 31, 1995 and $256.0 million at December 31, 1994.

      The Company believes that it has the financial resources needed to meet its presently anticipated business requirements, including capital expenditure and strategic operating programs, for the foreseeable future.


      Future Operating Results
--------------------------------------------------------------------------------

      The Company's future operating results may vary substantially from period to period. The price of the Company's common stock will fluctuate in the future, and an investment in the Company's common stock is subject to a variety of risks, including but not limited to the specific risks identified below. The results of operations for the quarter and year ended December 31, 1996 are not necessarily indicative of results for the fiscal year ending December 31, 1997 or any other future period. Expectations, forecasts, and projections by the Company or others are by nature forward-looking statements, and future results cannot be guaranteed. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Inevitably, some investors in the Company's securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this report.

      The timing and amount of the Company's license fee revenues are subject to a number of factors that make estimation of revenues and operating results prior to the end of a quarter extremely uncertain. Sybase has experienced a seasonal pattern of license fee decline between the fourth quarter and the succeeding first quarter contributing to lower total revenues and operating earnings in the first quarter compared to the prior fourth quarter. Sybase currently anticipates that revenues and earnings in the first quarter of 1997 will be lower than in the fourth quarter of 1996. The Company has operated historically with little or no backlog and, as a result, license fees in any quarter are dependent on orders booked and shipped in that quarter. In addition, the timing of closing of large license agreements increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. The Company has experienced a pattern of recording 50 percent to 70 percent of its quarterly revenues in the third month of the quarter, with a concentration of such revenues in the last two weeks of that third month. The Company's operating expenses are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter. Because the Company's operating expenses are relatively fixed in the short term, if projected revenues are not realized in the expected period, the Company's

23 Sybase, Inc.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                       AND RESULTS OF OPERATIONS


         operating results for that period would be adversely affected and could result in an operating loss, as occurred in the first and second quarters of 1996. Failure to achieve revenue, earnings, and other operating and financial results as forecast or anticipated by brokerage firm and industry analysts could result in an immediate and adverse effect on the market price of the Company's stock. The Company's rate of year-over-year growth slowed significantly in each of the past seven quarters compared to the year earlier periods. The Company may not achieve, in the future, the relatively high rates of growth experienced by the Company in 1991 through 1994 or the rates of growth projected for the software markets in which Sybase competes.

         Commencing in late 1995 and continuing throughout 1996, the Company implemented a variety of changes to the sales organization, including a new sales model, changes to sales compensation programs, and an increased focus on sales through indirect channels. Although such changes are intended to enhance overall revenues, such changes could, in the short-run, materially and adversely affect the sales process and revenues. For example, the Company believes that these changes may have contributed in part to the lower than expected revenues in the first two quarters of 1996. In the second quarter of 1996, the Company announced several other management and organizational changes, including changes in the senior management of the sales and marketing organizations. In the third quarter of 1996, Mitchell Kertzman succeeded Mark Hoffman as the Company's President and Chief Executive Officer, with Mr. Hoffman continuing as the Company's Chairman of the Board. Also in the third quarter of 1996, Jack Acosta became the Company's Chief Financial Officer and David Litwack became Executive Vice President of Products. The Company may make other management and organization changes in the future. Organizational and management changes are intended to enhance productivity and competitiveness. However, such changes may not produce the desired results and could materially adversely affect productivity, expenses, and revenues.

         The market for the Company's stock is highly volatile. The trading price of the Company's common stock fluctuated widely in 1995 and 1996 and may in the future continue to be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, or customer contracts won by the Company or its competitors, changes in prices of the Company's or its competitors' products and services, changes in product mix, changes in the Company's revenue and revenue growth rates for the Company as a whole or for individual geographic areas, business units, products or product categories, as well as other events or factors. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms and industry analysts relating to the market in which the Company does business, the Company's competitors, or the Company or its products specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Company's common stock. In particular, due to a variety of factors, the Company's stock price declined significantly during the third quarter of 1994, the second quarter of 1995, and the first quarter of 1996. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high-technology companies and which often have been unrelated to the operating performance of these companies.

         An increased portion of the Company's revenues in recent quarters has been derived from its international operations. Several of the Company's international subsidiaries have been only recently acquired or formed. In addition there have been several management and organizational changes within the international operations. International revenues, in absolute dollars and as a percentage of total revenues, may fluctuate in part due to the growth and, in some cases, the relative immaturity of international organizations. The Company's operations and financial results could be significantly affected by factors associated with international operations such as

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 24
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS


         changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, political instability in emerging markets, and difficulties in staffing and managing foreign operations, as well as by other risks associated with international activities.

         The market for the Company's software products and services is extremely competitive and characterized by dynamic customer demands, rapid technological and marketplace changes, and frequent product enhancements and new product introductions. The Company competes with a number of companies, including Oracle Corporation, Informix Corporation, Microsoft Corporation, IBM Corporation, and Computer Associates, Inc. Many of the Company's competitors and potential competitors have significantly greater financial, technical, sales, and marketing resources, and a larger installed base than the Company. Each of Informix, IBM, Microsoft, and Oracle has announced the development of enhanced versions of their principal database products that are intended to improve the performance or expand the capabilities of their existing products. New or enhanced products introduced by existing or future competitors could increase the competition faced by the Company's products and result in greater price pressure on certain of the Company's database products, especially to the extent that market acceptance for personal computer oriented technologies increases. A failure by the Company to compete successfully with its existing competitors or with new competitors could have a material adverse effect on the Company's business and results of operations and on the market price of the Company's common stock.

         Existing and future competition or changes by the Company in its product offerings or product pricing structure could result in an immediate reduction in the prices of the Company's products. The Company introduced changes in its pricing and licensing structure in the first quarter of 1996 that increased the prices for certain products or configurations and reduced the prices for other products and configurations. The Company will introduce price and licensing changes from time to time in the future. If recently implemented or future changes in the Company's products, pricing structure, or existing or future competition, for example from Microsoft, were to result in significant revenue declines, the Company's business and financial results would be adversely affected.

         The Company's future results will depend in part on its ability to enhance its existing products and to introduce new products, on a timely and cost-effective basis, that meet dynamic customer requirements. Customer requirements for products can rapidly change as a result of innovations or changes within the computer hardware and software industries. For example, the widespread use of the Internet is rapidly giving rise to new customer requirements as well as new methods and practices of selling, marketing, and distributing products and services. Sybase's future results will depend in part on its success in developing new products, making generally available products that have been previously announced, enhancing its existing products and adapting its existing products to changing customer requirements, and ultimately on the market acceptance received by such new or enhanced products. The Company has announced the development and anticipated availability dates of several products -- for example, a rapid application development tool for Java; the Company currently plans to commence commercial shipment of this product in 1997. The Company has experienced delays in introducing some new products in the past. For example, the commercial shipment of Sybase IQ, which became commercially available in February 1996, was previously planned for the second half of 1995. Unanticipated delays in product availability schedules could result from various factors including development or testing difficulties, feature changes, software errors, shortages in appropriately skilled software engineers, and project management problems. Delays in the scheduled availability of these or other products, a lack of or decrease in market acceptance of new or enhanced products, particularly SQL Server 11 which became commercially available in December 1995 and PowerBuilder 5.0 which became commercially available in June 1996, or the Company's failure to accurately anticipate customer demand or meet customer performance requirements or to anticipate competitive products and developments could have a material adverse effect on the Company's business and financial results. New products or new versions of existing products

25 Sybase, Inc.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
                                                       AND RESULTS OF OPERATIONS

         may, despite testing, contain undetected errors or bugs that will delay the introduction or adversely affect commercial acceptance of such products or give rise to warranty or other customer claims, which could, in turn, adversely affect the Company's financial results.

         Sybase's results will also depend increasingly on the ability of its products to interoperate and perform well with existing and future leading, industry-standard application software products intended to be used in connection with relational database management systems. Failure to meet existing or future interoperability and performance requirements of certain independent vendors marketing such applications in a timely manner has in the past and could in the future adversely affect the market for Sybase's products. Certain leading applications will not be interoperable with Sybase relational database management systems ("RDBMSs") until certain features are added to the Company's RDBMS and others may never be available on Sybase's RDBMS. In addition, the Company's application development tools, database design tools, and certain connectivity products are designed for use with RDBMSs offered by the Company's competitors. Vendors of non-Sybase RDBMSs and related products may become less willing in the future to provide the Company with access to products, technical information, and marketing and sales support. If existing and potential customers of the Company who use non-Sybase RDBMSs refrain from purchasing such products due to concerns that over time the development, quality, and support of products for non-Sybase RDBMSs will diminish, the Company's business, results of operations, and financial condition could be materially and adversely affected.

         Commercial acceptance of the Company's products and services could be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts, and industry periodicals concerning the Company and its products, business, or competitors, or by the advertising or marketing efforts of competitors or other factors that could affect customer perception, such as the criticism of the scalability of the Company's SQL Server 10 database product experienced in 1995. In addition, customer perception of Sybase and its products could be adversely affected by financial results, particularly revenues and profitability, reported for the 1996 fiscal year or other future periods, by the market share of the Company's products and by press reports related thereto.

         As the number of software products in the industry and the number of software patents increase, the Company believes that software developers may become increasingly subject to infringement claims. Third parties have in the past asserted and may in the future assert that their patents or other proprietary rights are violated by products offered or in development by the Company. Any such claims, with or without merit, can be time consuming and expensive to defend or settle, and could have an adverse effect on the Company's business and results of operations.

         The Company's ability to achieve its future revenues and earnings will depend in part on the ability of its officers and key personnel to manage growth, costs, and expenses successfully through the implementation of appropriate management systems and controls. Failure to effectively implement or maintain such systems and controls could adversely affect the Company's business and results of operations. The success of the Company also depends in part on its ability to attract and retain qualified technical, managerial, sales, and marketing personnel. The competition for such personnel is intense in the software industry and, Sybase believes, has increased substantially in recent years. In particular, there have been several changes in 1996 and 1997 to the Company's executive management team. Changes in management, the Company's recent financial performance, and a reduction in the overall number of Sybase employees made in the third quarter of 1996 could cause an increase in the amount of employee turnover. The failure to effectively recruit, train, and retain qualified personnel or high rates of employee turnover, particularly among engineering or sales staff, could adversely affect the Company's product development efforts, product sales, and other aspects of the Company's operations and results. During 1996, the software industry generally, and Sybase specifically, experienced higher than historical rates of employee turnover.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION      Sybase, Inc. 26
--------------------------------------------------------------------------------
AND RESULTS OF OPERATIONS

      Sybase currently enters most of its North American customer orders in its Burlington, Massachusetts, operations center and ships all of its products in North America (other than its Powersoft products) from its Emeryville, California, distribution facility. Because of the pattern of recording a high percentage of quarterly revenues within the last week or two weeks of the quarter, the closure or inoperability of one or both of these facilities during such weeks due to natural calamity or due to a systems or power failure could have a material adverse effect on the Company's ability to record revenues for such quarter.

      In 1994 and 1995 the Company acquired Powersoft and several other companies. In February 1996, the Company acquired Visual Components, Inc. The Company will acquire other distributors, companies, products, or technologies in the future. The achievement of the desired benefits of these and future acquisitions will depend in part upon whether the integration of the acquired businesses is achieved in an efficient and effective manner. The successful combination of businesses will require, among other things, integration of the companies' related product offerings and coordination of their sales, marketing, and research and development efforts. The difficulties of such coordination may be increased by the geographic distance between separate organizations. The Company may be unable to integrate effectively these or future acquired businesses and may not obtain the anticipated or desired benefits of such acquisitions. Such acquisitions may result in costs, liabilities, or additional expenses that could adversely affect the Company's results of operations and financial condition. In addition, acquisitions or changes in business or market conditions may cause the Company to revise its plans, which could result in unplanned expenses or a loss of anticipated benefits from past investments.

      During the third quarter of 1996 the Company incurred a restructuring charge of approximately $49.2 million. The Company will continue to evaluate its business, products, and results of operations, and accordingly the Company may incur restructuring charges sometime in the future.

27    Sybase, Inc.                                REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


      The Board of Directors and Stockholders
      Sybase, Inc.

      We have audited the accompanying consolidated balance sheets of Sybase, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. In February 1995, the Company merged with Powersoft Corporation in a transaction which was accounted for as a pooling of interests. We did not audit the financial statements of Powersoft Corporation for the year ended December 31, 1994, which statements reflect revenues constituting 16% of the consolidated financial statement total for the year ended December 31, 1994. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Powersoft Corporation, is based solely on the report of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sybase, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                             ERNST & YOUNG LLP



      San Francisco, California
      January 23, 1997, except for Note Fourteen, as to which the date is February 21, 1997

CONSOLIDATED BALANCE SHEETS                                   Sybase, Inc.    28
--------------------------------------------------------------------------------

                                                                                                       December 31,
----------------------------------------------------------------------------------------------------------------------
(In thousands, except share data)                                                                   1996          1995
----------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
      Cash and cash equivalents                                                                $ 156,796     $ 180,877
      Short-term cash investments                                                                 17,726        42,844
----------------------------------------------------------------------------------------------------------------------
            Total cash, cash equivalents and short-term cash investments                         174,522       223,721

      Accounts receivable, less allowance for doubtful accounts of $28,242 (1995 - $19,304)      239,466       193,924
      Deferred income taxes                                                                       13,729        24,947
      Other current assets                                                                        17,551        18,905
----------------------------------------------------------------------------------------------------------------------
            Total current assets                                                                 445,268       461,497

Property, equipment and improvements, net                                                        191,328       194,916
Deferred income taxes                                                                             27,406        16,088
Capitalized software, net                                                                         19,974        17,227
Other assets                                                                                      67,915        76,564
----------------------------------------------------------------------------------------------------------------------
            Total assets                                                                       $ 751,891     $ 766,292
======================================================================================================================
Liabilities and stockholders' equity

Current liabilities:
      Accounts payable                                                                         $  21,563     $  36,939
      Accrued compensation and related expenses                                                   47,829        42,400
      Accrued income taxes                                                                        26,952        28,373
      Other accrued liabilities                                                                   89,386        75,215
      Deferred revenue                                                                           166,482       138,264
----------------------------------------------------------------------------------------------------------------------
            Total current liabilities                                                            352,212       321,191

Other liabilities                                                                                  2,871         5,452

Commitments and contingencies

Stockholders' equity:
      Preferred stock, $0.001 par value, 8,000,000 shares authorized;
            none issued or outstanding                                                                --            --
      Common stock, $0.001 par value; 200,000,000 shares authorized;
            76,608,794 shares issued and outstanding (1995 - 72,645,734)                              77            72
      Additional paid-in capital                                                                 359,161       315,064
      Retained earnings                                                                           46,081       128,255
      Accumulated translation adjustments                                                         (8,511)       (3,742)
----------------------------------------------------------------------------------------------------------------------
            Total stockholders' equity                                                           396,808       439,649
----------------------------------------------------------------------------------------------------------------------
            Total liabilities and stockholders' equity                                         $ 751,891     $ 766,292
======================================================================================================================

See accompanying notes.

29    Sybase, Inc.                         CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                                          For the years ended December 31,
------------------------------------------------------------------------------------------
(In thousands, except per share data)                     1996          1995          1994
------------------------------------------------------------------------------------------
Revenues:
      License fees                                 $   605,491     $ 615,642     $ 588,973
      Services                                         406,054       340,944       236,420
------------------------------------------------------------------------------------------
            Total revenues                           1,011,545       956,586       825,393
Costs and expenses:
      Cost of license fees                              29,859        29,736        33,446
      Cost of services                                 246,273       205,019       140,274
      Sales and marketing                              523,159       481,404       350,239
      Product development and engineering              164,676       151,902       114,008
      General and administrative                        72,561        67,888        52,844
      Cost of restructuring                             49,232            --            --
      Cost of merger                                        --        24,017            --
      Purchase of in-process technology                     --        19,965            --
------------------------------------------------------------------------------------------
            Total costs and expenses                 1,085,760       979,931       690,811
------------------------------------------------------------------------------------------
Operating income (loss)                                (74,215)      (23,345)      134,582

Interest income                                          9,243         8,936         6,404
Interest expense and other, net                         (1,736)         (333)         (710)
------------------------------------------------------------------------------------------
Income (loss) before income taxes                      (66,708)      (14,742)      140,276
Provision for income taxes                              12,298         4,760        53,223
------------------------------------------------------------------------------------------
            Net income (loss)                      $   (79,006)    $ (19,502)    $  87,053
------------------------------------------------------------------------------------------
Net income (loss) per share                        $     (1.05)    $   (0.27)    $    1.18
------------------------------------------------------------------------------------------
Shares used in calculation of per share amounts         75,160        71,292        73,672
------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                  Sybase, Inc. 30
--------------------------------------------------------------------------------

                                                                Three years ended December 31, 1996
---------------------------------------------------------------------------------------------------------------------------
                                                   Common stock    Additional                   Accumulated
                                                ---------------       paid-in       Retained    translation
(In thousands)                                  Shares   Amount       capital       earnings    adjustments          Total
---------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993                   64,797      $65      $177,538      $  68,739       $(2,389)      $ 243,953

Common stock issued in connection with
      business combinations                      1,656        2        27,039         (4,692)           --          22,349

Common stock issued under stock option and
      stock purchase plans                       2,906        2        28,686             --            --          28,688

Tax benefit of exercise of stock options            --       --        25,895             --            --          25,895

Foreign currency translation adjustments            --       --            --             --          (323)           (323)

Net income                                          --       --            --         87,053            --          87,053
---------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                   69,359       69       259,158        151,100        (2,712)        407,615

Common stock issued in connection with
      business combinations                        497       --         8,051         (3,343)           --           4,708

Common stock issued under stock option and
      stock purchase plans                       2,790        3        34,497             --            --          34,500

Tax benefit of exercise of stock options            --       --        13,358             --            --          13,358

Foreign currency translation adjustments            --       --            --             --        (1,030)         (1,030)

Net loss                                            --       --            --        (19,502)           --         (19,502)
---------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                   72,646       72       315,064        128,255        (3,742)        439,649

Common stock issued in connection with
      business combinations                        971        1         9,970         (3,168)           --           6,803

Common stock issued under stock option and
      stock purchase plans                       2,992        4        34,127             --            --          34,131

Foreign currency translation adjustments            --       --            --             --        (4,769)         (4,769)

Net loss                                            --       --            --        (79,006)           --         (79,006)
---------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                   76,609      $77      $359,161      $  46,081       $(8,511)      $ 396,808
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

31  Sybase, Inc.                           CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                        For the years ended December 31,
------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                      1996            1995            1994
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                   $ 180,877       $ 152,211       $  93,617

Cash flows from operating activities:
Net income (loss)                                                                (79,006)        (19,502)         87,053
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and amortization                                               97,835          75,178          43,865
      Write-off of assets in restructuring                                        17,600              --              --
      Deferred income taxes                                                         (100)        (21,710)         (6,617)
      Changes in assets and liabilities:
            Accounts receivable                                                  (49,034)         (9,926)        (65,030)
            Other current assets                                                   1,378           1,413          (9,453)
            Accounts payable                                                     (15,551)          6,044          11,589
            Accrued compensation and related expenses                              5,422           5,164          11,680
            Other accrued liabilities                                             17,358          13,744           4,862
            Deferred revenue                                                      28,218          37,450          39,090
            Accrued income taxes                                                  (1,421)         (5,454)         22,035
            Other                                                                 (2,871)         (4,005)         (2,748)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         19,828          78,396         136,326

Cash flows used for investing activities:
Purchases of available-for-sale cash investments                                 (59,883)       (143,101)       (158,218)
Maturities of available-for-sale cash investments                                 67,751          73,924          47,883
Sales of available-for-sale cash investments                                      17,250         130,184          94,455
Business combinations, net of cash acquired                                          201         (37,342)         (2,890)
Purchase of property, equipment and improvements                                 (82,258)       (121,094)        (96,102)
Capitalized software development costs                                           (13,838)        (13,376)         (6,837)
Decrease (increase) in other assets                                               (4,627)         11,734         (12,394)
------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                           (75,404)        (99,071)       (134,103)

Cash flows provided by financing activities:
Net proceeds from issuance of common stock                                        34,131          34,500          28,646
------------------------------------------------------------------------------------------------------------------------
Tax benefit of exercise of stock options                                              --          13,358          25,895
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         34,131          47,858          54,541

Effect of exchange rate changes on cash                                           (2,636)          1,483           1,830
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             (24,081)         28,666          58,594

Cash and cash equivalents, end of year                                           156,796         180,877         152,211
Short-term cash investments, end of year                                          17,726          42,844         103,790
------------------------------------------------------------------------------------------------------------------------
Total cash, cash equivalents and short-term cash investments, end of year      $ 174,522       $ 223,721       $ 256,001
------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures:
      Interest paid                                                            $     399       $     410       $     523
------------------------------------------------------------------------------------------------------------------------
      Income taxes paid                                                        $  12,842       $  18,546       $  15,445
------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 32
--------------------------------------------------------------------------------


      NOTE ONE: Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

      The Company Sybase, Inc. ("Sybase" or "the Company") develops, markets, and supports software products and services for client/server, Internet and intranet transaction processing, and data mart and data warehousing applications. Sybase's products include databases, middleware, and application development tools and are marketed under the brand names of Sybase and Powersoft. The Company also offers consulting and customer support and technical services; demand for such services is predominantly dependent upon the base of customers with installed license products.

      Basis of Presentation The consolidated financial statements include the accounts of Sybase and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      The Company translates the accounts of its foreign subsidiaries using the local foreign currency as the functional currency. For foreign subsidiaries in countries with highly inflationary economies the accounts are translated as if the U.S. dollar was the functional currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using current exchange rates, and gains and losses from this translation process are credited or charged to the "accumulated translation adjustments" account included in stockholders' equity. Foreign currency transaction gains and losses, which have not been material, are included in interest expense and other in the consolidated statements of operations.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Property, Equipment and Improvements Property, equipment and improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

      Capitalized Software The Company capitalizes software development costs incurred subsequent to the release of the product for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding three years, based on the estimated economic life of the product. Capitalized software costs amounted to $51,831,000, $37,911,000, and $26,984,000 at December
      31, 1996, 1995, and 1994, respectively, and related accumulated amortization was $31,857,000, $20,684,000, and $15,419,000, respectively.
      Software amortization charges included in cost of license fees were $7,364,000, $5,265,000, and $4,433,000, for 1996, 1995, and 1994,
      respectively.

      Intangible Assets Intangible assets, which have generally resulted from business combinations accounted for as purchases (Note Eleven), are recorded at the lower of amortized cost or fair value. Amortization is computed using the straight-line method over periods of three to eight years. Management periodically reviews the carrying amounts of the Company's intangible assets for indications of impairment.

      Long-Lived Assets Effective January 1, 1996 the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The Company adopted Statement 121 in 1996. The adoption of this statement did not have a material effect on the Company's financial statements.

33 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Revenue Recognition Sybase licenses software to end users under noncancellable license agreements. License fee revenue is recognized when a noncancellable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, and collectibility is reasonably assured. Sublicense fees are recognized as reported to the Company by its licensees. License fee revenue for certain application development and data access tools is recognized upon direct shipment to the end user or through an initial reseller channel to the end user. Maintenance and support revenues are recognized ratably over the term of the related agreements, which in most cases is one year. Revenue from consulting services under time and materials contracts and for training is recognized as services are performed. Revenue from other contract services is generally recognized under the percentage-of-completion method.

      The Company licenses its products primarily to companies and governmental agencies in the Americas, Europe, Asia, and Australia. The Company performs ongoing credit evaluations of these customers and generally does not require collateral. An allowance for doubtful accounts is maintained to provide for estimated uncollectible receivables. Actual uncollectible amounts could differ from such estimates.

      Transfer of Financial Assets The FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the financial statements.

      Product Development Revenues recognized under vendor and end-user funding arrangements amounted to $984,000, $2,237,000, and $9,064,000 for 1996,
      1995, and 1994, respectively. Company-funded product development, calculated as total product development expenses including amounts capitalized for financial reporting purposes, less revenues recognized under the vendor and end-user funding arrangements discussed above, amounted to $177,613,000, $162,278,000, and $111,788,000 for 1996, 1995,
      and 1994, respectively.

      Stock-Based Compensation Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

      Net Income (Loss) per Share Net income (loss) per share is computed using the weighted average number of shares of outstanding common stock and dilutive common stock equivalents from the assumed exercise of stock options (using the treasury stock method). Outstanding common stock and common stock equivalents of Powersoft have been converted to equivalent Sybase shares for periods prior to the merger of the companies (Note Ten).

      NOTE TWO: Financial Instruments
--------------------------------------------------------------------------------

      Cash and Cash Equivalents Cash equivalents are highly liquid investments with insignificant interest rate risk and original maturities of three months or less and are stated at amounts which approximate fair value, based on quoted market prices. Cash equivalents consist principally of taxable, short-term money market instruments.

      Short-Term Cash Investments Cash investments consist principally of taxable, short-term money market instruments with maturities of one year or less and are stated at amounts which approximate fair value, based on quoted market prices.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 34
--------------------------------------------------------------------------------


      In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS
      115), management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1996, the Company has classified all of its debt and equity securities as available-for-sale pursuant to SFAS 115. The available-for-sale securities are recorded as follows at December 31 (in thousands):

                                                                   1996         1995
------------------------------------------------------------------------------------
Cash and cash equivalents                                       $71,023     $ 71,613
Short-term cash investments (maturities of one year or less)     17,726       42,844
------------------------------------------------------------------------------------
                                                                $88,749     $114,457
====================================================================================

      Unrealized gains and losses at December 31, 1996 and 1995 and realized gains and losses for the years then ended were not material. Accordingly, the Company has not made a provision for such amounts in its consolidated balance sheets. The cost of securities sold is based on the specific identification method.

      Foreign Currency Forward Exchange Contracts       In order to reduce the
      effect of foreign currency fluctuations on its results of operations, the Company hedges its exposure on certain intercompany and customer receivables that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. Realized gains and losses from these hedges are recorded as interest expense and other and are offset by corresponding foreign currency gains and losses on hedged transactions.

      At December 31, 1996 and 1995, the Company had outstanding forward exchange contracts, all having maturities of approximately 30 days, to exchange various foreign currencies for U.S. dollars and Dutch guilders in the amounts of $55,511,000 and $21,819,000, respectively, and at December 31, 1996 and 1995, to exchange U.S. dollars and Dutch guilders into various foreign currencies in the amount of $20,027,000 and $5,771,000, respectively. Neither the carrying amount nor the fair value of these foreign currency forward exchange contracts was material at December 31, 1996 or 1995. One major U.S. multinational bank is counterparty to substantially all of these contracts.

      NOTE THREE: Property, Equipment, and Improvements
--------------------------------------------------------------------------------

      The components of property, equipment, and improvements are as follows at December 31 (in thousands):

                                                                       Estimated
                                                 1996         1995  useful lives
--------------------------------------------------------------------------------
Real property                                $  9,899     $  9,899   20-25 years
Computer equipment and software               263,694      203,406       3 years
Furniture and fixtures                         84,404       73,767       5 years
Leasehold improvements                         46,865       48,089    lease term
--------------------------------------------------------------------------------
                                              404,862      335,161
Less accumulated depreciation                (213,534)    (140,245)
--------------------------------------------------------------------------------
Net property, equipment, and improvements    $191,328     $194,916
================================================================================

      Depreciation expense amounted to $76,919,000, $57,941,000, and $28,454,000 in 1996, 1995, and 1994, respectively.

35 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      NOTE FOUR: Other Assets


      The components of other assets are as follows at December 31 (in thousands):

                                                                                       1996        1995
--------------------------------------------------------------------------------------------------------
Intangible assets, less accumulated amortization of $28,965 (1995 - $21,969)        $51,408      $62,974
Deposits                                                                              8,130        4,173
Other                                                                                 8,377        9,417
--------------------------------------------------------------------------------------------------------
                                                                                    $67,915      $76,564
========================================================================================================

      NOTE FIVE: Lease Obligations and Other Liabilities and Commitments
--------------------------------------------------------------------------------

      The Company leases certain office facilities and certain furniture and equipment under operating leases expiring through 2004, which generally require Sybase to pay operating costs, including property taxes, insurance, and maintenance. These facility leases generally contain renewal options and provisions adjusting the lease payments based upon changes in the consumer price index and increases in real estate taxes and operating expenses or in fixed increments. Rent expense is reflected on a straight-line basis over the term of the lease. Capital lease obligations incurred for equipment acquisitions have not been material.

      Future minimum lease payments under noncancellable operating leases having initial terms in excess of one year as of December 31, 1996 are as follows (in thousands):


--------------------------------------------------------------------------------
1997                                                                   $ 44,555
1998                                                                     32,613
1999                                                                     22,960
2000                                                                     15,994
2001                                                                     12,187
Thereafter                                                                5,907
--------------------------------------------------------------------------------
Total minimum lease payments                                           $134,216
================================================================================

      During 1995, the Company entered into a five-year lease of a new research and development facility in Boulder, Colorado. The lessor has committed to fund up to a maximum of $13,750,000 for construction of the facility. Payments under this lease will commence during 1997 and are based on LIBOR rates applied to amounts funded. The Company has an option to renew the lease for up to two five-year extensions, subject to certain conditions. If at the end of the lease term the Company does not purchase the property, the Company would guarantee a residual value to the lessor equal to a specified percentage of the lessor's cost of the facility. Under this lease, the Company is required to maintain compliance with certain financial covenants.

      Facility rent expense amounted to approximately $47,389,000, $42,347,000, and $28,929,000 in 1996, 1995, and 1994, respectively.

      At December 31, 1996, other liabilities included accrued rent expense under the Company's facilities leases ($1,463,000), noncurrent liabilities related to business combinations ($980,000), and other obligations ($428,000).

      At December 31, 1996, the Company had outstanding letters of credit in the amount of $2,664,000. The Company has also guaranteed the indebtedness of an unaffiliated company to a maximum of $6,600,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 36
--------------------------------------------------------------------------------


      NOTE SIX: Stockholders' Equity


      Preferred Stock Rights      Under the Company's stockholder rights plan,
      each stockholder receives one right to purchase one one-thousandth of a share of Series A Participating Preferred Stock (a "Right") for each share of common stock owned by the stockholder. Holders of the Rights are entitled to purchase for $250.00 one one-thousandth of one share of the Company's Series A Participating Preferred Stock in certain limited circumstances involving acquisitions of, or offers for 15 percent or more of, the Company's common stock. After any such acquisition is completed, each Right entitles its holder to purchase for $250.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then current market value of two times the exercise price of the Right. In connection with the stockholder rights plan, the Company has designated 200,000 shares of its 8,000,000 shares of authorized but unissued Preferred Stock as "Series A Participating Preferred Stock." Each one one-thousandth of each share of Series A Participating Preferred Stock will generally be afforded economic rights similar to one share of the Company's common stock. The Rights are redeemable for a specified period at a price of $.01 per Right and expire in March 2002.

      Stock Option Plans      Pursuant to the terms of the Company's 1988 Stock
      Option Plan, an aggregate of 17,930,480 shares of common stock has been issued or reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the date of the grant. Options generally expire over terms not exceeding ten years from the grant date, one month after termination of employment, or six months after death or permanent disability of the optionee and are exercisable to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

      The 1996 Stock Option Plan was approved by the Company's stockholders in May 1996. An aggregate of 2,977,000 shares of common stock are reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the date of the grant. The exercise price of all nonstatutory stock options granted under the 1996 Stock Option Plan must be at least 85% of the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value on the grant date. Options generally expire over terms not exceeding ten years from the grant date, three months after termination of employment, two years after death, one year in the case of permanent disability, or the balance of the option's term in the case of an employee's retirement. Options are exercisable to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

      An aggregate of 700,000 shares of common stock has been issued or reserved for issuance under the 1992 Director Stock Option Plan. All grants of options under the Plan are automatic and nondiscretionary and may be granted only to nonemployee directors. The exercise price of all options granted under the Plan must be the fair market value of the shares at the date of grant. Options expire in ten years from the date of grant and vest ratably over four years from the grant date.

37 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      Price data and activity for the Company's option plans, including options assumed by Sybase in mergers with Powersoft and other companies (adjusted for the merger exchange ratio) are summarized as follows:


                           Outstanding options           Outstanding options  Weighted average
                              Number of shares                   Price range   price per share
----------------------------------------------------------------------------------------------
Balance at December 31, 1993        10,645,935               $  .01-41.00                --
Assumed in mergers                     145,492                 2.63-45.69                --
Granted                              3,192,652                35.75-52.88                --
Exercised                           (2,235,038)                 .01-46.13                --
Cancelled                             (508,528)                 .23-52.88                --
----------------------------------------------------------------------------------------------
Balance at December 31, 1994        11,240,513               $  .06-52.88                --
----------------------------------------------------------------------------------------------
Assumed in merger                       33,345               $  .74-21.76            $13.92
Granted                              8,098,360                  .75-51.75             29.98
Exercised                           (2,081,293)                 .06-47.38              6.70
Cancelled                           (5,361,881)                 .23-52.88             39.06
----------------------------------------------------------------------------------------------
Balance at December 31, 1995        11,929,044               $  .13-52.88             22.30
----------------------------------------------------------------------------------------------
Assumed in merger                      135,496               $ 2.57-13.37              5.07
Granted                             11,412,135                14.50-35.00             19.19
Exercised                           (1,911,037)                 .13-31.50              7.27
Cancelled                           (8,803,446)                 .38-52.88             27.10
----------------------------------------------------------------------------------------------
Balance at December 31, 1996        12,762,192               $  .23-49.38            $18.27
==============================================================================================

      At December 31, 1996, options to purchase 2,840,122 shares were exercisable at prices ranging from $0.23 to $49.38. Shares available for grant totaled 2,732,344 at December 31, 1996.

      In September 1996, the Board of Directors approved a stock option repricing program pursuant to which all employees of the Company (excluding certain executive officers) could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $19.25 per share (equal to the then fair market value), with exercisability generally prohibited until July 21, 1997. A total of 5,259,938 options with exercise prices ranging from $20.50 to $47.75 per share were exchanged or amended under the program. The exchange of such options is presented in the preceding table as cancellations and subsequent grants.

      In June 1995, the Board of Directors approved a stock option repricing program pursuant to which employees of the Company (excluding certain executive officers) could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $26.88 per share (equal to the then fair market value), with exercisability generally prohibited until January 30, 1996. A total of 4,298,471 options with exercise prices ranging from $27.38 to $52.88 per share were exchanged or amended under the program. The exchange of such options is presented in the preceding table as cancellations and subsequent grants.

      The income tax benefits that accrue to the Company from exercises of nonqualified stock options and disqualifying dispositions of incentive stock options are recorded as additional paid-in capital.

      Employee Stock Purchase Plans The Company has an Employee Stock Purchase Plan and a Foreign Subsidiary Employee Stock Purchase Plan (collectively the "Plans"), which allow eligible employees to purchase common stock through payroll deductions. The Plans consist of consecutive 24-month offering periods composed of four

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 38
--------------------------------------------------------------------------------

         6-month exercise periods. The shares can be purchased at the lower of 85 percent of the fair market value of the common stock at the date of commencement of this two-year offering period or at the last day of each 6-month exercise period. Purchases are limited to 10 percent of an employee's eligible compensation, subject to an annual maximum as defined in the Plans.

         In connection with the merger of Sybase and Powersoft described in Note Ten, all rights to purchase shares of Powersoft capital stock under the Powersoft Corporation Employee Stock Purchase Plan in the offering period ending on June 30, 1995 were converted into rights to purchase Sybase common stock (adjusted for the merger exchange ratio).

         The Company's stockholders authorized the issuance of up to 4,700,000 shares of common stock under the Plans, of which 883,956 shares were available for issuance as of December 31, 1996. Employees purchased 1,080,620 shares in 1996, 708,785 shares in 1995, and 669,603 shares in
         1994, including equivalent shares purchased under Powersoft employee stock purchase plans.

         Pro Forma Disclosures of the Effect of Stock-Based Compensation Plans The Company applies APB Opinion No. 25 and related Interpretations in accounting for grants to employees under its stock-based compensation plans, described above. Accordingly, no compensation cost has been recognized for grants to employees under its fixed stock option plans or its employee stock purchase plan. Compensation cost for the estimated fair value of grants to nonemployee consultants of stock-based compensation has not been material. Had compensation cost been charged to expense for grants to employees under the Company's fixed stock option plans and its employee stock purchase plan based on the fair value at the grant dates for awards under those plans, consistent with the method encouraged by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                             1996         1995
--------------------------------------------------------------------------------
Net loss (in thousands)         As reported             $ (79,006)    $(19,502)
                                 Pro forma              $(115,399)    $(36,512)
Net loss per share              As reported             $   (1.05)    $  (0.27)
                                 Pro forma              $   (1.54)    $  (0.51)
================================================================================

         Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effects will not be fully reflected until 1998. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumption:

                                                              1996         1995
--------------------------------------------------------------------------------
Expected volatility                                           51.5%        52.0%
Risk-free interest rate                                        5.6%         5.7%
Expected lives (years)*                                        2.9          3.1
Expected dividend yield                                         --           --
================================================================================

*The expected life of the Sybase options granted during 1996 and 1995 under the 1988 and 1996 Stock Option Plans is estimated to be 4.25 years. This is offset by lower weighted-average expected lives attributed to the 1996 and 1995 repricings, the Employee Stock Purchase Plan, and certain provisions of the 1996 Stock Option Plan.

         The weighted-average grant-date fair value of options granted during 1996 and 1995 was $6.22 and $9.55, respectively.

39 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                       Options Outstanding       Options Exercisable
----------------------------------------------------------------------------------------------------
                                                    Weighted
                                                     Average      Weighted                  Weighted
                                                   Remaining       Average                   Average
                                         Number         Life      Exercise       Number     Exercise
Ranges of Exercisable Prices        Outstanding   (in years)         Price  Exercisable        Price
----------------------------------------------------------------------------------------------------
$ 0.23 to $ 8.63                        910,577          1.7        $ 1.96      881,335       $ 1.92
$ 9.00 to $13.88                        597,291          5.0        $13.15      581,087       $13.21
$14.13 to $18.38                      3,891,795          9.4        $16.03      152,272       $15.79
$19.25 to $21.56                      5,548,546          8.0        $19.30      138,828       $20.66
$22.07 to $32.25                      1,304,629          7.5        $26.94      802,969       $27.14
$33.88 to $49.38                        509,354          7.7        $37.21      283,631       $37.50
----------------------------------------------------------------------------------------------------
                                     12,762,192                               2,840,122
====================================================================================================


      NOTE SEVEN: Income Taxes
--------------------------------------------------------------------------------

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      The following is a geographical breakdown of consolidated income (loss) before income taxes (including intercompany royalties and expenses) by income tax jurisdiction (in thousands):

                                                   1996         1995        1994
--------------------------------------------------------------------------------
United States                                 $(80,347)    $(14,993)    $119,999
Foreign                                         13,639          251       20,277
--------------------------------------------------------------------------------
Total                                         $(66,708)    $(14,742)    $140,276
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 40
--------------------------------------------------------------------------------

      The provisions for income taxes consist of the following (in thousands):

                        1996           1995           1994
-----------------------------------------------------------
Federal
      Current       $     --       $ 10,118       $ 38,375
      Deferred            --        (17,422)        (5,989)
-----------------------------------------------------------
                          --         (7,304)        32,386
State
      Current            560          3,340         12,555
      Deferred          (100)        (3,229)          (716)
-----------------------------------------------------------
                         460            111         11,839
Foreign
      Current         11,838         13,012          9,118
      Deferred            --         (1,059)          (120)
-----------------------------------------------------------
                      11,838         11,953          8,998
-----------------------------------------------------------
Total               $ 12,298       $  4,760       $ 53,223
===========================================================


      The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                    1996          1995           1994
-------------------------------------------------------------------------------------
Tax (credit) at U.S. statutory rate             $(23,348)      $(5,160)      $ 49,096
State tax (credit), net of federal benefit        (3,232)           72          7,706
Effect of foreign operations                       9,714         5,469         (5,019)
Tax-exempt interest                                  (57)       (1,919)        (1,939)
Nondeductible merger costs                            --         4,415            480
Research and development tax credits                  --        (1,000)        (1,700)
Increase in valuation allowance                   24,376            --             --
Other                                              4,845         2,883          4,599
-------------------------------------------------------------------------------------
Total                                           $ 12,298       $ 4,760       $ 53,223
=====================================================================================

41 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      Deferred income taxes result principally from temporary differences between years in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Company's net deferred tax assets were as follows at December 31 (in thousands):

                                                                    1996           1995
---------------------------------------------------------------------------------------
Depreciation                                                    $  3,303       $  4,174
Deferred revenue                                                   8,336          8,981
Accrued expenses                                                  10,490          8,279
Allowance for doubtful accounts                                    6,882          8,124
Purchased software                                                 5,439          8,178
Net operating loss carryovers and tax credit carryforwards        46,635          3,124
Other assets (liabilities)                                        (3,269)         3,299
---------------------------------------------------------------------------------------
Total before valuation allowance                                  77,816         44,159
Valuation allowance                                              (36,681)        (3,124)
---------------------------------------------------------------------------------------
Net deferred tax assets                                         $ 41,135       $ 41,035
=======================================================================================

Recorded as:
Current deferred tax assets                                     $ 13,729       $ 24,947
Noncurrent deferred tax assets (liabilities)                      27,406         16,088
---------------------------------------------------------------------------------------
                                                                $ 41,135       $ 41,035
=======================================================================================

      The valuation allowance increased by $33,557,000 in 1996 and includes $9,181,000 related to deferred tax assets arising from tax benefits associated with stock option plans. Any reduction in the valuation allowance resulting from realization of such tax benefits will be credited directly to stockholders' equity. As of December 31, 1996, the Company has U.S. federal net operating loss carryforwards of approximately $98,000,000 and tax credit carryforwards of approximately $6,700,000 which expire in various years through 2011.

      Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

      No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (approximately $15,400,000 at December 31, 1996) since the Company plans to permanently reinvest all such earnings.

      NOTE EIGHT: Retirement Plan
--------------------------------------------------------------------------------

      The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. Discretionary Company contributions are based on achieving certain operating profit goals. There were no discretionary Company contributions in 1996 or 1995. In 1994 the discretionary Company contribution was $2,300,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 42
--------------------------------------------------------------------------------
      NOTE NINE: Segment and Geographical Information
--------------------------------------------------------------------------------

      The Company operates in one industry segment (the development and marketing of computer software and related services) and markets its products and services internationally through both foreign subsidiaries and distributors located in the Americas, Europe, Asia, and Australia. Interarea revenues, which are eliminated in the consolidated financial statements, represent royalties from license and service fees generated by the foreign operations. Intercontinental includes operations in Asia, Australia, and Latin America.

      The following table presents a summary of operating information and certain year-end balance sheet information by geographic region (in thousands):

                                                                     1996            1995           1994
--------------------------------------------------------------------------------------------------------
Revenues:
      Unaffiliated customers:
            United States, Canada, and Mexico                 $   615,663       $ 588,827       $564,772
            Europe                                                238,810         239,842        194,807
            Intercontinental                                      157,072         127,917         65,814
--------------------------------------------------------------------------------------------------------
            Total                                             $ 1,011,545       $ 956,586       $825,393
========================================================================================================
Interarea                                                     $    58,014       $  52,891       $ 41,044

Operating income (loss):
      United States, Canada, and Mexico                       $  (154,116)      $ (75,677)      $116,731
      Europe                                                       36,241          22,673         17,851
      Intercontinental                                             43,660          29,659             --
--------------------------------------------------------------------------------------------------------
            Total                                             $   (74,215)      $ (23,345)      $134,582
========================================================================================================
Cash, cash equivalents, and short-term cash investments:
      United States, Canada, and Mexico                       $   110,955       $ 166,292       $213,259
      Europe                                                       42,378          36,638         37,676
      Intercontinental                                             21,189          20,791          5,066
--------------------------------------------------------------------------------------------------------
            Total                                             $   174,522       $ 223,721       $256,001
========================================================================================================
Accounts receivable, net:
      United States, Canada, and Mexico                       $   121,710       $ 105,541       $116,734
      Europe                                                       69,438          60,147         51,037
      Intercontinental                                             48,318          28,236         15,919
--------------------------------------------------------------------------------------------------------
            Total                                             $   239,466       $ 193,924       $183,690
========================================================================================================
Identifiable assets:
      United States, Canada, and Mexico                       $   514,569       $ 563,135       $514,729
      Europe                                                      136,405         126,927        116,085
      Intercontinental                                            100,917          76,230         40,626
--------------------------------------------------------------------------------------------------------
            Total                                             $   751,891       $ 766,292       $671,440
========================================================================================================

43 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      NOTE TEN: Merger with Powersoft Corporation


      On February 13, 1995, Sybase, through a wholly owned subsidiary, merged with Powersoft, a U.S.-based company that provides a family of scalable client/server application development and data access tools. Sybase issued 17,801,092 shares of its common stock for all of the outstanding common stock of Powersoft (based on a merger exchange ratio of 1.6 shares of Sybase common stock for each share of Powersoft common stock) and assumed all outstanding obligations for the issuance of up to 2,840,155 additional shares of Sybase common stock based on the merger exchange ratio. The merger was accounted for as a pooling of interests and the historical consolidated financial statements of Sybase for prior periods have been restated to include the financial position, results of operations, and cash flows of Powersoft. Components of the consolidated results of operations of Sybase and Powersoft for 1994 are as follows:

(in thousands)
--------------------------------------------------------------------------------
Revenues:
Sybase                                                                $693,806
Powersoft                                                              131,587
--------------------------------------------------------------------------------
Total                                                                 $825,393
================================================================================

Net income:
Sybase                                                                $ 75,207
Powersoft                                                               11,846
--------------------------------------------------------------------------------
Total                                                                 $ 87,053
================================================================================

      Revenue and net income of Powersoft for the period from January 1 through February 13, 1995 were approximately $14,660,000 and $790,000, respectively.

      Costs of the merger were charged to operations in 1995. The consolidated results of operations for 1994 include certain immaterial adjustments to conform the accounting policies of Powersoft to those followed by Sybase. Intercompany transactions between Powersoft and Sybase were not material.

      NOTE ELEVEN: Business Combinations
--------------------------------------------------------------------------------

      On February 28, 1996 Sybase acquired Visual Components, Inc., a developer and marketer of components for software developers. Sybase issued 733,178 shares of its common stock for all the outstanding shares of common stock of Visual Components, Inc. and assumed outstanding options to acquire 135,496 shares of Sybase common stock based on the merger exchange ratio. The transaction has been accounted for as a pooling of interests. The operating results of Visual Components, Inc. prior to the combination were not material in relation to those of Sybase. Therefore, prior period financial information of Sybase has not been restated.

      In May 1995, Sybase, through a wholly owned subsidiary, acquired SDP, S.A. ("SDP") a French company that develops and markets database modeling and design tools. Under the terms of the acquisition agreement, Sybase paid $32,500,000 in cash to the stockholders of SDP (approximately $26,500,000 upon consummation of the acquisition and approximately $6,000,000 in decreasing annual installments through 1998, subject to satisfaction of certain conditions) for all of the outstanding shares of the company. Approximately $12,000,000 of the purchase price was allocated to intangible assets, which are being amortized over periods of three to seven years, and approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       Sybase, Inc. 44
--------------------------------------------------------------------------------

         $20,000,000 was allocated to in-process technology and charged to operations in 1995. Sybase has accounted for the acquisition as a purchase. The historical results of operations of SDP, which have not been material in relation to those of Sybase, are included in the consolidated results of operations for periods subsequent to the acquisition date. In 1996, pursuant to the terms of the acquisition agreement, Sybase made a payment of $1,850,000.

         In April 1994, Sybase acquired all the stock and options of Micro Decisionware, Inc. ("MDI"), a U.S.-based company that provides multiplatform database interoperability solutions. Sybase issued 475,500 shares of its common stock and assumed outstanding options to acquire 66,380 common shares. As a condition of the merger, Sybase entered into a consulting agreement and covenant not to compete with the majority stockholder of MDI. Pursuant to such agreement, Sybase is obligated to pay a fee in cash and common stock of up to approximately $11,900,000 based on the financial performance of MDI and certain Sybase products through December 31, 1995. Common stock and cash totaling $5,000,000 was paid in 1995. In 1996, 238,182 shares of Sybase common stock was issued at a value of approximately $5,700,000. In connection with this acquisition, Sybase has recorded intangible assets of approximately $29,000,000, which are being amortized over periods of seven and eight years. The transaction was accounted for as a purchase. The results of operations of MDI, which have not been material in relation to those of Sybase, are included in the consolidated results of operations for periods subsequent to the acquisition date.

         In addition to the transactions discussed above, in 1995 and 1994, Sybase and Powersoft acquired several technology companies and distributors of their products in transactions which were accounted for as poolings of interests. In connection with these transactions, Sybase issued 279,045 and 2,957,212 shares of its common stock (including equivalent Sybase shares issued by Powersoft in such transactions) during 1995 and 1994, respectively. Also in 1995 and 1994 Sybase and Powersoft acquired several distributors of their products in various countries in transactions accounted for as purchases. Sybase and Powersoft paid cash for the businesses totaling $8,270,000 and $7,574,000 in 1995 and 1994, respectively, and issued 40,880 shares of Sybase common stock in 1995. Amounts recorded as intangible assets from these transactions were $14,036,000 and $10,773,000 in 1995 and 1994, respectively. These intangible assets are being amortized over periods of five to seven years. During 1996, Sybase paid approximately $1,600,000 related to earn-out provisions for transactions consummated in prior years. At December 31, 1996, an additional $5,150,000 may be payable by Sybase contingent upon achievement of certain financial objectives by these businesses. The results of operations of these entities prior to the acquisitions were not material in relation to those of Sybase. Results of operations of these entities have been included in the consolidated results of operations for the periods subsequent to the respective acquisition dates.

         NOTE TWELVE: Litigation
--------------------------------------------------------------------------------

         Following the Company's announcement on April 3, 1995, of its preliminary results of operations for the quarter ended March 31, 1995, several class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court, Northern District of California. The complaints were similar and alleged violations of federal and state securities laws and request unspecified monetary damages. These actions have been consolidated, and a consolidated amended class action complaint was served on August 7, 1995, and the parties are in pretrial discovery. Management believes that the claims contained in the consolidated amended complaint are without merit and intends to defend against the claims vigorously. In the opinion of management, resolution of this litigation is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of this matter could materially affect the Company's future results of operations or cash flows in a particular period. The Company is also a party to various legal disputes and proceedings arising from the ordinary course of business activities. In the opinion of management,

45 Sybase, Inc.                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         resolution of these matters is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period.

         NOTE THIRTEEN: Restructuring


         In July 1996, the Company announced and began to implement a restructuring plan aimed at reducing costs, restoring profitability to the Company's operations, and focusing the Company's products around its core businesses. The Company's restructuring actions consisted primarily of terminating certain product lines, terminating employees and vacating certain facilities, and cancelling real estate leases as a result of these employee terminations. These actions resulted in a charge to operations of approximately $49,200,000, including approximately $17,000,000 for employee severance and related items, $15,700,000 for vacating facilities and cancelling real estate leases, $13,900,000 for expenses related to discontinued products, and $2,600,000 for other restructuring related items. Of this amount $22,300,000 was paid in 1996, $9,300,000 was included in other accrued liabilities at December 31, 1996 and $17,600,000 consisted of write-offs of property, equipment and improvements, capitalized software development costs, and other assets. The Company expects that the majority of the remaining $9,300,000 accrued liability balance at December 31, 1996 will be expended in 1997.

         NOTE FOURTEEN: Subsequent Events


         On February 21, 1997 Sybase acquired Purchase Net, Inc., a developer of application development software. Sybase issued 750,000 shares of its common stock for all the outstanding shares of common stock of Purchase Net, Inc. The transaction will be accounted for as a purchase. The results of operations of Purchase Net, Inc., which have not been material in relation to those of Sybase, will be included in the consolidated results of operations for periods subsequent to the acquisition date.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)                     Sybase, Inc.  46
--------------------------------------------------------------------------------


      The tables below and to the right present unaudited quarterly and annual financial information and stock price data for 1996 and 1995.

Three months ended (In thousands,         March 31,        June 30,   September 30,   December 31,
except per share and stock price data)         1996            1996            1996           1996             1996
-------------------------------------------------------------------------------------------------------------------
Revenues:
   License fees                           $ 147,945       $ 150,454       $ 147,219       $159,873      $   605,491
   Services                                  95,719          99,433         102,994        107,908          406,054
                                          -------------------------------------------------------------------------
Total revenues                              243,664         249,887         250,213        267,781        1,011,545
                                          -------------------------------------------------------------------------
Costs and expenses:
   Cost of license fees                       7,117           7,585           6,963          8,194           29,859
   Cost of services                          56,139          62,846          62,906         64,382          246,273
   Sales and marketing                      130,293         137,197         123,373        132,296          523,159
   Product development and
      engineering                            43,091          46,085          39,217         36,283          164,676
   General and administrative                18,726          19,735          17,163         16,937           72,561
   Cost of restructuring                         --              --          49,232             --           49,232
                                          -------------------------------------------------------------------------
Total costs and expenses                    255,366         273,448         298,854        258,092        1,085,760
                                          -------------------------------------------------------------------------
Operating income (loss)                     (11,702)        (23,561)        (48,641)         9,689          (74,215)
Interest income and expense, net              2,494           2,197           1,112          1,704            7,507
                                          -------------------------------------------------------------------------
Income (loss) before income taxes            (9,208)        (21,364)        (47,529)        11,393          (66,708)
Provision (benefit) for income taxes         (2,302)          3,200           5,100          6,300           12,298
                                          -------------------------------------------------------------------------
Net income (loss)                         $  (6,906)      $ (24,564)      $ (52,629)      $  5,093      $   (79,006)
                                          -------------------------------------------------------------------------
Net income (loss) per share               $   (0.09)      $   (0.33)      $   (0.69)      $   0.07      $     (1.05)
                                          -------------------------------------------------------------------------
Stock prices:
   High                                   $   37.13       $   27.38       $   20.00       $  20.50      $     37.13
   Low                                    $   22.25       $   21.50       $   14.38       $  13.88      $     13.88

47 Sybase, Inc.                      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------


Three months ended (In thousands,         March 31,        June 30,   September 30,   December 31,
except per share and stock price data)         1995            1995            1995           1995           1995
-----------------------------------------------------------------------------------------------------------------
Revenues:
   License fees                           $ 136,325       $ 154,206       $ 145,963       $179,148      $ 615,642
   Services                                  79,927          85,804          87,111         88,102        340,944
                                          -----------------------------------------------------------------------
Total revenues                              216,252         240,010         233,074        267,250        956,586
                                          -----------------------------------------------------------------------
Costs and expenses:
   Cost of license fees                       7,222           7,562           6,446          8,506         29,736
   Cost of services                          46,158          50,204          53,707         54,950        205,019
   Sales and marketing                      108,731         120,748         118,170        133,755        481,404
   Product development and
      engineering                            35,366          36,842          38,412         41,282        151,902
   General and administrative                15,762          16,233          17,173         18,720         67,888
   Cost of merger (credit)                   24,997              --            (980)            --         24,017
   Purchase of in-process
      technology                                 --          19,965              --             --         19,965
                                          -----------------------------------------------------------------------
Total costs and expenses                    238,236         251,554         232,928        257,213        979,931
                                          -----------------------------------------------------------------------
Operating income (loss)                     (21,984)        (11,544)            146         10,037        (23,345)
Interest income and expense, net              2,422           2,374           1,921          1,886          8,603
                                          -----------------------------------------------------------------------
Income (loss) before income taxes           (19,562)         (9,170)          2,067         11,923        (14,742)
Provision (benefit) for income taxes         (2,126)             --             925          5,961          4,760
                                          -----------------------------------------------------------------------
Net income (loss)                         $ (17,436)      $  (9,170)      $   1,142       $  5,962      $ (19,502)
                                          -----------------------------------------------------------------------
Net income (loss) per share               $   (0.25)      $   (0.13)      $    0.02       $   0.08      $   (0.27)
                                          -----------------------------------------------------------------------
Stock prices:
   High                                   $   54.50       $   39.13       $   36.50       $  39.25      $   54.50
   Low                                    $   40.00       $   20.13       $   28.75       $  30.75      $   20.13

CORPORATE AND INVESTOR INFORMATION                               Sybase, Inc. 48
--------------------------------------------------------------------------------


BOARD OF DIRECTORS
------------------

Mark B. Hoffman
Chairman of the Board,
Sybase, Inc.
Chief Executive Officer,
DistriVision Development Corporation
Director since 1984

Mitchell E. Kertzman
Chief Executive Officer and President
Director since 1995

Robert S. Epstein
Executive Vice President and Chief Information Officer
Director since 1984

Richard C. Alberding(1)
Retired, Executive Vice President,
Hewlett-Packard Company
Director since 1993

L. William Krause(1)
President and Chief Executive Officer,
Storm Technology, Inc.
Director since 1995

David E. Liddle, Ph.D.(1)
President and Chief Executive Officer,
Interval Research Corporation
Director since 1984

Alan B. Salisbury(2)
President and General Manager,
Learning Tree International USA, Inc.
Director since 1993

Robert P. Wayman(2)
Executive Vice President,
Finance and Administration, and
Chief Financial Officer,
Hewlett-Packard Company
Director since 1995

Jeffrey T. Webber(2)
President,
R.B. Webber & Company, Inc.
Director since 1993

(1) Member of Compensation Committee
(2) Member of Audit Committee


CORPORATE OFFICERS
------------------

Mark B. Hoffman
Chairman of the Board

Mitchell E. Kertzman
Chief Executive Officer and President

Robert S. Epstein
Executive Vice President and
Chief Information Officer

David A. Litwack
Executive Vice President, Products

Jack L. Acosta
Senior Vice President
and Chief Financial Officer

Michael W. Bealmear
Senior Vice President,
Worldwide Services

Michael H. Forster
Senior Vice President,
Worldwide Field Operations

Mindi Butterfield
Vice President, Marketing

Mitchell L. Gaynor
Vice President,
General Counsel, and Secretary

Janet H. Mahoney
Vice President,
Worldwide Human Resources

Peter F. Pervere
Vice President and
Corporate Controller


STOCKHOLDER INFORMATION
-----------------------

A copy of the Company's Annual Report, Form 10-K, and other financial documents will be on file as of March 31, 1997, with the Securities and Exchange Commission and are available on request. Please direct your request to any of the following:



By written request:
Sybase, Inc.
Investor Relations Department
6475 Christie Avenue
Emeryville, California USA 94608

By telephone:
+1 510 922 5399

Via the World Wide Web:
www.sybase.com

Registrar and Transfer Agent
Boston Equiserve LP
Shareholder Services
Mail Stop: 45-01-23
P.O. Box 644
Boston, Massachusetts USA 02102
+1 617 575 3120
www.equiserve.com

Annual Meeting
The annual meeting of stockholders
will be held at 10:00 a.m. on
May 20, 1997, at the Company's
offices at 6603 Bay Street,
Emeryville, California.

Stock Information
As of December 31, 1996, the Company had 2,291 stockholders of record. The Company has never paid cash dividends.

Stock Listing
Sybase, Inc., is traded on the NASDAQ/
National Market System, NASDAQ
Symbol: SYBS

Independent Auditors
Ernst & Young LLP
San Francisco, California

                                                       GLOBAL CORPORATE CONTACTS
--------------------------------------------------------------------------------

SYBASE, INC.

Corporate Headquarters
6475 Christie Avenue
Emeryville, California
USA 94608
800 8 SYBASE
+1 510 922 3500
Fax: +1 510 922 3210
World Wide Web:
www.sybase.com

European Headquarters
Planetenbaan 25
3606 AK Maarssen
The Netherlands
+31 34658 2999
Fax: +31 34655 2884

Sybase Professional Services
77 South Bedford Street
Burlington, Massachusetts
USA 01803
+1 617 564 6100
Fax: +1 617 564 7000

EUROPE

Belgium
+32 2 716 8311
Fax: +32 2 725 6550

Czech Republic
+42 2 243 10808
Fax: +42 2 243 15024

France
+33 14190 4190
Fax: +33 14190 4200

Germany
+49 211 59760
Fax: +49 211 5976111

Italy
+39 2 483241
Fax: +39 2 4830 0660

The Netherlands
+31 34658 2999
Fax: +31 34655 2884

Spain
+34 1 302 0900
Fax: +34 1 302 8937

Sweden
+46 8 587 11000
Fax: +46 8 750 5420

Switzerland
+41 1 308 63 63
Fax: +41 1 308 63 99

United Kingdom
+44 1628 597100
Fax: +44 1628 597000

Distribution in:
Austria
Commonwealth of
 Independent States
Cyprus
Denmark
Egypt
Finland
Greece
Hungary
Ireland
Israel
Kuwait
Morocco
Norway
Portugal
Saudi Arabia
South Africa
Tunisia
Turkey
United Arab Emirates

Canada
+1 905 273 8500
Fax: +1 905 273 8550

ASIA PACIFIC

Australia
+612 9936 8800
Fax: +612 9936 8822

China
+8610 6856 8488
Fax: +8610 6856 8489

Hong Kong
+852 2506 6000
Fax: +852 2506 6050

India
+9180 226 2233
Fax: +9180 226 7676

Indonesia
+6221 526 6520
Fax: +6221 526 6523

Japan
+813 5210 6000
Fax: +813 5210 6300

Korea
+822 3451 5200
Fax: +822 3451 5299

Malaysia
+60 3242 4218
Fax: +60 3243 4318

New Zealand
+64 4473 3661
Fax: +64 4499 9068

Philippines
+632 754 4000
Fax: +632 754 4141

Singapore
+65 330 4118
Fax: +65 338 8112

Taiwan
+886 2 715 6000
Fax: +886 2 545 6909

Distribution in:
India
Thailand

For other Asia Pacific inquiries:
+852 2506 6000
Fax: +852 2506 6050

LATIN AMERICA

Brazil
+55 11214 4044
Fax: +55 11214 0820

Mexico
+52 5282 8000
Fax: +52 5282 8045

Distribution in:
Argentina
Chile
Colombia
Costa Rica
Ecuador
El Salvador
Guatemala
Panama
Peru
Puerto Rico
Venezuela

For other Latin America
inquiries:
+1 305 267 9344
Fax: +1 305 267 9973

Design:Jacobs Fulton Design Group, Palo Alto, CA
Photography:Louis Fabian Bachrach
Printing:George Rice & Sons

(C) Copyright 1997 Sybase, Inc. All rights reserved. Sybase, the Sybase logo, Open Solutions, Powersoft, SQL Anywhere, NetImpact, WarehouseNOW, Sybase IQ, OmniCONNECT, PowerBuilder, System 11, SQL Server, Sybase MPP, S-Designor, Optima++, Visual Components, Open Client/Server, Replication Server, Bit-Wise, web.sql, and DataWindow are trademarks of Sybase, Inc. or its subsidiaries. (R) indicates registration in the United States of America. Other company and product names may be trademarks of the companies with which they are associated.