Form 10-K, Exhibit 13
period 1997-12-31
SYBASE INC
filed 1998-03-31
CIK 768262

                                                                    EXHIBIT 13.2

Sybase, Inc.
page 4

Selected Financial Data

Consolidated Statement of Operations Data

(In thousands, except per share data)                             1997          1996          1995         1994        1993
Revenues:
      License fees                                              $471,036     $  605,491     $615,642     $588,973    $349,131
      Services                                                   432,901        406,054      340,944      236,420     134,919
Total revenues                                                   903,937      1,011,545      956,586      825,393     484,050
Costs and expenses:
      Cost of license fees                                        31,356         29,859       29,736       33,446      17,658
      Cost of services                                           248,625        246,273      205,019      140,274      69,402
      Sales and marketing                                        469,161        523,159      481,404      350,239     210,478
      Product development and engineering                        138,590        164,676      151,902      114,008      71,911
      General and administrative                                  62,607         72,561       67,888       52,844      36,675
      Cost of restructuring                                         --           49,232         --           --          --
      Cost of merger                                                --             --         24,017         --          --
      Purchase of in-process technology                             --             --         19,965         --          --

Total costs and expenses                                         950,339      1,085,760      979,931      690,811     406,124
Operating income (loss)                                          (46,402)       (74,215)     (23,345)     134,582      77,926
Interest income and expense, net                                   5,646          7,507        8,603        5,694       3,728
Income (loss) before income taxes                                (40,756)       (66,708)     (14,742)     140,276      81,654
Provision for income taxes                                        14,668         12,298        4,760       53,223      31,056
Net income (loss)                                               $(55,424)    $  (79,006)    $(19,502)    $ 87,053    $ 50,598
Basic net income (loss) per share                               $  (0.70)    $    (1.05)    $  (0.27)    $   1.29    $   0.79
Shares used in computing basic net income (loss) per share        78,794         75,160       71,292       67,458      64,143
Diluted net income (loss) per share                             $  (0.70)    $    (1.05)    $  (0.27)    $   1.18    $   0.72
Shares used in computing diluted net income (loss) per share      78,794         75,160       71,292       73,523      70,423


Consolidated Balance Sheet Data
(In Thousands)

                                                                  1997           1996         1995         1994        1993
Cash, cash equivalents and cash investments                     $246,137     $  174,522     $223,721     $256,001    $181,385
Working capital                                                   67,510         93,056      140,306      200,767     170,199
Total assets                                                     781,625        751,891      766,292      671,440     400,621
Long-term obligations                                              1,959          2,871        5,452        7,543       5,927
Stockholders' equity                                             371,515        396,808      439,649      407,615     243,953


Historical Financial results of operations of Sybase contained in this annual report have been restated to include the results of operations of Powersoft Corporation.

pg 5

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sybase completed 1997 with revenue of over $900 million; down from the Company's record high of $1 billion in 1996. There were three major factors in 1997 that significantly impacted revenue: First, revenue growth in North America slowed partially, the Company believes, due to companies reallocating technological resources toward "Year 2000" compliance and away from building strategic enterprise applications. Second, because of the uncertain economic conditions in the Asia Pacific region, the Company has taken a more conservative approach with respect to its business practices in the region. Consequently, while the Company continued to win substantial new business in the region, the economic conditions and the changes in our business practices resulted in a decrease in revenue recognized for the year. Third, in January 1998, the Company discovered that certain accounting practices in its Japanese subsidiary were not in accordance with U.S. generally accepted accounting principles and the Company's policies. As a result of these irregularities, the Company has restated its revenues and results of operations for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997. The restatement resulted in a decrease in revenue totaling approximately $43 million for the nine months ended September 30, 1997.

At the end of 1997, Sybase had approximately $246 million in cash, cash equivalents and cash investments and stockholders' equity of approximately $372 million. Days sales outstanding in accounts receivable was 82 days for the quarter ended December 31, 1997.

The Company continued to maintain its core customer base with strength in many markets. In particular, Sybase counts as its customers 68 of the top 100 banks, all 20 of the leading life insurance companies, 300 worldwide healthcare organizations, and the top 25 telecommunications companies worldwide.

In 1997, the Company delivered its next generation relational database, Adaptive Server(TM) Enterprise 11.5. Other products delivered as part of the Adaptive Component Architecture(TM) included PowerJ(TM) Java(TM) development tool, Jaguar CTS(TM) component transaction server, DirectConnect(TM) and OmniConnect(TM), PowerBuilder(R) 6.0, PowerDesigner(R), Power++(TM) and PowerSite(TM). Leveraging the strength of each product category, this comprehensive suite of innovative technology will be the basis for revenue growth for 1998. However, as this is a forward-looking statement, future actual results may differ based on future product licenses and the factors described in "Future Operating Results."

The Company continues to focus resources and product/service solutions around rapid growth market opportunities in data warehouse, Web computing and occasionally connected computing. Sybase's services business, which includes consulting, education and support, has grown to be a more significant part of the Company and a critical element in our customer relationships. While the Company has focused efforts towards increasing software sales, services will likely continue to be an important element of our business for 1998 as we bring complete solutions to solving customers' problems.

Furthermore, we have added depth and breadth to our management team bringing core operational competencies, such as product lifecycle planning, unified pricing strategies and new partner business models to Sybase.

We anticipate that the competitive environment in which Sybase operates will remain intense. While much progress has been made in improving Sybase's product and market competitiveness, crisp execution of product development programs, marketing and sales execution is vital to realizing the Company's financial goals.

Overall, we are optimistic about the future. Our refreshed product line, strengthened management team, and sound financial base will be key to achieving Sybase's long-term goals of profitability and sustained revenue growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues

(Dollars in millions)                  1997     Change        1996         Change      1995
License fees                          $471.0     (22%)      $  605.5        (2%)      $615.6
      Percentage of total revenues       52%                     60%                      64%
Services                              $432.9       7%       $  406.0        19%       $341.0
      Percentage of total revenues       48%                     40%                      36%
Total revenues                        $903.9     (11%)      $1,011.5         6%       $956.6


Total revenues for 1997 decreased 11 percent to $903.9 million compared to $1.0 billion recorded in 1996 compared to an increase of 6 percent in 1996 over the $956.6 million achieved in 1995. The decline in total revenue in 1997 was the result of the factors described above.

License fees decreased 22 percent to $471.0 million in 1997, down from $605.5 million recorded in 1996 and decreased 2 percent in 1996 from $615.6 million recorded in 1995. The decline in license fee revenues in 1997 was the result of the factors described above. The Company's efforts are focused on license revenue growth opportunities for 1998 in the data warehouse, Web computing and occasionally connected computing. The Company's strong technological base and comprehensive marketing strategy, along with improved sales execution, will be key drivers to the growth in the Company's software license business. However, as this is a forward-looking statement, future actual growth results may differ based on the factors described in "Future Operating Results."

Services revenues grew 7 percent to $432.9 million in 1997, up from $406.0 million and $341.0 million recorded in 1996 and 1995, respectively. Services revenues consist primarily of consulting, education and other services related to the development and deployment of applications using the Company's software products and product support and maintenance fees. Services revenues as a percentage of total revenues increased to 48 percent in 1997 from 40 percent in 1996 and 36 percent in 1995.

The increase in services revenues in absolute dollars resulted, in part, from the increase in support and maintenance service fees related to the Company's growing installed base, both in terms of directly supported sites as well as additional users and the renewal of maintenance contracts. The increase in services revenue also resulted from increased demand for the Company's consulting and other services. The Company expects services revenue to continue to increase modestly in absolute dollars in 1998, due partially to an expanding installed base of customers. However, as this is a forward-looking statement, future actual results may differ based on the factors described in "Future Operating Results."

Geographical Revenues

(Dollars in millions)                         1997    Change      1996     Change     1995
North America                              $ 571.5     (7%)    $  615.7       5%    $ 588.8
      Percentage of total revenues             63%                  61%                  62%
International:
      European                             $ 232.6     (3%)    $  238.8       0%    $ 239.8
           Percentage of total revenues        26%                  23%                  25%
      Intercontinental                     $  99.8    (36%)    $  157.0      23%    $ 127.9
           Percentage of total revenues        11%                  16%                  13%
Total International                        $ 332.4    (16%)    $  395.8       8%    $ 367.8
      Percentage of total revenues             37%                  39%                  38%
Total revenue                              $ 903.9    (11%)    $1,011.5       6%    $ 956.6

Management's Discussion and Analysis of Financial Condition and Results of Operations

North American revenues (United States, Canada and Mexico) declined 7 percent in 1997 to $571.5 million from $615.7 million and increased 5 percent in 1996 over 1995 from $588.8 million to $615.7 million. International revenues decreased 16 percent in 1997 to $332.4 million from $395.8 million in 1996, with European revenues down 3 percent and Intercontinental revenues (principally Japan, Asia Pacific and South America) decreasing 36 percent as a result of the factors described above. International revenues comprised 37 percent of total revenues in 1997, down from 39 percent in 1996 and 38 percent in 1995.

In Europe and the Intercontinental Region, most revenues and expenses are denominated in local currencies. The U.S. dollar strengthened throughout 1997 against the major European and Intercontinental currencies, which resulted in lower revenue and expenses recorded for these regions when translated into U.S. dollars compared with the prior year. The substantial decrease in the value of certain Asian currencies, particularly in Thailand, relative to the U.S. dollar adversely impacted revenues in the fourth quarter of 1997. The effect of foreign currency exchange rate changes was not material in 1996 or 1995.

Although the Company takes into account changes in exchange rates over time in its pricing strategy, the Company's business and results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates. Changes in foreign currency exchange rates, the strength of local economies, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues as a percentage of total revenues in the future.

Cost and Expenses

(Dollars in millions)                                     1997     Change      1996     Change     1995
Cost of license fees                                    $  31.4       5%     $  29.9       0%    $  29.7
      Percentage of license fees                              7%                   5%                  5%
Cost of services                                        $ 248.6       1%     $ 246.3      20%    $ 205.0
      Percentage of services revenues                        57%                  61%                 60%
Sales and marketing                                     $ 469.2     (10%)    $ 523.2       9%    $ 481.4
      Percentage of total revenues                           52%                  52%                 50%
Product development and engineering                     $ 138.6     (16%)    $ 164.7       8%    $ 151.9
      Percentage of total revenues                           15%                  16%                 16%
General and administrative                              $  62.6     (14%)    $  72.6       7%    $  67.9
      Percentage of total revenues                            7%                   7%                  7%
Cost of merger and purchase of in-process technology    $  --         *      $  --         *     $  44.0
      Percentage of total revenues                         --                   --                     5%
Cost of restructuring                                   $  --         *      $  49.2       *     $  --
      Percentage of total revenues                         --                      5%               --

*Not meaningful

Cost of license fees. Cost of license fees, consisting primarily of product costs (media and documentation), amortization of capitalized software development costs and third-party royalty costs, increased in absolute dollar amount in 1997 to $31.4 million, up from $29.9 million in 1996 and $29.7 million in 1995 as a result of higher amortization of capitalized software. These costs were 7 percent of license fees in 1997 and 5 percent of license fees in both 1996 and 1995. Amortization of capitalized software costs included in cost of license fees was $9.7 million in 1997, $7.4 million in 1996 and $5.3 million in 1995. The increase in the amortization of capitalized software related to the release of Adaptive Server Enterprise 11.5 and PowerBuilder 6.0 was the largest factor in the increase of cost of license fees.

Cost of services. Cost of services, consisting primarily of maintenance, consulting and education expenses and, to a lesser degree, services-related product costs (media and documentation), decreased as a percentage of services revenues to 57 percent in 1997 compared to 61 percent and 60 percent in 1996 and 1995, respectively. The small increase in absolute dollars in 1997 over 1996 reflects the continued investment in the customer support and the professional services organizations, in order to better serve the Company's growing customer base.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sales and marketing. Sales and marketing expenses decreased 10 percent in absolute dollars to $469.2 million in 1997 from $523.2 million in 1996 while remaining consistent as a percentage of total revenues with 1996 at 52 percent. In 1996, sales and marketing expense increased 9 percent in absolute dollars, over 1995 from $481.4 million while increasing as a percentage of revenues to 52 percent. This increase in sales and marketing expense as a percentage of revenues was primarily the result of lower than expected license revenues and, to a lesser extent, lower services revenues realized in 1996. The decrease in sales and marketing expense, in absolute dollars, in 1997 compared to 1996 is the result of efforts to minimize growth in sales and marketing expenses and an improvement in the productivity of the resources already in place.



Product development and engineering. Product development and engineering expenses (net of capitalized software development costs) decreased slightly as a percentage of total revenues in 1997 to 15 percent. In 1996 and 1995, the percentage remained consistent at 16 percent. The decrease for 1997 is in part the result of lower than anticipated license revenues and the Company's emphasis on managing its expense base relative to expected 1997 license revenues. In absolute dollars, product development and engineering expenses for 1997 of $138.6 million decreased 16 percent compared to $164.7 million for 1996. Much of the reduction in expenses between 1997 and 1996 resulted from discontinuation of certain product lines in 1996. These product lines included interactive television, wireless messaging and multimedia authoring tools. The Company capitalized approximately $21.6 million of software development costs in 1997 compared to $13.8 million in 1996 and $13.4 million in 1995. During the third and fourth quarter of 1997, the Company released Adaptive Server Enterprise 11.5 and PowerBuilder 6.0, respectively. Product development and engineering costs incurred in connection with these releases during the period between the achievement of technological feasibility and release have been capitalized. The Company believes that product development and engineering expenditures are essential to technology and product leadership and expects product development and engineering expenditures to continue to be significant, both in absolute dollars and as a percentage of total revenues.

General and administrative. General and administrative expenses represented 7 percent of total revenues in 1997, 1996 and 1995, while decreasing in absolute dollars in 1997. The absolute dollar decrease to $62.6 million in 1997 from $72.6 million in 1996 resulted primarily from the Company's emphasis on managing general and administrative costs and improving productivity.

Cost of merger and purchase of in-process technology. In 1995, the Company charged to operations one-time costs related to the merger with Powersoft Corporation of approximately $24.0 million, a substantial portion of which were nondeductible for income tax purposes. These costs consisted primarily of investment banking and professional fees and other direct costs associated with the merger. In 1995, the Company also charged to operations one-time costs of approximately $20.0 million related to in-process technology acquired in the acquisition of SDP, S.A.

Cost of restructuring. In 1996, the Company charged to operations $49.2 million to cover the costs of a restructuring. The Company's goal in the restructuring was to reduce on-going expenses and focus its operations. The charge included approximately $17.0 million for severance and related items, $15.7 million for facilities consolidation, $13.9 million for disposition expenses and write-off of capitalized software development costs related to discontinued products, and $2.6 million for other restructuring related items.

Operating Loss

(Dollars in millions)                              1997           Change        1996         Change       1995
Operating loss                                    $(46.4)           *          $(74.2)         *        $(23.3)
      Percentage of total revenues                     5%                           7%                       2%

* Not meaningful


The operating loss was $46.4 million in 1997, as compared to a loss of $74.2 million in 1996. The operating loss of $46.4 million in 1997 includes charges of $68.5 million related to the reversal of revenues recorded during 1997 in the Company's Japanese subsidiary which were not in conformity with U.S. generally accepted accounting principals and the Company's policies. These charges include $43.0 million related to the restatement of revenues for the nine months ended September 30, 1997 and $25.5 million related to adoption of more conservative revenue recognition practices for the Japanese subsidiary under which revenue is not recognized until cash is received from the customer for the three months ended December 31, 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The operating loss of $74.2 million in 1996 includes a non-recurring restructuring charge of $49.2 million. The operating loss in 1995 of $23.3 million includes non-recurring charges of $ 44.0 million related to the cost of merger with Powersoft Corporation and the purchases of in-process technology. The decrease in operating income and margins results from the operating factors described above.

Interest Income and Interest Expense and Other

(Net)
(Dollars in millions)                  1997      Change    1996    Change    1995
Interest income                       $ 9.2         0%    $ 9.2       3%    $ 8.9
      Percentage of total revenues        1%                0.9%              0.9%
Interest expense and other, net       $(3.5)      106%    $(1.7)    421%    $(0.3)
      Percentage of total revenues      0.4%                0.2%                0%

Interest income consists primarily of interest earned on investments. Interest expense and other (net) includes interest expense from capital lease obligations incurred in prior years, bank fees and expenses, net gains and losses resulting from the Company's foreign currency transactions and the related hedging activities and the cost of hedging foreign currency exposures.


Provision for Income Taxes
(Dollars in millions)             1997       Change       1996      Change      1995
Provision for income taxes        $14.7       20%         $12.3      158%       $4.8

The Company recorded a $14.7 million provision for income taxes in 1997, up from $12.3 million and $4.8 million recorded in 1996 and 1995, respectively. The 1997 tax provision is primarily the result of earnings generated from operations and withholding taxes on revenues in certain international jurisdictions. The deferred tax asset includes a valuation allowance of $33.4 million. As of December 31, 1997, the Company has federal net operating loss carryforwards of $38.6 million, research and development tax credits of $9.4 million and foreign tax credits of $9.4 million. The net operating loss carryforwards expire in years from 2003 through 2112, the research and development tax credits expire in years from 2006 and through 2010, and the foreign tax credits expire in 1999 and 2000. The Company has a net deferred tax asset of $41.0 million at December 31, 1997. Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced and any such adjustments could have an impact on the Company's effective tax rate in future periods.

Net Loss per Share
(Dollars in millions)                           1997       Change       1996        Change       1995
Net loss                                      $(55.4)       (30%)      $(79.0)       305%       $(19.5)
      Percentage of total revenues                 6%                       8%                       2%
Basic and Diluted:
      Net loss per share                      $(0.70)        33%       $(1.05)       289%       $(0.27)
Shares used in per share computations           78.8          5%         75.2          5%         71.3

The Company incurred a net loss in 1997 of $55.4 million compared to a net loss in 1996 of $79.0 million and a net loss in 1995 of $19.5 million. The basic and diluted net loss per share was $0.70 in 1997, $1.05 in 1996 and $0.27 in 1995. Shares used in the per share computations increased 5 percent in both 1997 and 1996, primarily due to the exercise of employee stock options and increase of shares under the employee stock purchase plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
(Dollars in millions)                                 1997         Change          1996            Change           1995
Working capital                                     $ 67.5           (28%)        $ 93.1            (34%)          $140.3
Cash, cash equivalents and cash investments         $246.1            41%         $174.5            (22%)          $223.7
Net cash provided by operating activities           $ 74.2           274%         $ 19.8            (75%)          $ 78.4
Net cash used for investing activities              $109.6            45%         $ 75.4            (24%)          $ 99.1
Net cash provided by financing activities           $ 73.7           116%         $ 34.1            (29%)          $ 47.9

Net cash provided by operating activities was $74.2 million in 1997 compared to $19.8 million in 1996 and $78.4 million in 1995. Net cash provided by operating activities during 1997 reflects a net loss of $55.4 million compared to a loss of $79.0 million in 1996 and a loss of $19.5 million in 1995. Depreciation and amortization, which are included in the net losses, but do not require the use of cash, amounted to $104.7 million in 1997 compared to $97.8 million in 1996 and $75.2 million in 1995. The increase of depreciation and amortization over these periods reflects a larger base of depreciable long-term assets. Additionally, increased net cash provided by operating activities in 1997 compared to 1996 reflects a decrease in accounts receivable of $25.9 million in 1997 compared to increases of $49.0 million in 1996.

Net cash used for investing activities increased to $109.6 million in 1997 compared to $75.4 million in 1996 and $99.1 million in 1995. Investing activities included capital expenditures of $36.4 million in 1997 compared to $82.3 million in 1996 and $121.1 million in 1995. This reflects a decrease in capital expenditures required to support the Company's employee base around the world as well as systems and infrastructure investments. Additionally, in 1995 investing activities included a cash use of $37.3 million (net of cash acquired) for business combinations, whereas in 1996 and 1997 these activities resulted in a net cash inflow of $0.2 million and net cash outflow of $4.5 million, respectively. During 1997 there was a net increase in cash investments in the amount of $39.5 million compared to a net decrease of $25.1 million and $61.0 million in 1996 and 1995, respectively.

Net cash provided by financing activities for 1997 was $73.7 million compared to $34.1 million in 1996 and $47.9 million in 1995. Net cash provided by financing activities increased in 1997 due to amounts received from Japanese financial institutions related to revenues which were subsequently reversed as a result of restatement of quarterly results of operations of the Japanese subsidiary discussed above. This was partially offset by a reduction in the issuance of common stock associated with the exercise of stock options.

The Company engages in business operations around the world and is therefore exposed to foreign currency fluctuations. As of December 31, 1997, the Company had identifiable assets totaling $135.9 million associated with its European operations and $87.9 million associated with its Intercontinental operations. The Company experiences foreign exchange transaction exposures from certain balances denominated in different currencies. The Company hedges certain of these short-term exposures under a plan approved by the Board of Directors (see Note One of Notes to Consolidated Financial Statements). The Company also experiences foreign exchange translation exposure on its net assets denominated in different currencies. As certain of these net assets are considered by Sybase, the U.S. parent company, to be a permanent investment in the respective subsidiaries, the related foreign currency translation gains and losses are reflected in accumulated foreign translation adjustments in stockholders' equity.

Cash, cash equivalents and cash investments totaled $246.1 million at December 31, 1997, compared to $174.5 million at December 31, 1996 and $223.7 million at December 31, 1995.

On February 18, 1998, the Board of Directors authorized the repurchase of up to $25 million of the Company's outstanding common stock. Subject to price and market conditions, any such purchases will be made from time to time in open market transactions using the Company's available cash balances.

On February 26, 1998, the Company announced a restructuring plan. On February 26, 1998, the Company announced a restructuring plan. The restructuring, which is expected to reduce Sybase's cost structure in 1998, is intended to focus the Company's core technology strengths around three market growth initiatives in Web computing, occasionally connected computing and data warehousing.

The restructuring plan includes the discontinuation of certain product lines, termination of employees, vacating certain facilities and cancellation of real estate leases as a result of the employee terminations. On February 26, 1998, the Company terminated approximately 600 employees as a part of the restructuring. Restructuring charges to be incurred in 1998 are estimated to be approximately $70 million.

During 1995, the Company entered into a five-year lease of a new research and development facility in Boulder, Colorado. Payments under this lease, which commenced during 1997, are based on LIBOR rates applied to the $ 13,016,000 cost of the facility funded by the lessor. The Company has an option to renew the lease for up to two five-year extensions, subject to certain conditions. If at the end of the lease term, whether caused by expiration, default or otherwise, the Company does not purchase the property, the Company would guarantee a residual value to the lessor of up to the lessor's net investment in the property. Under this lease, the Company is required to maintain compliance with certain Financial covenants. As a result of net losses incurred in 1997, the Company failed to comply with certain of these covenants and such noncompliance has been waived by the lessor. In March 1998, the Company collateralized its obligations to the lessor by pledging $ 13,276,000 in cash deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that it has the financial resources needed to meet its presently anticipated business requirements, including capital expenditures and strategic operating programs, for the foreseeable future.

Future Operating Results

The Company's future operating results may vary substantially from period to period. The price of the Company's common stock will fluctuate in the future, and an investment in the Company's common stock is subject to a variety of risks, including but not limited to the specific risks identified below. The results of operations for the quarter and year ended December 31, 1997 are not necessarily indicative of results for the quarter and fiscal year ending December 31, 1998 or any other future period. Expectations, forecasts, and projections by the Company or others are by nature forward-looking statements, and future results cannot be guaranteed. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Inevitably, some investors in the Company's securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this report.

The timing and amount of the Company's license fee revenues are subject to a number of factors that make estimation of revenues and operating results prior to the end of a quarter extremely uncertain. Sybase has experienced a seasonal pattern of license fee decline between the fourth quarter and the succeeding first quarter contributing to lower total revenues and operating earnings in the first quarter compared to the prior fourth quarter. For example, the Company currently anticipates that revenues and earnings in the first quarter of 1998 will be lower than in the fourth quarter of 1997. As a result of the seasonal impact on revenues, an anticipated restructuring charge of approximately $70 million which the Company has announced it will incur in 1998, and forecasted expenses, the Company anticipates it will incur both an operating loss and a net loss in the first quarter of 1998. The Company has operated historically with little or no backlog and, as a result, license fees in any quarter are dependent on orders booked and shipped in that quarter. In addition, the timing of closing of large license agreements increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. The Company has experienced a pattern of recording 50 percent to 70 percent of its quarterly revenues in the third month of the quarter, with a concentration of such revenues in the last two weeks of such third month. The Company's operating expenses are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter. Because the Company's operating expenses are relatively fixed in the short term, if projected revenues are not realized in the expected period, the Company's operating results for that period would be adversely affected and could result in an operating loss, as occurred in the first and second quarters of 1996. Failure to achieve revenues, earnings, and other operating and financial results as forecast or anticipated by brokerage firm and industry analysts could result in an immediate and adverse effect on the market price of the Company's stock. The Company may not achieve, in the future, the relatively high rates of growth experienced by the Company in 1991 through 1994 or the rates of growth projected for the software markets in which Sybase competes.

In 1998, the Company expects to make changes to the sales coverage model and sales compensation programs, and focus on increasing the number of discrete quota-carrying sales people. Although such changes are intended to enhance overall revenues, such changes could, in the short-run, materially and adversely affect the sales process and revenues. In February 1998, the Company appointed Michael S. Gardner Senior Vice President of Worldwide Sales. In April 1998, Mr. Gardner will assume responsibility for overseeing the Company's worldwide sales force from Mike Forster, Senior Vice President of Worldwide Field Operations, who will retire at the end of 1998. In the third quarter of 1997, John Chen became the Company's President and Chief Operating Officer, and Mitchell Kertzman, Chief Executive Officer, became Chairman of the Board. In February 1998, the Company created the office of the Chief Executive with shared leadership responsibilities between Messrs. Kertzman and Chen, who now also holds the title of Chief Executive Officer. The Company may make other management and organization changes in the future. Organizational and management changes are intended to enhance productivity and competitiveness. However, such changes may not produce the desired results and could materially adversely affect productivity, expenses and revenues.

The market for the Company's stock is highly volatile. The trading price of the Company's common stock fluctuated widely in 1995, 1996 and 1997 and may in the future continue to be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, or customer contracts won by the Company or

Management's Discussion and Analysis of Financial Condition and Results of Operations

its competitors. Changes in prices of the Company's or its competitors' products and services, changes in product mix, changes in the Company's revenues and revenue growth rates for the Company as a whole or for individual geographic areas, business units, products or product categories, as well as other events or factors could also affect the Company's stock prices. Statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to the market in which the Company does business, the Company's competitors, or the Company or its products specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Company's common stock. For example, due to a variety of factors, the Company's stock price declined significantly during the First quarter of 1996 and 1998. In addition, the stock market has from time to time experienced extreme price and volume fluctuation's that have particularly affected the market price for many high-technology companies and which often have been unrelated to the operating performance of these companies.

An increased portion of the Company's revenues in recent quarters has been derived from its international operations. Several of the Company's international subsidiaries have been only recently acquired or formed. For example, the Company recently acquired operations in Chile, Argentina, Norway and Peru. In addition there have been several management and organizational changes within the international operations. For example, in 1998, the country managers in Australia, Thailand and Japan resigned or were replaced. International revenues, in absolute dollars and as a percentage of total revenues, may fluctuate in part due to the growth and, in some cases, the relative immaturity of international organizations. The Company's operations and financial results could be significantly affected by factors associated with international operations such as changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, political instability in emerging markets, and difficulties in staffing and managing foreign operations, as well as by other risks associated with international activities. For example, the economic unrest and currency devaluations in Asia in late 1997 adversely affected collection of receivables, particularly dollar denominated receivables, and the recognition of revenue in the fourth quarter of 1997.

The market for the Company's software products and services is extremely competitive and characterized by dynamic customer demands, rapid technological and marketplace changes, and frequent product enhancements and new product introductions. The Company competes with a number of companies, including Oracle Corporation, Informix Corporation, Microsoft Corporation, IBM Corporation and Computer Associates, Inc. Many of the Company's competitors and potential competitors have significantly greater financial, technical, sales and marketing resources, and a larger installed base than the Company. New or enhanced products, many of which have been announced and many of which are continually introduced by existing or future competitors in the software industry, could increase the competition faced by the Company's products from time to time and result in greater price pressure on certain of the Company's products, especially to the extent that market acceptance for personal computer-oriented technologies increases. A failure by the Company to compete successfully with its existing competitors or with new competitors could have a material adverse effect on the Company's business and results of operations and on the market price of the Company's common stock.

Existing and future competition or changes by the Company in its product offerings or product pricing structure could result in an immediate reduction in the prices of the Company's products. For example, changes to the Company's pricing and licensing structure in the First quarter of 1996 increased prices for certain products, and reduced prices for others. The Company will introduce price and licensing changes from time to time in the future. If such changes or changes in the Company's products, or existing or future competition were to result in significant revenue declines, the Company's business and financial results could be adversely affected.

The Company's future results will depend in part on its ability to enhance its existing products and to introduce new products on a timely and cost-effective basis that meet dynamic customer requirements. Customer requirements for products can rapidly change as a result of innovations or changes within the computer hardware and software industries. For example, the widespread use of the Internet is rapidly giving rise to new customer requirements as well as new methods and practices of selling, marketing, and distributing products and services. Sybase's future results will depend in part on its success in developing new products, making generally available products that have been previously announced, enhancing its existing products and adapting its existing products to changing customer requirements, and ultimately gaining market acceptance for such new or enhanced products. The Company recently announced the development and anticipated availability dates of several products, including Adaptive Server Anywhere for Windows CE, which is scheduled to become generally available in the second quarter of 1998.

The Company has experienced delays in introducing some new products in the past. For example, the commercial shipment of Sybase IQ(TM), which became commercially available in February 1996, had been previously planned for the second half of 1995.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unanticipated delays in product availability schedules could result from various factors including development or testing difficulties, feature changes, software errors, shortages in appropriately skilled software engineers, and project management problems. Delays in the scheduled availability of these or other products, a lack of or decrease in market acceptance of new or enhanced products, or the Company's failure to accurately anticipate customer demand or to meet customer performance requirements or to anticipate competitive products and developments could have a material adverse effect on the Company's business and financial results. New products or new versions of existing products may, despite testing, contain undetected errors or bugs that could delay the introduction or adversely affect commercial acceptance of such products or give rise to warranty or other customer claims, which could, in turn, adversely affect the Company's financial results.

Sybase's results will also depend increasingly on the ability of its products to interoperate and perform well with existing and future leading, industry-standard application software products intended to be used in connection with relational database management systems ("RDBMSs"). Failure to meet existing or future interoperability and performance requirements of certain independent vendors marketing such applications in a timely manner has in the past and could in the future adversely affect the market for Sybase's products. Certain leading applications will not be interoperable with Sybase RDBMSs until certain features are added to the Company's RDBMS, and others may never be available on Sybase's RDBMSs. In addition, the Company's application development tools, database design tools, and certain connectivity products are designed for use with RDBMSs offered by the Company's competitors. Vendors of non-Sybase RDBMSs and related products may become less willing in the future to provide the Company with access to products, technical information, and marketing and sales support. If existing and potential customers of the Company who use non-Sybase RDBMSs refrain from purchasing such products due to concerns that the development, quality and support of products for non-Sybase RDBMSs will diminish over time, the Company's business, results of operations, and financial condition could be materially and adversely affected.

Commercial acceptance of the Company's products and services could be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts, and industry periodicals concerning the Company and its products, business, or competitors, or by the advertising or marketing efforts of competitors that could affect customer perception. In addition, customer perception of Sybase and its products could be adversely affected by financial results, particularly revenues and profitability, reported for the 1997 Fiscal year or future periods, by the market share of the Company's products and by related press reports.

As the number of software products in the industry and the number of software patents increase, the Company believes that software developers may become increasingly subject to infringement claims. Third parties have in the past asserted, and may in the future assert, that their patents or other proprietary rights are violated by products offered or in development by the Company. Any such claims, with or without merit, can be time consuming and expensive to defend or settle, and could have an adverse effect on the Company's business and results of operations.

The Company's ability to achieve its future revenues and earnings will depend in part on the ability of its officers and key personnel to manage growth, costs, and expenses successfully through the implementation of appropriate management systems and controls. Failure to effectively implement or maintain such systems and controls could adversely affect the Company's business and results of operations. The success of the Company also depends in part on its ability to attract and retain qualified technical, managerial, sales, and marketing personnel. The competition for such personnel is intense in the software industry and, Sybase believes, has increased substantially in recent years. There were several changes in 1997 and early 1998 to the Company's executive management team. For example, in the third quarter of 1997, John Chen became the Company's President and Chief Operating Officer, and Mitchell Kertzman, Chief Executive Officer, became Chairman of the Board. In February 1998, the Company created the Office of the Chief Executive with shared leadership responsibilities between Messrs. Kertzman and Chen, who now also holds the title of Chief Executive Officer. Other management changes and additions were also effected in late 1997 and early 1998, including the appointment of several new Senior Vice Presidents in charge of several major business units. Further changes in management, the Company's recent financial performance, and a reduction in the overall number of Sybase employees made in February 1998 could cause an increase in the amount of employee turnover.

The failure to effectively recruit, train, and retain qualified personnel or high rates of employee turnover, particularly among engineering or sales staff, could adversely affect the Company's product development efforts, product sales, and other aspects of the Company's operations and results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sybase currently ships most of its products in North America (other than its Powersoft(R) products) from its Emeryville, California distribution facility. Because of the pattern of recording a high percentage of quarterly revenues within the last week or two weeks of the quarter, the closure or inoperability of this facility during such weeks due to natural calamity or due to a systems or power failure could have a material adverse effect on the Company's ability to record revenues for such quarter.

The Company has acquired a number of companies in the past. Most recently, in February 1998, the Company acquired Intellidex Systems, a provider of meta data management technology for deploying and managing data warehouse environments. The Company will likely acquire other distributors, companies, products, or technologies in the future. The achievement of the desired benefits of these and future acquisitions will depend in part upon whether the integration of the acquired businesses is achieved in an efficient and effective manner. The successful combination of businesses will require, among other things, integration of the companies' related product offerings and coordination of their sales, marketing, and research and development efforts. The difficulties of such coordination may be increased by the geographic distance between separate organizations. The Company may be unable to integrate effectively these or future acquired businesses and may not obtain the anticipated or desired benefits of such acquisitions. Such acquisitions may result in costs, liabilities or additional expenses that could adversely affect the Company's results of operations and financial condition. In addition, acquisitions or changes in business or market conditions may cause the Company to revise its plans, which could result in unplanned expenses or a loss of anticipated benefits from past investments.

In February 1998, the Company announced that it will incur a restructuring charge of approximately $70 million in connection with a Company-wide reorganization which is intended to reduce Sybase's cost structure by approximately $100 million on an annualized basis. The Company will continue to evaluate its business, products and results of operations, and accordingly, the Company may incur further restructuring charges in the first quarter and in the future. The actual amount of such charge could exceed the estimated amount and actual expense savings in the future could be offset by other expense increases or changes in the Company's business. However, as these are forward-looking statements, future actual results may differ based on the factors described above.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition ("SOP 97-2"), which supersedes SOP 91-1. The Company will be required to adopt this standard in the first quarter of 1998. Restatement of prior financial statements is prohibited. SOP 97-2 addresses software revenue recognition matters primarily from a conceptual level and detailed implementation guidelines have not been issued. Accordingly, the Company is not able to currently determine the effect, if any, that adoption of SOP 97-2 will have on its existing revenue recognition practices; depending on the implementation guidelines that ultimately emerge, the amount and timing of revenue recognized could be adversely affected.

Year 2000

The Company is aware of and is addressing the issues associated with the programming code in existing computer systems as the year 2000 approaches._ Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. . Failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business. Since the Company's infrastructure is modern, does not depend on older Mainframe code, and its applications are based on its own products, which are year 2000 complaint, the Company does not expect the same level of cost or risk associated with companies who are based on older technology.

The Company has completed an initial assessment of its worldwide infrastructure systems (e.g. computer and telephone systems) and its business systems (e.g. revenue, sales and marketing and finance functions) to determine what actions are required to resolve the Year 2000 issue. As of February 1998, approximately two-thirds of Company's systems had been tested or certified to be Year 2000 compatible. Of the remaining one-third, approximately half are scheduled for upgrades from suppliers which will be installed over the coming year. The Company anticipates completion of testing on the remaining systems in the second quarter of 1998. For systems which are not either vendor-certified or internally certified to be Year 2000 compatible, the Company will endeavor to upgrade or modify those systems where possible, and otherwise retire systems where necessary. The Company believes it will have identified solutions available for all of its systems before the end of 1998, and expects to install all solutions by April of 1999. The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. The Company does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial condition. There are no assurances, however, that there will not be a delay in, or increased cost associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations. Factors that could cause unusual costs and delays include the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and other uncertainties.

Report of Independent Auditors

The Board of Directors and Stockholders
Sybase, Inc.

We have audited the accompanying consolidated balance sheets of Sybase, Inc., as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sybase, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                               /s/ ERNST & YOUNG


Walnut Creek, California
January 28, 1998 except for Note Thirteen as to which the date is February 26, 1998.

Consolidated Balance Sheets

                                                                        For the years ended December 31,
(In thousands, except per share data)                                1997            1996            1995
Revenues:
      License fees                                               $   471,036     $   605,491     $   615,642
      Services                                                       432,901         406,054         340,944
           Total revenues                                            903,937       1,011,545         956,586

Costs and expenses:
      Cost of license fees                                            31,356          29,859          29,736
      Cost of services                                               248,625         246,273         205,019
      Sales and marketing                                            469,161         523,159         481,404
      Product development and engineering                            138,590         164,676         151,902
      General and administrative                                      62,607          72,561          67,888
      Cost of restructuring                                             --            49,232            --
      Cost of merger                                                    --              --            24,017
      Purchase of in-process technology                                 --              --            19,965
           Total costs and expenses                                  950,339       1,085,760         979,931
Operating loss                                                       (46,402)        (74,215)        (23,345)
Interest income                                                        9,184           9,243           8,936
Interest expense and other, net                                       (3,538)         (1,736)           (333)
Loss before income taxes                                             (40,756)        (66,708)        (14,742)
Provision for income taxes                                            14,668          12,298           4,760
           Net loss                                              $   (55,424)    $   (79,006)    $   (19,502)
Basic and diluted net loss per share                             $     (0.70)    $     (1.05)    $     (0.27)
Shares used in computing basic and diluted net loss per share         78,794          75,160          71,292

See accompanying notes

Consolidated Statements of Operations

                                                                                                         December 31,
(In thousands, except share data)                                                                      1997          1996
Assets
Current assets:
      Cash and cash equivalents                                                                     $ 188,876     $ 156,796
      Short-term cash investments                                                                      47,127        17,726
           Total cash, cash equivalents and short-term cash investments                               236,003       174,522
      Accounts receivable, less allowance for doubtful accounts of $30,673 (1996 - $28,242)           204,411       239,466
      Deferred income taxes                                                                            16,973        13,729
      Other current assets                                                                             18,274        17,551
           Total current assets                                                                       475,661       445,268
Long-term cash investments                                                                             10,134          --
Property, equipment and improvements, net                                                             149,661       191,328
Deferred income taxes                                                                                  24,077        27,406
Capitalized software, net                                                                              44,208        19,974
Other assets                                                                                           77,884        67,915
           Total assets                                                                             $ 781,625     $ 751,891

Liabilities and stockholders' equity

Current liabilities:
      Accounts payable                                                                              $  19,521     $  21,563
      Accrued compensation and related expenses                                                        43,974        47,829
      Accrued income taxes                                                                             31,800        26,952
      Other accrued liabilities                                                                        95,476        89,386
Deferred revenue                                                                                      170,473       166,482
      Other current liabilities                                                                        46,907          --
           Total current liabilities                                                                  408,151       352,212

Other liabilities                                                                                       1,959         2,871
Commitments and contingent liabilities

Stockholders' equity:
      Preferred stock, $0.001 par value, 8,000,000 shares authorized; none issued or outstanding         --            --
      Common stock, $0.001 par value; 200,000,000 shares authorized; 79,998,287 shares issued
           and outstanding (1996 - 76,608,794)                                                             80            77
      Additional paid-in capital                                                                      397,925       359,161
      Retained earnings                                                                                (9,343)       46,081
      Accumulated translation adjustments                                                             (17,147)       (8,511)
           Total stockholders' equity                                                                 371,515       396,808
           Total liabilities and stockholders' equity                                               $ 781,625     $ 751,891

See accompanying notes

Consolidated Statements of Stockholders' Equity

Three years ended December 31, 1997                                     Additional                Accumulated
                                                         Common stock    paid-in      Retained    translation
(In thousands)                                 Shares       Amount       capital      earnings    adjustments       Total
Balances at December 31, 1994                  69,359     $      69     $ 259,158     $151,100     $  (2,712)    $ 407,615
Common stock issued in connection with
      business combinations                       497          --           8,051       (3,343)         --           4,708
Common stock issued under stock option
      and stock purchase plans                  2,790             3        34,497         --            --          34,500
Tax benefit of exercise of stock options         --            --          13,358         --            --          13,358
Foreign currency translation adjustments         --            --            --           --          (1,030)       (1,030)
Net loss                                         --            --            --        (19,502)         --         (19,502)
Balances at December 31, 1995                  72,646            72       315,064      128,255        (3,742)      439,649
Common stock issued in connection with
      business combinations                       971             1         9,970       (3,168)         --           6,803
Common stock issued under stock option
      and stock purchase plans                  2,992             4        34,127         --            --          34,131
Foreign currency translation adjustments         --            --            --           --          (4,769)       (4,769)
Net loss                                         --            --            --        (79,006)         --         (79,006)
Balances at December 31, 1996                  76,609            77       359,161       46,081        (8,511)      396,808
Common stock issued in connection with
      business combinations                       750             1        11,999         --            --          12,000
Common stock issued under stock option
      and stock purchase plans                  2,639             2        26,765         --            --          26,767
Foreign currency translation adjustments         --            --            --           --          (8,636)       (8,636)
Net loss                                         --            --            --        (55,424)         --         (55,424)
Balances at December 31, 1997                  79,998     $      80     $ 397,925     $ (9,343)    $ (17,147)    $ 371,515

See accompanying notes

Consolidated Statements of Cash Flows

                                                                                       For the years ended December 31,
(In thousands)                                                                        1997          1996          1995
Cash and cash equivalents, beginning of year                                       $ 156,796     $ 180,877     $ 152,211
Cash flows from operating activities:
Net loss                                                                             (55,424)      (79,006)      (19,502)
Adjustments to reconcile net loss to net cash provided by operating activities:
      Depreciation and amortization                                                  104,739        97,835        75,178
      Write-off of assets in restructuring                                              --          17,600          --
      Deferred income taxes                                                               85          (100)      (21,710)
      Changes in assets and liabilities:
           Accounts receivable                                                        25,876       (49,034)       (9,926)
           Other current assets                                                         (589)        1,378         1,413
           Accounts payable                                                           (2,042)      (15,551)        6,044
           Accrued compensation and related expenses                                  (3,855)        5,422         5,164
           Accrued income taxes                                                        4,848        (1,421)       (5,454)
           Other accrued liabilities                                                   1,152        17,358        13,744
           Deferred revenue                                                            2,521        28,218        37,450
           Other                                                                      (3,130)       (2,871)       (4,005)
Net cash provided by operating activities                                             74,181        19,828        78,396

Cash flows used for investing activities:
Purchases of available-for-sale cash investments                                     (76,652)      (59,883)     (143,101)
Maturity of available-for-sale cash investments                                       20,385        67,751        73,924
Sale of available-for-sale cash investments                                           16,732        17,250       130,184
Business combinations, net of cash acquired                                           (4,533)          201       (37,342)
Purchase of property, equipment and improvements                                     (36,362)      (82,258)     (121,094)
Capitalized software development costs                                               (21,658)      (13,838)      (13,376)
Decrease (increase) in other assets                                                   (7,516)       (4,627)       11,734
Net cash used for investing activities                                              (109,604)      (75,404)      (99,071)

Cash flows provided by Financing activities:
Increase in other current liabilities                                                 46,907          --            --
Net proceeds from issuance of common stock                                            26,767        34,131        34,500
Tax benefit of exercise of stock options                                                --            --          13,358
Net cash provided by Financing activities                                             73,674        34,131        47,858
Effect of exchange rate changes on cash                                               (6,171)       (2,636)        1,483
Net increase (decrease) in cash and cash equivalents                                  32,080       (24,081)       28,666
Cash and cash equivalents, end of year                                               188,876       156,796       180,877
Cash investments, end of year                                                         57,261        17,726        42,844
Total cash, cash equivalents and cash investments, end of year                     $ 246,137     $ 174,522     $ 223,721
Supplemental disclosures:
Acquisition of Purchase Net, Inc. in exchange for common stock                     $  12,000     $    --       $    --
Interest paid                                                                      $   1,168     $     399     $     410
Income taxes paid                                                                  $  15,987     $  12,842     $  18,546

See accompanying notes

Notes to Consolidated Financial Statements

Note One: Summary of Significant Accounting Policies

The Company Sybase, Inc. ("Sybase" or the "Company") develops, markets and supports software products and services for client/"server, Internet and intranet transaction processing and data mart and data warehousing applications. Sybase's products include databases, middleware, and application development tools and are marketed under the brand names of Sybase and Powersoft. The Company also offers consulting and customer support and technical services; demand for such services is predominantly dependent upon the base of customers with installed license products.

Basis of Presentation. The consolidated financial statements include the accounts of Sybase and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

In January 1998, the Company discovered that certain accounting practices in its Japanese subsidiary were not in accordance with U.S. generally accepted accounting principles and the Company's policies. As a result of these irregularities, the Company has restated its revenues and results of operations for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997. The restatement resulted in a decrease in previously reported revenues for those quarters totaling approximately $43.0 million. Other current liabilities in the consolidated balance sheet at December 31, 1997 represent amounts accrued related to actual and potential liabilities to Japanese financial institutions resulting from these irregularities.

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

In order to reduce the effect of foreign currency fluctuations on its results of operations, the Company hedges its exposure on certain transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. For the most part, these exposures consist of intercompany accounts receivable owed to the Company as a result of local sales of software licenses by the Company's international subsidiaries. The majority of these exposures are denominated in European and Asia Pacific currencies, primarily the Dutch guilder and the Hong Kong dollar. These forward exchange contracts are recorded at fair value and the resulting gains or losses, as well as the associated premiums or discounts, are recorded in interest expense and other in the consolidated statement of operations and are offset by corresponding foreign currency gains and losses on hedged balances.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Improvements. Property, equipment and improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Capitalized Software. The Company capitalizes software development costs incurred subsequent to the release of the product for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding three years, based on the estimated economic life of the product. Capitalized software costs amounted to $69,421,000, $51,831,000 and $37,911,000 at December 31, 1997, 1996 and 1995,
respectively, and related accumulated amortization was $25,213,000, $31,857,000 and $20,684,000, respectively. Software amortization charges included in cost of license fees were $9,683,000, $7,364,000 and $5,265,000, for 1997, 1996 and
1995, respectively.

Intangible Assets. Intangible assets, which have generally resulted from business combinations accounted for as purchases (Note Ten), are recorded at amortized cost. Amortization is computed using the straight-line method over periods of three to eight years. Management periodically reviews the carrying amounts of the Company's intangible assets for indications of impairment.

Notes to Consolidated Financial Statements

Long-Lived Assets. Effective January 1, 1996 the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

Revenue Recognition. Sybase licenses software under noncancellable license agreements. License fee revenues are recognized when a noncancellable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, and collectibility is reasonably assured. Sublicense fees are recognized as reported to the Company by its licensees. License fee revenues are for certain application development and data access tools are recognized upon direct shipment to the end user or through an initial reseller channel to the end user. Maintenance and support revenues are recognized ratably over the term of the related agreements, which in most cases is one year. Revenues from consulting services under time and materials contracts and for training are recognized as services are performed. Revenues from other contract services are generally recognized under the percentage-of-completion method. The Company's revenue recognition policy is in accordance with the provisions of the American Institute of Certified Public Accountant's Statement of Position 91-1, "Software Revenue Recognition"(SOP 91-1).

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition"(SOP 97-2), which supersedes SOP 91-1. The Company will be required to adopt this statement in the first quarter of 1998. Restatement of prior financial statements is prohibited. SOP 97-2 addresses software revenue recognition matters primarily from a conceptual level and detailed implementation guidelines have not been issued. Accordingly, the Company is not able to currently determine the effect, if any, that adoption of SOP 97-2 will have on its existing revenue recognition practices.

Product Development. Revenues recognized under vendor and end-user funding arrangements amounted to $984,000 and $2,237,000 for 1996 and 1995, respectively. There were no such revenues recognized in 1997. Company-funded product development, calculated as total product development expenses including amounts capitalized for financial reporting purposes, less revenues recognized under the vendor and end-user funding arrangements discussed above, amounted to $157,900,000, $177,613,000 and $162,278,000 for 1997, 1996 and 1995,
respectively.

Transfer of Financial Assets. The Company finances certain software license and service agreements with customers through the sale, assignment and transfer of the future payments under those agreements to Financing institutions, principally on a non-recourse basis. The Company records such transfers as sales of the related accounts receivable when it is considered to have surrendered control of such receivables under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (Statement 125). The Company adopted Statement 125 effective January 1, 1997. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

Stock-Based Compensation Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (Statement 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Net Income (Loss) Per Share. In 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," (Statement 128) which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share and includes the dilutive effect of the assumed exercise of stock options using the treasury stock method. Shares used in computing basic and diluted net loss per share are based on the weighted average shares outstanding in each period. The effect of outstanding stock options (Note Six) is excluded from the calculation of diluted net loss per share as their inclusion would be antidilutive. Net income (loss) per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

Notes to Consolidated Financial Statements

Comprehensive Income. In 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (Statement 130) which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will comply with the requirements of Statement 130 for the year ending December 31, 1998.

Disclosures about Segments of an Enterprise. In 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (Statement 131) which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will comply with the requirements of Statement 131 for the year ending December 31, 1998.

Note Two: Financial Instruments

Cash and Cash Equivalents. Cash equivalents are highly liquid investments with insignificant interest rate risk and original maturities of three months or less and are stated at amounts which approximate fair value, based on quoted market prices. Cash equivalents consist principally of taxable, short-term money market instruments.

Cash Investments. Cash investments consist principally of taxable, short-term money market instruments with maturities of up to two years and are stated at amounts which approximate fair value, based on quoted market prices.

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement
115) management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1997, the Company has classified all of its debt and equity securities as available-for-sale pursuant to Statement 115. The available-for-sale securities are recorded as follows at December 31 (in thousands):

                                                                  1997        1996
Cash and cash equivalents                                       $ 99,982    $ 71,023
Short-term cash investments (maturities of one year or less)      47,127      17,726
Cash investments (maturities of one to two years)                 10,134        --
                                                                $157,243    $ 88,749

Unrealized gains and losses at December 31, 1997 and 1996 and realized gains and losses for the years then ended were not material. Accordingly, the Company has not made a provision for such amounts in its consolidated balance sheets. The cost of securities sold is based on the specific identification method.

Foreign Currency Forward Exchange Contracts. At December 31, 1997, the Company had outstanding forward exchange contracts, all having maturities of approximately 30 days, to exchange various foreign currencies for U.S. dollars, Dutch guilders and Hong Kong dollars in the amounts of $28,933,552, $40,355,396 and $6,634,436, respectively, and to exchange U.S. dollars and Dutch guilders into various foreign currencies in the amounts of $22,821,723 and $8,152,284, respectively. At December 31, 1996, the Company had outstanding forward exchange contracts, all having maturities of approximately 30 days, to exchange various foreign currencies for U.S. dollars and Dutch guilders in the amounts of $19,830,300 and $35,681,104, respectively, and to exchange U.S. dollars and Dutch guilders into various foreign currencies in the amounts of $14,886,528 and $5,140,480, respectively. Neither the cost nor the fair value of these foreign currency forward exchange contracts was material at December 31, 1997 or 1996. One major U.S. multinational bank is counterparty to substantially all of these contracts.

Note Three: Property, Equipment and Improvements

The components of property, equipment and improvements are as follows at December 31 (in thousands):

                                                                                                                  Estimated
                                                                           1997                 1996           useful lives
Real property                                                           $    8,203           $    9,899         20-25 years
Computer equipment and software                                            279,377              263,694             3 years
Furniture and fixtures                                                      81,113               84,404             5 years
Leasehold improvements                                                      47,027               46,865          lease term
                                                                           415,720              404,862
Less accumulated depreciation                                             (266,059)            (213,534)
Net property, equipment and improvements                                $  149,661             $191,328

Depreciation expense amounted to $81,542,000, $76,919,000 and $57,941,000 in 1997, 1996 and 1995, respectively.

Note Four: Other Assets

The components of other assets are as follows at December 31 (in thousands):

                                                                                  1997       1996
Intangible assets, less accumulated amortization of $43,488 (1996 - $28,965)    $53,849    $51,408
Deposits                                                                          6,044      8,130
Other                                                                            17,991      8,377
                                                                                $77,884    $67,915

Note Five: Lease Obligations and Other Liabilities and Commitments

The Company leases certain office facilities and certain furniture and equipment under operating leases expiring through 2004, which generally require Sybase to pay operating costs, including property taxes, insurance and maintenance. These facility leases generally contain renewal options and provisions adjusting the lease payments based upon changes in the consumer price index, increases in real estate taxes and operating expenses or in fixed increments. Rent expense is reflected on a straight-line basis over the term of the lease. Capital lease obligations incurred for equipment acquisitions have not been material.

Future minimum lease payments under noncancellable operating leases having initial terms in excess of one year as of December 31, 1997 are as follows (in thousands):

1998                                    $ 44,253
1999                                      32,037
2000                                      21,995
2001                                      17,204
2002                                      12,927
Thereafter                                 6,396
Total minimum lease payments            $134,812

Notes to Consolidated Financial Statements

During 1995, the Company entered into a five-year lease of a new research and development facility in Boulder, Colorado. Payments under this lease, which commenced during 1997, are based on LIBOR rates applied to the $13,016,000 cost of the facility funded by the lessor. The Company has an option to renew the lease for up to two five-year extensions, subject to certain conditions. If at the end of the lease term, whether caused by expiration, default or otherwise, the Company does not purchase the property, the Company would guarantee a residual value to the lessor of up to the lessor's net investment in the property. Under this lease, the Company is required to maintain compliance with certain financial covenants. As a result of net losses incurred in 1997, the Company failed to comply with certain of these covenants and such noncompliance has been waived by the lessor. In March 1998, the Company collateralized its obligations to the lessor by pledging $13,276,000 in cash deposits.

Facility rent expense amounted to approximately $42,322,000, $47,389,000 and $42,347,000 in 1997, 1996 and 1995, respectively.

At December 31, 1997, other liabilities included accrued rent expense under the Company's facilities leases ($1,461,000), noncurrent liabilities related to business combinations ($460,000) and other obligations ($38,000).

At December 31, 1997, the Company had outstanding letters of credit in the amount of $4,877,000.

Note Six: Stockholders' Equity

Preferred Stock Rights. Under the Company's stockholder rights plan, each stockholder receives one right to purchase one one-thousandth of a share of Series A Participating Preferred Stock (a "Right") for each share of common stock owned by the stockholder. Holders of the Rights are entitled to purchase for $250.00 one one-thousandth of one share of the Company's Series A Participating Preferred Stock in certain limited circumstances involving acquisitions of, or offers for 15 percent or more of, the Company's common stock. After any such acquisition is completed, each Right entitles its holder to purchase for $250.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then current market value of two times the exercise price of the Right. In connection with the stockholder rights plan, the Company has designated 200,000 shares of its 8,000,000 shares of authorized but unissued Preferred Stock as "Series A Participating Preferred Stock." Each one one-thousandth of each share of Series A Participating Preferred Stock will generally be afforded economic rights similar to one share of the Company's common stock. The Rights are redeemable for a specified period at a price of $.01 per Right and expire in March 2002.

Stock Option Plans. Pursuant to the terms of the Company's 1988 Stock Option Plan, an aggregate of 17,995,493 shares of common stock has been issued or reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the date of the grant. Options granted prior to January 1, 1997 generally expire over terms not exceeding ten years from the grant date, one month after termination of employment, and six months after death or permanent disability of the optionee. Options granted subsequent to January 1, 1997 generally expire over terms not exceeding ten years from the grant date, three months after termination of employment, two years after death, and one year after permanent disability of the optionee. Options, in all of these cases, are exercisable to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

Notes to Consolidated Financial Statements

Pursuant to the 1996 Stock Option Plan an aggregate of 5,427,000 shares of common stock were reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company as of December 31, 1997. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the date of the grant. The exercise price of all nonstatutory stock options granted under the 1996 Stock Option Plan must be at least 85% of the fair market value of the Common Stock on the date granted. Options generally expire over terms not exceeding ten years from the grant date, three months after termination of employment, two years after death, one year after permanent disability, or at the end of the option's term in the case of retirement. Options are exercisable to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

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

Price data and activity for the Company's option plans, including options assumed by Sybase in mergers with Powersoft and other companies (adjusted for the merger exchange ratio) are summarized as follows:

                                     Outstanding options        Weighted average
                                      Number of shares       Exercise price per share
Balance at December 31, 1994             11,240,513                 $ --
Assumed in merger                            33,345                  13.92
Granted                                   8,098,360                  29.98
Exercised                                (2,081,293)                  6.70
Cancelled                                (5,361,881)                 39.06
Balance at December 31, 1995             11,929,044                  22.30
Assumed in merger                           135,496                   5.07
Granted                                  11,412,135                  19.19
Exercised                                (1,911,037)                  7.27
Cancelled                                (8,803,446)                 27.10
Balance at December 31, 1996             12,762,192                  18.27
Granted                                   4,090,400                  14.87
Exercised                                (1,402,285)                  7.43
Cancelled                                (4,764,338)                 21.14
Balance at December 31, 1997             10,685,969                 $17.11

At December 31, 1997, options to purchase 4,500,296 shares were exercisable at prices ranging from $2.20 to $49.38. Shares available for grant totaled 5,658,969 at December 31, 1997.

In September 1996, the Board of Directors approved a stock option repricing program pursuant to which all employees of the Company (excluding certain executive officers) could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $19.25 per share (equal to the then fair market value), with exercisability generally prohibited until July 21, 1997. A total of 5,259,938 options with exercise prices ranging from $20.50 to $47.75 per share were exchanged or amended under the program. The exchange of such options are presented in the preceding table as cancellations and subsequent grants.

Notes to Consolidated Financial Statements

In June 1995, the Board of Directors approved a stock option repricing program pursuant to which employees of the Company (excluding certain executive officers) could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $26.88 per share (equal to the then fair market value), with exercisability generally prohibited until January 30, 1996. A total of 4,298,471 options with exercise prices ranging from $27.38 to $52.88 per share were exchanged or amended under the program. The exchange of such options are presented in the preceding table as cancellations and subsequent grants.

The income tax benefits that accrue to the Company from exercises of nonqualified stock options and disqualifying dispositions of incentive stock options are recorded as additional paid-in capital.

Employee Stock Purchase Plans. The Company has an Employee Stock Purchase Plan and a Foreign Subsidiary Employee Stock Purchase Plan (collectively the "Plans"), which allow eligible employees to purchase common stock through payroll deductions. The Plans consist of consecutive 24-month offering periods composed of four 6-month exercise periods. The shares can be purchased at the lower of 85 percent of the fair market value of the common stock at the date of commencement of this two-year offering period or at the last day of each 6-month exercise period. Purchases are limited to 10 percent of an employee's eligible compensation, subject to an annual maximum as defined in the Plans.

As of December 31, 1997, an aggregate of 6,000,000 shares of common stock had been reserved under the Plans, of which 945,260 shares remained available for issuance. Employees purchased 1,238,696 shares in 1997, 1,088,620 shares in 1996 and 708,785 shares in 1995.

Pro Forma Disclosures of the Effect of Stock-Based Compensation Plans. The Company applies APB Opinion 25 and related Interpretations in accounting for grants to employees under its stock-based compensation plans, described above. As a result, no compensation cost has been recognized for grants to employees under its fixed stock option plans or its employee stock purchase plan. Compensation cost for the estimated fair value of grants to nonemployee consultants of stock-based compensation has not been material. Had compensation cost been charged to expense for grants to employees under the Company's fixed stock option plans and its employee stock purchase plan based on the fair value at the grant dates for awards under those plans, consistent with the method encouraged by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                                         1997           1996            1995
Net loss (in thousands)                   As reported                 $(55,424)      $ (79,006)       $(19,502
                                          Pro forma                   $(63,797)      $(115,399)       $(36,512)

Basic and diluted
 net loss per share                       As reported                 $  (0.70)      $   (1.05)       $  (0.27)
                                          Pro forma                   $  (0.81)      $   (1.54)       $  (0.51)

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effects will not be fully reflected until 1998. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumption:

                                Stock option plans                    Purchase plans
                             1997      1996      1995            1997      1996      1995
Expected volatility         54.90%    51.50%    52.00%          54.90%    51.50%    52.00%
Risk-free interest rates     6.50%     5.90%     5.90%           5.60%     5.20%     5.60%
Expected lives (years)       4.25      3.24      3.31             .05       .05       .05
Expected dividend yield      --        --        --              --        --        --

The weighted-average grant date fair value of options granted 1997, 1996 and 1995 was $7.52, $6.22 and $9.55, respectively.

Notes to Consolidated Financial Statements

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                                                Options Outstanding                  Options Exercisable
                                                       Weighted
                                                        Average            Weighted                             Weighted
                                                      Remaining             Average                              Average
                                                    Contractual            Exercise                             Exercise
Ranges of Exercisable Prices            Shares             Life               Price           Shares               Price
$ 2.20 to $14.50                     2,294,223             8.46              $12.96          637,993              $11.71
$14.69 to $15.63                     2,323,388             9.05              $15.33          514,943              $15.32
$16.00 to $18.75                     1,889,133             8.64              $16.86          733,482              $16.64
$19.25 to $19.25                     3,464,385             7.05              $19.25        2,291,321              $19.25
$19.75 to $49.38                       714,840             7.77              $26.53          322,557              $31.73
$ 2.20 to $49.38                    10,685,969             8.12              $17.11        4,500,296              $18.20

Note Seven: Income Taxes

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

The following is a geographical breakdown of consolidated income (loss) before income taxes (including intercompany royalties and expenses) by income tax jurisdiction (in thousands):

                                                                            1997         1996         1995
United States                                                             $(30,899)    $(80,347)    $(14,993)
Foreign                                                                     (9,857)      13,639          251
Total                                                                     $(40,756)    $(66,708)    $(14,742)

The provisions (credits) for income taxes consist of the following (in thousands):

                                                                             1997         1996         1995
Federal
      Current                                                             $ (4,496)    $   --       $ 10,118
      Deferred                                                                --           --        (17,422)
                                                                            (4,496)        --         (7,304)
State
      Current                                                                  750          560        3,340
      Deferred                                                                --           (100)      (3,229)
                                                                               750          460          111
Foreign
      Current                                                               18,329       11,838       13,012
      Deferred                                                                  85         --         (1,059)
                                                                            18,414       11,838       11,953
Total                                                                     $ 14,668     $ 12,298     $  4,760

Notes to Consolidated Financial Statements

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                                   1997          1996         1995
Tax (credit) at U.S. statutory rate                              $(14,265)    $(23,348)    $ (5,160)
State tax, net of federal benefit, before valuation allowance        (401)      (3,232)          72
Effect of foreign operations                                       21,035        9,714        5,469
Amortization of intangible assets                                   2,435        1,537        1,212
Tax-exempt interest                                                  --            (57)      (1,919)
Nondeductible merger costs                                           --           --          4,415
Research and development tax credits                                 --           --         (1,000)
Effect of valuation allowance                                       3,272       24,376         --
Other                                                               2,592        3,308        1,671
Total                                                            $ 14,668     $ 12,298     $  4,760

Deferred income taxes result principally from temporary differences between years in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Company's net deferred tax assets were as follows at December 31 (in thousands):

                                                                 1997         1996
Depreciation                                                   $ 11,531     $  3,303
Deferred revenue                                                 10,903        8,336
Accrued expenses                                                  9,288       10,490
Allowance for doubtful accounts                                   7,163        6,882
Purchased software                                                2,641        5,439
Net operating loss carryovers and tax credits carryforwards      41,403       46,635
Other assets (liabilities)                                       (8,466)      (3,269)
Total before valuation allowance                                 74,463       77,816
Valuation allowance                                             (33,413)     (36,681)
Net deferred tax assets                                        $ 41,050     $ 41,135
Recorded as: Current deferred tax assets                       $ 16,973     $ 13,729
Noncurrent deferred tax assets                                   24,077       27,406
                                                               $ 41,050     $ 41,135

Notes to Consolidated Financial Statements

The valuation allowance decreased by $3,268,000 in 1997, including reductions of deferred tax assets and the related valuation allowance previously recorded ($9,189,000), additions to the valuation allowance for deferred tax assets arising from tax benefits associated with stock option plans ($2,649,000) and additions included in the provision for income taxes ($3,272,000). The valuation allowance as of December 31, 1997 includes approximately $11,830,000 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to shareholders' equity. As of December 31, 1997, the Company had federal net operating losses of $38,600,000 expiring in years from 2003 through 2112, research and development tax credits of $9,400,000 which expire in years from 2006 through 2010 and foreign tax credits of $9,400,000 expiring in 1999 and 2000.

Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced

No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (approximately $14,370,000 at December 31, 1997) since the Company plans to permanently reinvest all such earnings.

Note Eight: Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. Discretionary Company contributions are based on achieving certain operating profit goals. There were no discretionary Company contributions in 1997, 1996 or 1995.

Note Nine: Segment and Geographical Information

The Company operates in one industry segment (the development and marketing of computer software and related services) and markets its products and services internationally through both foreign subsidiaries and distributors located in the Americas, Europe, Asia and Australia. Interarea revenues, which are eliminated in the consolidated financial statements, represent royalties from license and service fees generated by the foreign operations. Intercontinental includes operations in Asia, Australia, New Zealand and Latin America.

Notes to Consolidated Financial Statements

The following table presents a summary of operating information and certain year-end balance sheet information by geographic region (in thousands):

                                                    1997            1996            1995
Revenues:
      Unaffiliated customers:
           United States, Canada and Mexico     $   571,525     $   615,663     $   588,827
           Europe                                   232,560         238,810         239,842
           Intercontinental                          99,852         157,072         127,917
                Total                           $   903,937     $ 1,011,545     $   956,586

Interarea                                       $    36,592     $    58,014     $    52,891

Operating income (loss):
           United States, Canada and Mexico     $   (83,238)    $  (154,116)    $   (75,677)
           Europe                                    51,215          36,241          22,673
           Intercontinental                         (14,379)         43,660          29,659
                Total                           $   (46,402)    $   (74,215)    $   (23,345)
Cash, cash equivalents and cash investments:
           United States, Canada and Mexico     $   171,240     $   110,955     $   166,292
           Europe                                    40,735          42,378          36,638
           Intercontinental                          34,162          21,189          20,791
                Total                           $   246,137     $   174,522     $   223,721
Accounts receivable, net:
           United States, Canada and Mexico     $   105,308     $   121,710     $   105,541
           Europe                                    69,508          69,438          60,147
           Intercontinental                          29,595          48,318          28,236
                Total                           $   204,411     $   239,466     $   193,924
Identifiable assets:
           United States, Canada and Mexico     $   557,882     $   514,569     $   563,135
           Europe                                   135,850         136,405         126,927
           Intercontinental                          87,893         100,917          76,230
                Total                           $   781,625     $   751,891     $   766,292

Notes to Consolidated Financial Statements

Note Ten: Business Combinations

On February 21, 1997 the Company acquired Purchase Net, Inc., a developer of application development software. The Company issued 750,000 shares of its common stock with a fair market value of approximately $12,000,000 for all the outstanding shares of common stock of Purchase Net, Inc. The transaction was accounted for as a purchase. The total purchase cost was $12,763,000, including direct cost and expenses related to the acquisition, of which $12,693,000 was allocated to purchased software and included in capitalized software in the consolidated balance sheet. The results of operations of Purchase Net, Inc., which have not been material in relation to those of the Company, have been included in the consolidated results of operations for periods subsequent to the acquisition date.

In February 1996, Sybase acquired Visual Components, Inc. ("Visual"), a developer and marketer of components for software developers. Sybase issued 733,178 shares of its common stock for all the outstanding shares of common stock of Visual Components, Inc. and assumed outstanding options to acquire 135,496 shares of Sybase common stock based on the merger exchange ratio. The transaction has been accounted for as a pooling of interests. The operating results of Visual Components, Inc. prior to the combination were not material in relation to those of Sybase. Therefore, prior period Financial information of Sybase has not been restated.

In May 1995, Sybase, through a wholly-owned subsidiary, acquired SDP, S.A. ("SDP") a French company that develops and markets database modeling and design tools. Under the terms of the acquisition agreement, Sybase paid $32,500,000 in cash to the stockholders of SDP (approximately $26,500,000 upon consummation of the acquisition and approximately $6,000,000 in decreasing annual installments through 1998, subject to satisfaction of certain conditions) for all of the outstanding shares of the company. Approximately $12,000,000 of the purchase price has been allocated to intangible assets, which are being amortized over periods of three to seven years, and approximately $20,000,000 has been allocated to in-process technology and charged to operations in 1995. Sybase accounted for the acquisition as a purchase. The historical results of operations of SDP, which have not been material in relation to those of Sybase, are included in the consolidated results of operations for periods subsequent to the acquisition date. In 1996, pursuant to the terms of the acquisition agreement, Sybase made a payment of $1,850,000.

In February 1995, Sybase, through a wholly-owned subsidiary, merged with Powersoft, a U.S.-based company that provides a family of scalable client/server application development and data access tools. Sybase issued 17,801,092 shares of its common stock for all of the outstanding common stock of Powersoft (based on a merger exchange ratio of 1.6 shares of Sybase common stock for each share of Powersoft common stock) and assumed all outstanding obligations for the issuance of up to 2,840,155 additional shares of Sybase common stock based on the merger exchange ratio. The merger was accounted for as a pooling of interests and the historical consolidated Financial statements of Sybase for prior periods were restated to include the Financial position, results of operations and cash flows of Powersoft. Revenue and net income of Powersoft for the period from January 1 through February 13, 1995 were approximately $14,660,000 and $790,000, respectively. Costs of the merger were charged to operations in 1995.

Notes to Consolidated Financial Statements

In addition to the transactions discussed above, in 1995, Sybase acquired several technology companies and distributors of their products in transactions which were accounted for as poolings of interests. In connection with these transactions, Sybase issued 279,045 shares of its common stock during 1995. Also in 1997 and 1995, Sybase acquired several distributors of their products in various countries in transactions accounted for as purchases. Sybase paid cash for the businesses totaling $4,290,000 in 1997 and $8,270,000 in 1995, and issued 40,880 shares of Sybase common stock in 1995. There were no such purchases in 1996. Amounts recorded as intangible assets from these transactions were $8,272,000 in 1997 and $14,036,000 in 1995. These intangible assets are being amortized over periods of five to seven years, which amounts were recorded as additional intangible assets. During 1997, Sybase paid approximately $2,827,000 related to earn-out provisions for transactions consummated in prior years, which were recorded as additional intangible assets. At December 31, 1997, an additional $5,030,000 may be payable by Sybase contingent upon achievement of certain financial objectives by these businesses. The results of operations of these entities prior to the acquisitions were not material in relation to those of Sybase. Results of operations of these entities have been included in the consolidated results of operations for the periods subsequent to the respective acquisition dates.

Note Eleven: Litigation

Following the Company's announcements on January 2, 1998 and January 21, 1998 regarding its preliminary results of operations for the quarter and year ended December 31, 1997, several class action lawsuits were filed against the Company and certain of its officers and directors in the United States District Court, Northern District of California. The complaints are similar and allege violations of federal and state securities laws and request unspecified monetary damages.

On January 27, 1998, a purported shareholder derivative action was filed in the Superior Court of the State of California, County of Alameda. The complaint alleges that certain of the Company's present and former officers and/or directors breached fiduciary duties owed to the Company in connection with the underlying circumstances alleged in the securities class action complaint described above. Sybase is a nominal defendant in the action and no damages are sought from it.

Following the Company's announcement on April 3, 1995, of its preliminary results for the First Fiscal quarter ended March 31, 1995, several class action lawsuits were filed against the Company and certain of its officers in the U.S. District Court, Northern District of California. The complaints are similar to one another and alleged violations of federal and state securities laws and request unspecified monetary damages. These actions have been consolidated and a consolidated amended class action complaint was served on August 7, 1995. The parties are in pretrial discovery.

Management believes that the claims alleged against it in all of the foregoing actions are without merit and intends to defend against the claims vigorously. In the opinion of management, resolution of such litigation is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of such litigation could materially affect the Company's future results of operations or cash flows in a particular period.

The Company is also a party to various legal disputes and proceedings arising from the ordinary course of business activities. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period.

Notes to Consolidated Financial Statements

Note Twelve: Restructuring

In July 1996, the Company announced and implemented a restructuring plan aimed at reducing costs, and focusing the Company's products around its core businesses. The Company's restructuring actions consisted primarily of terminating certain product lines, terminating employees and vacating certain facilities, and cancelling real estate leases as a result of these employee terminations. These actions resulted in a charge of $49,200,000, including approximately $17,000,000 for severance and related items, $15,700,000 for vacating facilities and cancelling real estate leases, $13,900,000 for expenses related to discontinued products, and $2,600,000 for other restructuring related items. Of this amount $22,300,000 was paid in 1996, $9,300,000 in 1997 and $17,600,000 consisted of write-offs of property, equipment and improvements, capitalized software development costs and other assets.

Note Thirteen: Subsequent Events

On February 2, 1998, Sybase acquired Intellidex Systems, LLC. (Intellidex), a provider of data management technology for deploying and managing data warehouse environments. Under the terms of the acquisition agreement, Sybase paid $5,000,000 in cash for certain assets and assumed certain liabilities of Intellidex. Of this amount paid, $3,737,000 was allocated to purchased software and the balance of $1,263,000 was allocated to intangible assets. In addition, pursuant to the terms of the agreement, Sybase is obligated to make contingent payments based on certain operating performance criteria. The maximum amount payable over a three year period is $10,000,000. The transaction has been accounted for as a purchase. The results of operations of Intellidex, which have not been material in relation to those of the Company will be included in the consolidated results of operations for periods subsequent to the acquisition date.

On February 18, 1998, the Board of Directors authorized the repurchase of up to $25 million of the Company's outstanding common stock. Subject to price and market conditions, these purchases will be made from time to time in open market transactions using available cash balances.

On February 26, 1998, the Company announced a restructuring plan. On February 26, 1998, the Company announced a restructuring plan. The restructuring, which is expected to reduce Sybase's cost structure in 1998, is intended to focus the Company's core technology strengths around three market growth initiatives in Web computing, occasionally connected computing and data warehousing.

The restructuring plan includes the discontinuation of certain product lines, termination of employees, vacating certain facilities and cancellation of real estate leases as a result of the employee terminations. On February 26, 1998, the Company terminated approximately 600 employees as a part of the restructuring. Restructuring charges to be incurred in 1998 are estimated to be approximately $70 million.

Quarterly Financial Information (Unaudited)

In January 1998, the Company discovered that certain accounting practices in its Japanese subsidiary were not in accordance with U.S. generally accepted accounting principles and the Company's policies. As a result of these irregularities, the Company has restated its revenues and results of operations for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997. The restatement resulted in a decrease in revenues totaling approximately $43.0 million for the nine months ended September 30, 1997. Revenues, as previously reported, were $241,902,000, $237,638,000 and $244,199,000 for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively. Net income, as previously reported, was $3,541,000, $4,376,000 and $5,216,000 for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively.


(In thousands)                                March 31      June 30,    September 30,  December 31
                                                1997          1997          1997          1997          1997
Revenues:
      License fees                           $ 127,392     $ 110,591     $ 122,550     $ 110,503     $ 471,036
      Service                                  104,809       104,890       110,473       112,729       432,901
Total revenues:                                232,201       215,481       233,023       223,232       903,937
Costs and expenses:
      Cost of license fees                       8,058         6,148         6,563        10,587        31,356
      Cost of service fees                      61,878        61,673        63,435        61,639       248,625
      Sales and marketing                      114,597       116,674       118,015       119,875       469,161
      Product development and engineering       35,300        33,707        33,871        35,712       138,590
      General and administrative                17,363        14,443        15,410        15,391        62,607
Total costs and expenses                       237,196       232,645       237,294       243,204       950,339
Operating loss                                  (4,995)      (17,164)       (4,271)      (19,972)      (46,402)
Interest income and expense, net                 1,006         1,729         1,516         1,395         5,646
Loss before income taxes                        (3,989)      (15,435)       (2,755)      (18,577)      (40,756)
Provision for income taxes                       2,171         2,357         3,195         6,945        14,668
Net loss                                     $  (6,160)    $ (17,792)    $  (5,950)    $ (25,522)    $ (55,424)
Basic and diluted net loss per share         $   (0.08)    $   (0.23)    $   (0.08)    $   (0.32)    $   (0.70)
Stock prices:
      High                                   $   20.00     $   16.88     $   20.75     $   23.50     $   23.50
      Low                                    $   13.25     $   12.50     $   12.50     $   12.00     $   12.00

Quarterly Financial Information (Unaudited) page 35

(In thousands)                                 March 31        June 30,      September 30,   December 31,
                                                 1996            1996            1996            1996            1996
Revenues:
      License fees                           $   147,945     $   150,454     $   147,219     $   159,873    $   605,491
      Services                                     95,719          99,433         102,994         107,908        406,054
Total revenues:                                  243,664         249,887         250,213         267,781      1,011,545
Costs and expenses:
      Cost of license fees                         7,117           7,585           6,963           8,194         29,859
      Cost of service fees                        56,139          62,846          62,906          64,382        246,273
      Sales and marketing                        130,293         137,197         123,373         132,296        523,159
      Product development and engineering         43,091          46,085          39,217          36,283        164,676
      General and administrative                  18,726          19,735          17,163          16,937         72,561
      Cost of restructuring                         --              --            49,232            --           49,232
Total costs and expenses                         255,366         273,448         298,854         258,092      1,085,760
Operating income (loss)                          (11,702)        (23,561)        (48,641)          9,689        (74,215)
Interest income and expense, net                   2,494           2,197           1,112           1,704          7,507
Income (loss) before income taxes                 (9,208)        (21,364)        (47,529)         11,393        (66,708)
Provision (benefit) for income taxes              (2,302)          3,200           5,100           6,300         12,298
Net income (loss)                            $    (6,906)    $   (24,564)    $   (52,629)    $     5,093    $   (79,006)
Basic net income (loss) per share            $     (0.09)    $     (0.33)    $     (0.69)    $      0.07    $     (1.05)
Diluted net income (loss) per share          $     (0.09)    $     (0.33)    $     (0.69)    $      0.07    $     (1.05)
Stock prices:
      High                                   $     37.13     $     27.38     $     20.00     $     20.50    $     37.13
      Low                                    $     22.25     $     21.50     $     14.38     $     13.88    $     13.88

Corporate Information


Board of Directors
Mitchell E. Kertzman
Chairman of the Board and Chief
Executive officer
Director since 1995

John S. Chen
President and Chief Executive Officer
Director since 1997

Robert S. Epstein
Executive Vice President and
Chief Information Officer
Director since 1984

Richard C. Alberding(1)
Retired, Executive Vice President
Hewlett-Packard Company
Director since 1993

L. William Krause(1)
President and Chief Executive Officer
Storm Technology, Inc.
Director since 1995

David E. Liddle, Ph.D.(1)
President and Chief Executive Officer
Interval Research Corporation
Director since 1984

Alan B. Salisbury(2)
President and General Manager
Learning Tree International USA, Inc.
Director since 1993

Robert P. Wayman(2)
Executive Vice President
Finance and Administration, and Chief
Financial Officer
Hewlett-Packard Company
Director since 1995

Jeffrey T. Webber(2)
President
R.B. Webber & Company, Inc.
Director since 1993

Corporate Officers
Mitchell E. Kertzman
Chairman of the Board and Chief
Executive Officer

John S. Chen
President and Chief Executive Officer

Jack L. Acosta
Executive Vice President and Chief
Financial Officer

Robert S. Epstein
Executive Vice President and Chief
Information Officer

Steven M. Capelli
Senior Vice President,
Business Development

Michael Gardner
Senior Vice President,
Worldwide Sales

Richard N. LaBarbera
Senior Vice President,
Worldwide Customer Service and Support

Eric L. Miles
Senior Vice President, Product Operations

Raj Nathan
Senior Vice President,
Corporate Programs Office

L. Mindi Butterfield
Vice President, Marketing

Mitchell L. Gaynor
Vice President,
General Counsel, and Secretary







Michael Regan
Vice President,
Worldwide Professional Services

Pieter Van der Vorst
Vice President and Corporate Controller


Nita C. White-Ivy,
Vice President,
Worldwide Human Resources

Stockholder Information

A copy of the Company's Annual Report, Form 10-K, and other financial documents will be on file as of March 31, 1998, with the Securities and Exchange Commission and are available on request. Please direct your request to any of the following:

By written request:
Sybase, Inc.
Investor Relations Department
6475 Christie Avenue
Emeryville, California 94608 U.S.A.

By telephone:
+1 510 922 5399

Via the World Wide Web:
www.sybase.com

Registrar and Transfer Agent
Equiserve
Shareholder Services
Mail Stop: 45-01-23
P.O. Box 644
Boston, Massachusetts 02102 U.S.A.
+1 617 575 3120
www.equiserve.com

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on May 27, 1998, at the Company's offices at 6425 Christie Avenue, Emeryville, California.

Stock Information
As of December 31, 1997, the Company had 2,003 stockholders of record. The Company has never paid cash dividends.

Stock Listing
Sybase, Inc., is traded on the
NASDAQ/National Market System, NASDAQ Symbol: SYBS

Independent Auditors
Ernst & Young LLP
Walnut Creek, California



1 Member of Compensation Committee
2 Member of Audit Committee