Form 10-K405, Exhibit 13
period 1998-12-31
SYBASE INC
filed 1999-03-30
CIK 768262

SELECTED FINANCIAL DATA


CONSOLIDATED STATEMENT OF OPERATIONS DATA

   (In thousands, except per share data)            1998             1997             1996             1995            1994
----------------------------------------------------------------------------------------------------------------------------
Revenues:
     License fees                            $   421,454      $   471,036      $   605,491      $   615,642      $   588,973
----------------------------------------------------------------------------------------------------------------------------
     Services                                    446,015          432,901          406,054          340,944          236,420
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                   867,469          903,937        1,011,545          956,586          825,393
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
     Cost of license fees                         37,573           31,356           29,859           29,736           33,446
----------------------------------------------------------------------------------------------------------------------------
     Cost of services                            235,574          248,625          246,273          205,019          140,274
----------------------------------------------------------------------------------------------------------------------------
     Sales and marketing                         392,979          469,161          523,159          481,404          350,239
----------------------------------------------------------------------------------------------------------------------------
     Product development and engineering         148,583          138,590          164,676          151,902          114,008
----------------------------------------------------------------------------------------------------------------------------
     General and administrative                   65,406           62,607           72,561           67,888           52,844
----------------------------------------------------------------------------------------------------------------------------
     Cost of restructuring                        74,167               --           49,232               --               --
----------------------------------------------------------------------------------------------------------------------------
     Cost of merger                                   --               --               --           24,017               --
----------------------------------------------------------------------------------------------------------------------------
     Purchase of in-process technology                --               --               --           19,965               --
----------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                         954,282          950,339        1,085,760          979,931          690,811
----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                          (86,813)         (46,402)         (74,215)         (23,345)         134,582
----------------------------------------------------------------------------------------------------------------------------
Interest income and expense, net                   7,748            5,646            7,507            8,603            5,694
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                (79,065)         (40,756)         (66,708)         (14,742)         140,276
----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                        14,063           14,668           12,298            4,760           53,223
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                            $   (93,128)     $   (55,424)     $   (79,006)     $   (19,502)     $    87,053
============================================================================================================================
Basic net income (loss) per share            $     (1.15)     $     (0.70)     $     (1.05)     $     (0.27)     $      1.29
----------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic
     net income (loss) per share                  80,893           78,794           75,160           71,292           67,458
----------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per share          $     (1.15)     $     (0.70)     $     (1.05)     $     (0.27)     $      1.18
----------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted
     net income (loss) per share                  80,893           78,794           75,160           71,292           73,523
----------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEET DATA

   (In thousands)                  1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------
Cash, cash equivalents and
     cash investments       $249,613     $246,137     $174,522     $223,721     $256,001
----------------------------------------------------------------------------------------
Working capital               84,179       67,510       93,056      140,306      200,767
----------------------------------------------------------------------------------------
Total assets                 696,604      781,625      751,891      766,292      671,440
----------------------------------------------------------------------------------------
Long-term obligations          2,011        1,959        2,871        5,452        7,543
----------------------------------------------------------------------------------------
Stockholders' equity         301,072      371,515      396,808      439,649      407,615


Historical financial results of operations of Sybase prior to February 1995 contained in this annual report have been restated to include the results of operations of Powersoft Corporation.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The Company completed 1998 with revenues of $867 million, down from $904 million in 1997. The decline in revenues was primarily attributable to lower revenues generated in North America. The Company believes the impact of companies continuing to reallocate available technology resources toward Year 2000 compliance solutions was a factor which contributed to the decline in revenues.

   The year was also one of significant change for the Company as it implemented a restructuring program aimed at reducing costs, restoring profitability to operating results and realigning its sales force, product teams and professional service capabilities into four new divisions for 1999, each focused upon one of four key markets: Enterprise Solutions, Mobile and Embedded Computing, Internet Applications and Business Intelligence. The restructuring program resulted in total charges to operations of $74 million and the termination of 1,097 employees.

   Despite the many challenges during 1998, the Company generated cash in each of the last three quarters in 1998 and closed the year with having achieved three consecutive quarters of operating profitability before restructuring charges and with year-over-year revenue growth for the fourth quarter of 1998.

   As of December 31, 1998, the Company had $250 million in cash, cash equivalents and cash investments and stockholders' equity of $301 million. Days sales outstanding in accounts receivable was 77 days as of December 31, 1998.

   The Company continues to supply and support an extensive customer base in many industries and across many global markets. In particular, the Company counts as its customers 68 of the top 100 global banks, 20 of the leading life insurance companies, 125 of the top global telecommunications companies, and more than 350 major healthcare organizations worldwide.

   With the creation of the new global organizational structure and the creation of the four new divisions, the Company believes it is in a strong position to extend beyond its traditional enterprise software offerings, aggressively pursue new market-driven opportunities, and quickly deliver to customers industry specific computing solutions. Significant new product announcements in 1998 included: Enterprise Data Studio(TM); Enterprise Application Studio(TM) 3.0; Enterprise Application Server 3.0; Adaptive Server Anywhere for the Microsoft Windows CE operating system; SQL Anywhere(TM) Studio and its UltraLite deployment technology for the Palm Computing platform; and the Sybase Financial Server.

   Overall, the Company is optimistic about the future. The Company's strong customer base, realigned market-focused divisional structure and sound financial base will be key to achieving its long-term goals of profitability and sustained revenue growth.


RESULTS OF OPERATIONS

Revenues
(Dollars in millions)                     1998   Change          1997   Change          1996
--------------------------------------------------------------------------------------------
License fees                          $  421.5     (11%)     $  471.0     (22%)     $  605.5
--------------------------------------------------------------------------------------------
Percentage of total revenues                49%                    52%                    60%
--------------------------------------------------------------------------------------------
Services                              $  446.0       3%      $  432.9       7%      $  406.0
--------------------------------------------------------------------------------------------
     Percentage of total revenues           51%                    48%                    40%
--------------------------------------------------------------------------------------------
Total revenues                        $  867.5      (4%)     $  903.9     (11%)     $1,011.5
--------------------------------------------------------------------------------------------


   Total revenues for 1998 decreased 4 percent to $867.5 million compared to $903.9 million recorded in 1997, compared to a decrease of 11 percent in 1997 over the $1,011.5 million achieved in 1996. The factors described above contributed to the decline in total revenues in 1998 from 1997. The decline in 1997 from 1996 was largely attributable to two major factors: First, revenue growth in North America slowed partially,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



   the Company believes, due to companies reallocating technological resources toward "Year 2000" compliance solutions and away from building strategic enterprise applications and second, because of the uncertain economic conditions in the Asia Pacific region, the Company took a more conservative approach with respect to its business practices in the region. Consequently, while the Company continued to win substantial new business in the region, the economic conditions and the changes in the Company's business practices resulted in a decrease in revenues recognized for the year.

   License fees revenues decreased 11 percent to $421.5 million in 1998, down from $471.0 million recorded in 1997 and decreased 22 percent in 1997 from $605.5 million recorded in 1996. The decline in license fee revenues in 1998 was the result of the factors described above.

   Services revenues grew 3 percent to $446.0 million in 1998, up from $432.9 million and $406.0 million in 1997 and 1996, respectively. Services revenues consist primarily of consulting, education and other services related to the development and deployment of applications using the Company's software products and product support and maintenance fees. Services revenues as a percentage of total revenues increased to 51 percent in 1998 from 48 percent in 1997 and 40 percent in 1996. The increase in services revenues in absolute dollars resulted, in part, from the increase in support and maintenance service fees related to the Company's growing installed base, both in terms of directly supported sites as well as additional users and the renewal of maintenance contracts. The increase in services revenues also resulted from increased demand for the Company's consulting and other services.


GEOGRAPHICAL REVENUES

   (Dollars in millions)                     1998   Change         1997   Change           1996
-----------------------------------------------------------------------------------------------
   North America                         $  503.3    (12%)     $  571.5     (7%)     $    615.7
-----------------------------------------------------------------------------------------------
        Percentage of total revenues           58%                   63%                   61%
-----------------------------------------------------------------------------------------------
   International:
-----------------------------------------------------------------------------------------------
        Europe                           $  253.2      9%      $  232.6     (3%)     $    238.8
-----------------------------------------------------------------------------------------------
           Percentage of total revenues        29%                   26%                   23%
-----------------------------------------------------------------------------------------------
        Intercontinental                 $  111.0     11%      $   99.8    (36%)     $    157.0
-----------------------------------------------------------------------------------------------
           Percentage of total revenues       13%                    11%                   16%
-----------------------------------------------------------------------------------------------
   Total International                   $  364.2     10%      $  332.4    (16%)     $    395.8
-----------------------------------------------------------------------------------------------
        Percentage of total revenues           42%                   37%                   39%
-----------------------------------------------------------------------------------------------
   Total revenues                        $  867.5     (4%)     $  903.9    (11%)     $  1,011.5
===============================================================================================


   North American revenues (United States, Canada and Mexico) declined 12 percent in 1998 to $503.3 million from $571.5 million in 1997 and decreased 7 percent in 1997 from $615.7 million in 1996. International revenues increased 10 percent in 1998 to $364.2 million from $332.4 million in 1997. European revenues were up 9 percent in 1998 from both increased license fees revenues and services revenues. Intercontinental revenues (principally Japan, Asia Pacific and South America) increased 11 percent in 1998 due to higher services revenues in Asia Pacific and South America. International revenues comprised 42 percent of total revenues in 1998, up from 37 percent in 1997 and 39 percent in 1996. International revenues decreased 16 percent to $332.4 million in 1997 from $395.8 million in 1996. This decrease was primarily due to economic conditions in the Asia Pacific region and the factors discussed above.

   In Europe and the Intercontinental Region, most revenues and expenses are denominated in local currencies. The effect of foreign currency exchange rate changes on revenues was not material in 1998 and 1996. However, throughout 1997, the U.S. dollar strengthened against the major European and Intercontinental currencies, which resulted in lower revenues and expenses recorded for these regions when translated into

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



   U.S. dollars compared with 1996. Although the Company takes into account changes in exchange rates over time in its pricing strategy, the Company's business and results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates. Changes in foreign currency exchange rates, the strength of local economies, and the general volatility of software markets may result in a higher or lower proportion of international revenues as a percentage of total revenues in the future.


COSTS AND EXPENSES

(Dollars in millions)                                1998      Change           1997      Change              1996
------------------------------------------------------------------------------------------------------------------
Cost of license fees                             $   37.6         20%          $31.4          5%          $   29.9
------------------------------------------------------------------------------------------------------------------
     Percentage of license fees revenues                9%                         7%                            5%
------------------------------------------------------------------------------------------------------------------
Cost of services                                 $  235.6         (5%)        $248.6          1%          $  246.3
------------------------------------------------------------------------------------------------------------------
     Percentage of services revenues                   53%                        57%                           61%
------------------------------------------------------------------------------------------------------------------
Sales and marketing                              $  393.0        (16%)        $469.2        (10%)         $  523.2
------------------------------------------------------------------------------------------------------------------
     Percentage of total revenues                      45%                        52%                           52%
------------------------------------------------------------------------------------------------------------------
Product development and engineering              $  148.6          7%         $138.6        (16%)         $  164.7
------------------------------------------------------------------------------------------------------------------
     Percentage of total revenues                      17%                        15%                           16%
------------------------------------------------------------------------------------------------------------------
General and administrative                       $   65.4          4%          $62.6        (14%)         $   72.6
------------------------------------------------------------------------------------------------------------------
     Percentage of total revenues                       8%                         7%                            7%
------------------------------------------------------------------------------------------------------------------
Cost of restructuring                            $   74.2           *          $  --           *          $   49.2
------------------------------------------------------------------------------------------------------------------
     Percentage of total revenues                       9%                        --                             5%
------------------------------------------------------------------------------------------------------------------


   * Not meaningful


   COST OF LICENSE FEES

   Cost of license fees consists primarily of product costs (media and documentation), amortization of purchased software and capitalized software development costs and third-party royalty costs. These costs increased to $37.6 million in 1998 up from $31.4 million in 1997, and $29.9 million in 1996 as a result of higher amortization of capitalized software. These costs were 9 percent of license fees revenues in 1998, 7 percent in 1997 and 5 percent in 1996. Amortization of capitalized software costs included in cost of license fees was $19.5 million in 1998, $9.7 million in 1997, and $7.4 million in 1996. The increase in the amortization of capitalized software related to the release of Adaptive Server Enterprise 11.9, featuring row-level locking, in the second quarter of 1998 and the release of Adaptive Server Enterprise 11.5, PowerBuilder 6.0 and PowerStudio(TM) during the second half of 1997.


   COST OF SERVICES

   Cost of services consists primarily of maintenance, consulting and education expenses and, to a lesser degree, services-related product costs (media and documentation). These costs decreased as a percentage of services revenues to 53 percent in 1998 compared to 57 percent and 61 percent in 1997 and 1996, respectively. The slight decrease in absolute dollars and as a percentage of services revenues in 1998 over 1997 is primarily due to the restructuring efforts initiated in the first quarter of 1998.


   SALES AND MARKETING

   Sales and marketing expenses decreased 16 percent in absolute dollars to $393.0 million in 1998 from $469.2 million in 1997. These costs decreased as a percentage of total revenues to 45 percent in 1998 compared to 52 percent in 1997. In 1997, sales and marketing expenses decreased 10 percent in absolute dollars compared to 1996 from $523.2 million while remaining consistent as a percentage of total revenues

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED


   at 52 percent. The decrease in sales and marketing expenses in 1998 as a percentage of revenues was primarily the result of the Company's restructuring program in 1998. The decrease in sales and marketing expenses, in absolute dollars, in 1997 compared to 1996 was the result of efforts to minimize growth in sales and marketing expenses and an improvement in the productivity of the resources already in place.


   PRODUCT DEVELOPMENT AND ENGINEERING

   Product development and engineering expenses (net of capitalized software development costs) increased as a percentage of total revenues in 1998 to 17 percent from 15 percent in 1997. In 1997, these costs decreased to 15 percent from 16 percent in 1996. The increase in 1998 is partially due to the acquisition in February 1998 of Intellidex Systems, L.L.C. (Intellidex), a provider of data management technology for deploying and managing data warehouse environments. The product development and engineering costs incurred by Intellidex since the date of acquisition have been included in the results of operations of the Company. The decrease for 1997 is in part the result of lower than anticipated license fees revenues and the Company's emphasis on managing its expense base relative to expected 1997 license fees revenues. In absolute dollars, product development and engineering expenses for 1998 increased 7 percent to $148.6 million from $138.6 million in 1997. The increased expenses were largely attributable to the increased Intellidex expenses referred to above and lower capitalized software development costs in 1998 compared to 1997. Much of the reduction in expenses between 1997 and 1996 resulted from discontinuation of certain product lines in 1996. These product lines included interactive television, wireless messaging and multimedia authoring tools. The Company capitalized approximately $10.8 million of software development costs in 1998 compared to $21.7 million in 1997 and $13.8 million in 1996. In 1998, capitalized software costs included $3.7 million purchased in connection with its Intellidex acquisition along with costs incurred for the development of Adaptive Server Enterprise 11.9 and enhancements to Replication Server(R) and Jaguar CTS(TM) products. During 1997, the Company released Adaptive Server Enterprise 11.5 and PowerBuilder
   6.0. Product development and engineering costs incurred in connection with these releases during the period between the achievement of technological feasibility and release have been capitalized. The Company believes that product development and engineering expenditures are essential to technology and product leadership and expects product development and engineering expenditures to continue to be significant, both in absolute dollars and as a percentage of total revenues.


   GENERAL AND ADMINISTRATIVE

   General and administrative expenses represented 8 percent of total revenues in 1998 and 7 percent in both 1997 and 1996. These expenses increased to $65.4 million in 1998 from $62.6 million in 1997. The absolute dollar decrease to $62.6 million in 1997 from $72.6 million in 1996 resulted primarily from the Company's emphasis on managing general and administrative costs and improving productivity.


   COST OF RESTRUCTURING

   The Company incurred restructuring charges in the amounts of $74.2 million and $49.2 million in 1998 and 1996, respectively. Major elements of the restructuring in 1998 included terminating certain product lines, terminating employees and vacating certain facilities. The charge included $27.5 million for severance and related items, $16.7 million for facilities consolidation, $22.8 million for disposition expenses and write-off of capitalized software development costs related to discontinued products, and $7.2 million for other restructuring related items. See Note Twelve of the Notes to Consolidated Financial Statements for a more complete analysis of the 1998 restructuring charge.

   In 1996, the Company recorded a charge to operations of $49.2 million for the costs of a restructuring. The charge included $17.0 million for severance and related items, $15.7 million for facilities consolidation, $13.9 million for disposition expenses and write-off of capitalized software development costs related to discontinued products, and $2.6 million for other restructuring related items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



OPERATING LOSS

   (Dollars in millions)                     1998     Change             1997   Change            1996
-------------------------------------------------------------------------------------------------------
   Operating loss                         $ (86.8)         *          $ (46.4)        *         $ (74.2)
-------------------------------------------------------------------------------------------------------
        Percentage of total revenues           10%                          5%                        7%
-------------------------------------------------------------------------------------------------------

   * Not meaningful


   The operating loss in 1998 was $86.8 million, as compared to an operating loss of $46.4 million in 1997. The operating loss in 1998 includes a restructuring charge of $74.2 million. The operating loss of $46.4 million in 1997 includes charges of $68.5 million related to the reversal of revenues recorded during 1997 in the Company's Japanese subsidiary which were not in conformity with U.S. generally accepted accounting principles and the Company's policies. The charges of $68.5 million include $43.0 million related to the restatement of revenues for the nine months ended September 30, 1997 and $25.5 million related to the adoption of more conservative revenue recognition practices for the Japanese subsidiary under which revenue is not recognized until cash is received from the customer. The operating loss in 1996 of $74.2 million includes a restructuring charge of $49.2 million.


INTEREST INCOME AND INTEREST EXPENSE AND OTHER, NET

  (Dollars in millions)                 1998   Change       1997    Change     1996
------------------------------------------------------------------------------------
   Interest income                     $10.1       10%     $ 9.2        0%     $ 9.2
------------------------------------------------------------------------------------
        Percentage of total revenues       1%                  1%                0.9%
------------------------------------------------------------------------------------
   Interest expense and other, net    $ (2.3)     (34%)    $(3.5)     106%     $(1.7)
------------------------------------------------------------------------------------
        Percentage of total revenues     0.3%                0.4%                0.2%
------------------------------------------------------------------------------------


   Interest income consists primarily of interest earned on investments. Interest expense and other, net includes interest expense from capital lease obligations incurred in prior years, bank fees and expenses, net gains and losses resulting from the Company's foreign currency transactions and the related hedging activities and the cost of hedging foreign currency exposures.


PROVISION FOR INCOME TAXES

   (Dollars in millions)                1998   Change       1997    Change     1996
-----------------------------------------------------------------------------------
   Provision for income taxes          $14.1      (4%)     $14.7       20%    $12.3
-----------------------------------------------------------------------------------


   The Company recorded a $14.1 million provision for income taxes in 1998, down slightly from $14.7 million in 1997 and up from $12.3 million in 1996. The tax provision for all years is primarily the result of earnings generated from operations and withholding taxes on revenue in certain international jurisdictions. The Company has a net deferred tax asset of $41.1 million at December 31, 1998. The deferred tax asset includes a valuation allowance of $43.3 million. As of December 31, 1998, the Company has federal net operating loss carryforwards of $25.0 million, research and development tax credits of $11.8 million and foreign tax credits of $9.4 million. The net operating loss carryforwards expire in years from 2003 through 2018, the research and development tax credits expire in years from 2005 through 2011, and the foreign tax credits expire from 2000 through 2001. Realization of the Company's net deferred tax assets is dependent upon the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced and any such adjustments could have a material adverse impact on the Company's effective tax rate and results of operations in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



NET LOSS PER SHARE

   (Dollars in millions)                            1998   Change            1997    Change           1996
----------------------------------------------------------------------------------------------------------
Net loss                                         $ (93.1)      68%       $  (55.4)     (30%)      $  (79.0)
----------------------------------------------------------------------------------------------------------
     Percentage of total revenues                    (11%)                      6%                       8%
----------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share             $ (1 15)      64%       $  (0.70)      33%       $  (1.05)
----------------------------------------------------------------------------------------------------------
Shares used in computing basic and diluted
     net loss per share                             80.9        3%           78.8        5%           75.2
----------------------------------------------------------------------------------------------------------


   The Company incurred a net loss in 1998 of $93.1 million compared to net losses of $55.4 million and $79.0 million in 1997 and 1996, respectively. The basic and diluted net loss per share was $1.15 in 1998, $0.70 in 1997 and $1.05 in 1996. Shares used in the per share computations increased 3 percent in 1998 and 5 percent in 1997, primarily due to the exercise of employee stock options and the sale of shares under the Company's employee stock purchase plans.


LIQUIDITY AND CAPITAL RESOURCES

   (Dollars in millions)                                        1998     Change           1997    Change           1996
-----------------------------------------------------------------------------------------------------------------------
Working capital                                           $     84.2        25%       $   67.5      (28%)      $   93.1
-----------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents and cash investments               $    249.6         1%       $  246.1       41%       $  174.5
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                 $     88.5        19%       $   74.2      274%       $   19.8
-----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                    $     20.8       (81%)      $  109.6       45%       $   75.4
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities      $    (30.2)     (141%)      $   73.7      116%       $   34.1
-----------------------------------------------------------------------------------------------------------------------


   Net cash provided by operating activities was $88.5 million in 1998 compared to $74.2 million in 1997 and $19.8 million in 1996. Net cash provided by operating activities during 1998 reflects a net loss of $93.1 million compared to $55.4 million in 1997 and $79.0 million in 1996. Depreciation and amortization, which are included in the net losses, but do not require the use of cash, amounted to $107.8 million in 1998 compared to $104.7 million in 1997 and $97.8 million in 1996. The increase in depreciation and amortization in 1998 resulted principally from the increase in amortization of capitalized software development costs and the increase in 1997 reflects a larger base of depreciable long-term assets compared to 1996. The Company incurred a non-cash restructuring charge to operations in the amount of $23.6 million in 1998 and $17.6 million in 1996. Additionally, net cash provided by operating activities reflects a decrease in accounts receivable of $6.6 million in 1998 compared to a decrease of $25.9 million in 1997 and increase of $49.0 million in 1996.

   Net cash used for investing activities decreased to $20.8 million in 1998 compared to $109.6 million in 1997 and $75.4 million in 1996. Investing activities included capital expenditures of $38.9 million in 1998 compared to $36.4 million in 1997 and $82.3 million in 1996. The decrease in 1997 reflects a reduction in capital expenditures required to support the Company's employee base around the world as well as in systems and infrastructure investments. Additionally, in 1998, investing activities included a cash use of $6.6 million (net of cash acquired) for business combinations, whereas in 1997 and 1996 these activities resulted in a net cash outflow of $4.5 million and net cash inflow of $0.2 million, respectively. During 1998, there was a net decrease in cash investments in the amount of $32.3 million compared to a net increase of $39.5 million in 1997 and net decrease of $25.1 million in 1996.

   Net cash used for financing activities for 1998 was $30.2 million. In 1997 and 1996, net cash provided by financing activities was $73.7 million and $34.1 million, respectively. Net cash used for financing activities in 1998 was due to the repayment by the Company of amounts received from Japanese financial institutions in prior years for financing transactions related to revenues in the Company's Japanese subsidiary. This was partially offset by the issuance of common stock associated with the exercise of stock options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



   The Company engages in business operations around the world and is therefore exposed to foreign currency fluctuations. As of December 31, 1998, the Company had identifiable assets totaling $169.7 million associated with its European operations and $76.7 million associated with its Intercontinental operations. The Company experiences foreign exchange transaction exposures from certain balances denominated in different currencies. The Company hedges certain of these short-term exposures under a plan approved by the Board of Directors (see Note One of Notes to Consolidated Financial Statements). The Company also experiences foreign exchange translation exposure on its net assets denominated in different currencies. As certain of these net assets are considered by Sybase, the U.S. parent company, to be a permanent investment in the respective subsidiaries, the related foreign currency translation gains and losses are reflected in accumulated foreign translation adjustments in stockholders' equity.

   Cash, cash equivalents and cash investments totaled $249.6 million at December 31, 1998 compared to $246.1 million at December 31, 1997 and $174.5 million at December 31, 1996.

   On February 18, 1998, the Board of Directors authorized the repurchase of up to $25.0 million of the Company's outstanding common stock. Subject to price and market conditions, such purchases may be made from time to time in open market transactions using available cash balances. During 1998, the Company repurchased 600,000 shares of common stock for $3.3 million under this program.

   In 1998, the Board of Directors approved a stock option repricing program pursuant to which employees of the Company could elect to exchange or amend their then outstanding employee stock options for new employee stock options to acquire common stock at an exercise price equal to the fair market value at July 2, 1998 ($6.875 per share), with exercisability generally prohibited until April 5, 1999, except in the event of a change in control or involuntary termination other than for cause. Options to acquire a total of 11,426,021 shares of common stock at exercise prices ranging from $8.00 to $45.69 per share were exchanged or amended under the program.

   The Company believes that it has the financial resources needed to meet its presently anticipated business requirements, including capital expenditures and strategic operating programs, for the foreseeable future.


NEW ACCOUNTING PRONOUNCEMENTS

   In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("Statement 130") which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in the financial statements. The Company adopted Statement 130 effective January 1, 1998.

   In 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("Statement 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has adopted Statement 131 effective for the year ended December 31, 1998.


   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Company is required to adopt this statement for the year ending December 31, 2000. Statement 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not determined the effect, if any, that adoption will have on its financial position or results of operations.

   The Company adopted Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



   Recognition," ("SOP 98-4") as of January 1, 1998. SOP97-2 and SOP98-4 provide guidance for recognizing revenue on software transactions and supercede Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). The adoption of SOP 97-2 and SOP98-4 did not have a material impact on the Company's financial results. However, full implementation guidelines for these standards have not been issued. Once available, the current revenue recognition accounting practices may need to change and such changes could affect the Company's future revenues and results of operations.

   In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP98-9 amends SOP98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not yet determined the effect of the final adoption of SOP 98-9 on its future revenues and results of operations.


FINANCIAL RISK MANAGEMENT

   The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements for the reasons described under the caption "Future Operating Results."

   As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial position and results of operations. Historically, the Company's primary exposures have related to nondollar-denominated sales and expenses in Europe, Asia Pacific, including Japan and Australia, and Latin America. For example, throughout 1997, the U.S. dollar strengthened against the major European and Intercontinental currencies, which resulted in lower revenues and expenses recorded for these regions when translated into U.S. dollars. In order to reduce the effect of foreign currency fluctuations, the Company hedges its exposure on certain transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. For the most part, these exposures consist of intercompany accounts receivable owed to the Company as a result of local sales of software licenses by the Company's international subsidiaries. The majority of these exposures are denominated in European and Asia Pacific currencies, primarily the Dutch guilder and the Hong Kong dollar. These forward exchange contracts are recorded at fair value and are short-term in nature (primarily 30 days or less). At December 31, 1998, the Company had forward exchange contracts to exchange various foreign currencies for U.S. dollars and Dutch guilders in the amounts of $15,039,000 and $5,018,000, respectively, and to exchange U.S. dollars, Dutch guilders and Hong Kong dollars into various foreign currencies in the amounts of $17,624,000, $45,870,000 and $2,590,000, respectively. The success of this activity depends upon the estimation of future transactions denominated in various currencies. To the extent these estimates are overstated or understated during periods of currency volatility, the Company could experience unanticipated currency gains or losses.

   The Company maintains an investment portfolio holding of various issuers, types and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of stockholders' equity, net of tax, if material. Unrealized gains and losses at December 31, 1998 and 1997 were not material. The Company's investments consist primarily of short-term money market instruments. Of the Company's cash equivalents and cash investments balance of $124,943,000 at December 31, 1998, approximately 80 percent has maturity dates of less than 90 days, and 19 percent of this balance has maturities of 90 days to one year. The Company does not believe its exposure to interest rate risk is material given the short-term nature of its investment portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



FUTURE OPERATING RESULTS

   The Company's future operating results may vary substantially from period to period. The price of the Company's common stock will fluctuate in the future, and an investment in the Company's common stock is subject to a variety of significant risks, including but not limited to the specific risks identified below. The results of operations for the three months ended December 31, 1998 and for the year ended December 31, 1998 are not necessarily indicative of results for the year ending December 31, 1999 or any other future period. Expectations, forecasts and projections by the Company or others are by nature forward-looking statements, and future results cannot be guaranteed. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Inevitably, some investors in the Company's securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this report.

   The timing and amount of the Company's revenues from license fees are subject to a number of factors that make estimation of revenues and operating results prior to the end of a quarter extremely uncertain. The Company has experienced a seasonal pattern of license fees decline between the fourth quarter and the succeeding first quarter contributing to lower total revenues and operating earnings in the first quarter compared to the prior fourth quarter. The Company currently anticipates this seasonal pattern continuing in 1999, with lower total revenues in the first quarter of 1999 than in the fourth quarter of 1998. The Company has operated historically with little or no backlog and, as a result, license fees in any quarter are dependent on orders booked and shipped in that quarter. In addition, the timing of closing of large license agreements increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. The Company has experienced a pattern of recording 50 percent to 70 percent of its quarterly revenues in the third month of the quarter, with a concentration of such revenues in the last two weeks of such third month. The Company's operating expenses are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter. Because the Company's operating expenses are relatively fixed in the short term, if projected revenues are not realized in the expected period, the Company's operating results for that period would be adversely affected and could result in an operating loss, as occurred in the first quarter of 1998. Failure to achieve revenues, earnings and other operating and financial results as forecast or anticipated by brokerage firms and industry analysts has previously resulted in, and in the future could result in, an immediate and substantial adverse effect on the market price of the Company's stock. The Company may not achieve, in the future, the relatively high rates of growth experienced by the Company in and prior to 1994 or the rates of growth projected for the software markets in which the Company competes.

   The Company has recently realigned its sales force, product teams and professional services capabilities into four new divisions, each focused upon one of four key markets: Enterprise Solutions, Mobile and Embedded Computing, Internet Applications and Business Intelligence. This reorganization took effect in January, 1999. Although such changes are intended to enhance overall revenues and profitability, they could, in the short-term, materially and adversely affect the sales process, revenues and results of operations. In 1998 and early 1999, there were a number of changes in the Company's executive management. In the fall of 1998, the Company completed an executive management transition pursuant to which John Chen replaced Mitchell Kertzman as the Company's Chief Executive Officer and Chairman of the Board. In early 1999, Pieter Van der Vorst became the Company's Chief Financial Officer. The Company's divisional reorganization also resulted in the appointment of one general manager for each division, and a number of other executive reassignments at the end of 1998 and beginning of 1999. The Company will make other management and organization changes in the future. Organizational and management changes are intended to enhance productivity and competitiveness. However, such changes may not produce the desired results and could materially adversely affect the Company's results of operations.

   The market for the Company's stock is highly volatile. The trading price of the Company's common stock fluctuated widely from 1995 through 1998 and may continue to fluctuate in the future in response to quarterly variations in operating and financial results, announcements of technological innovations, new products or customer contracts won by the Company or its competitors. Changes in prices of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, CONTINUED



   Company's or its competitors' products and services, changes in product mix, changes in the Company's revenues and revenue growth rates for the Company as a whole or for individual geographic areas, business units, products or product categories, as well as other events or factors could also affect the Company's stock prices. Statements or changes in opinions, ratings or earnings estimates made by brokerage firms and industry analysts relating to the market in which the Company does business, the Company's competitors, or the Company or its products specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Company's common stock. For example, due to a variety of factors, the Company's stock price declined significantly during the first quarter of 1996 and the first quarter of 1998. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price for many high-technology companies and which often have been unrelated to the operating performance of these companies.

   An increased portion of the Company's revenues in recent quarters has been derived from its international operations. In 1998, revenues from its international operations represented a record 42 percent of the Company's total revenues. During 1998, the Company closed subsidiaries in Mexico and Thailand and substantially completed the process of closing its subsidiaries in Chile, Peru and Venezuela. In addition, there have been several management and organizational changes within the international operations. For example, during 1998 and in early 1999, the country managers in Australia, Switzerland and Japan and the European General Manager resigned or were replaced. International revenues, in absolute dollars and as a percentage of total revenues, may fluctuate in part due to the growth and, in some cases, the relative immaturity or closure of international organizations. The Company's operations and financial results could be significantly affected by factors associated with international operations such as changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, the introduction of the Euro currency unit, political instability in emerging markets, and difficulties in staffing and managing foreign operations, as well as other risks associated with international activities. For example, the economic unrest and currency devaluations in Asia in late 1997 adversely affected collection of receivables, particularly dollar denominated receivables and the recognition of revenue in the fourth quarter of 1997 and during 1998.

   The market for the Company's software products and services is extremely competitive and characterized by dynamic customer demands, rapid technological and marketplace changes and frequent product enhancements and new product introductions. The Company competes with a number of companies, including Oracle Corporation, Microsoft Corporation, Informix Corporation, IBM Corporation, and Computer Associates, Inc. Many of the Company's competitors and potential competitors have significantly greater financial, technical, sales, and marketing resources, and a larger installed base than the Company. In addition, many of these competitors offer additional categories of products, such as applications or operating systems, that the Company does not and which may provide those companies with a competitive advantage in various circumstances. New or enhanced products, many of which have been announced and many of which are continually introduced by existing or future competitors in the software industry, could increase the competition faced by the Company's products from time to time and result in greater price pressure on certain of the Company's products, especially to the extent that market acceptance for personal computer-oriented and Windows NT technologies increases at the expense of UNIX-based systems. A failure by the Company to compete successfully with its existing competitors or with new competitors could have a material adverse effect on the Company's business and results of operations and on the market price of the Company's common stock.

   The Company's future operating results will depend in part on its ability to enhance existing products and to introduce new products on a timely and cost-effective basis that meet dynamic customer requirements. Customer requirements for products can rapidly change as a result of innovations or changes within the computer hardware and software industries. For example, the widespread use of the Internet is rapidly giving rise to new customer requirements as well as new methods and practices of selling, marketing and distributing products and services. The Company's future operating results will depend in part on its success in developing new products, making generally available products that have been previously announced, enhancing its existing products and adapting its existing products to changing customer requirements and ultimately gaining market acceptance for such new or enhanced products. During 1998, the Company achieved a number of milestones, including the shipment to several application partners of Adaptive Server Enterprise with row-level locking capabilities. In October 1998, the Company also announced the general availability of Adaptive Server Anywhere for Windows CE. The Company has been in the process of combining a number of its products into integrated product sets such as Enterprise Application Studio, which includes Jaguar CTS and PowerDynamo(TM), and SQL Anywhere Studio, which includes Adaptive Server Anywhere, InfoMaker(R) and jConnect(TM) for JDBC. Creation of such integrated product sets is intended to enhance the ability of the Company's partners and direct sales force to market and sell more complete solutions to customers in a single package. While such integration is intended to improve productivity, revenues and profitability, the elimination of the availability of individual products subsumed within integrated product sets could have an adverse effect on license fees and services revenues, particularly if such product sets are not well received in the marketplace.

   The Company's future operating results will also depend increasingly on the ability of its products to interoperate and perform well with existing and future leading, industry-standard application software products intended to be used in connection with relational database management systems (RDBMSs). Failure to meet existing or future interoperability and performance requirements of certain independent vendors marketing such applications in a timely manner has in the past and could in the future adversely affect the market for the Company's products. Certain leading applications are not interoperable with Sybase's RDBMSs, and others may never be available on Sybase's RDBMSs. In addition, the Company's application development tools, database design tools, and certain connectivity products are designed for use with RDBMSs offered by the Company's competitors. Vendors of non-Sybase RDBMSs and related products may become less willing in the future to provide the Company with access to products, technical information, and marketing and sales support. If existing and potential customers of the Company who use non-Sybase RDBMSs refrain from purchasing such products due to concerns that the development, quality, and support of products for non-Sybase RDBMSs will diminish over time, the Company's business, results of operations, and financial condition could be materially and adversely affected. The Company's products are used by many customers to build and deploy their own custom applications. Increased reliance on prepackaged applications and diversion of internal information technology budgets to rectify Year 2000 compliance issues has and may in the future continue to have the effect of reducing the internal development of custom applications overall. Such a reduction has and may in the future continue to have a material and adverse impact on the market for the Company's products and the Company's business, results of operations and financial condition.
   Furthermore, many products licensed by the Company contain components developed by third parties. If the Company's products or such third party products are not Year 2000 compliant, or cannot be determined to be compliant, market acceptance of the Company's products could be adversely affected.

   Commercial acceptance of the Company's products and services could be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts, and industry periodicals concerning the Company and its products, business, or competitors, or by the advertising or marketing efforts of competitors that could affect customer perception. In addition, customer perception of Sybase and its products could be adversely affected by financial results, particularly revenues and profitability, reported for 1998 or future periods, by reductions in the applicable market share of the Company's products and by related press reports.

   The Company's ability to achieve its future revenues and earnings will depend in part on the ability of its officers and key personnel to manage growth, costs and expenses successfully through the implementation of appropriate management systems and controls. Failure to effectively implement or maintain such systems and controls could adversely affect the Company's business and results of operations. The success of the Company also depends in part on its ability to attract and retain qualified technical, managerial, sales and marketing personnel. The competition for such personnel is intense in the software industry and, the Company believes, has increased substantially in recent years. In 1998 and early 1999, there were a number of changes in the Company's executive management team. For example, in the fall of 1998, the Company completed an executive management transition pursuant to which John Chen replaced Mitchell Kertzman as the Company's Chief Executive Officer and Chairman of the Board and in early 1999, Pieter Van der Vorst became the Company's Chief Financial Officer. Moreover, in connection with the Company's reorganization into four operating divisions and the appointment of one general manager for each division, a number of executives changed responsibilities at the end of 1998 and in early 1999. Further changes in management, the reduction in the overall number of Sybase employees made during 1998, and the Company's financial and stock price performance relative to companies with which Sybase competes for employees could affect the level of employee turnover. The Company has experienced in recent quarters a high rate of employee turnover. The failure to effectively recruit, train, and retain qualified personnel or high rates of employee turnover, particularly among consulting, engineering or sales staff, could adversely affect the Company's product development efforts, sales of products and services and other aspects of the Company's operations and results.

   The Company currently ships most of its products in North America from its Emeryville, California and Massachusetts distribution facilities. Because of the pattern of recording a high percentage of quarterly revenues within the last week or two weeks of the quarter, the closure or inoperability of one or more of these facilities (or a disruption of business operations generally) during such weeks due to natural calamity or due to a systems or power failure could have a material adverse effect on the Company's ability to record revenues for such quarter and, therefore, on the overall results of operations for such quarter.

   The Company has acquired a number of companies in the past. During 1998, the Company acquired Intellidex Systems, L.L.C., a provider of meta data management technology for deploying and managing data warehouse environments, and in 1999, Data Warehouse Network Limited, a provider of industry-specific data warehouse solutions. The Company will likely acquire other distributors, companies, products, or technologies in the future. The achievement of the desired benefits of these and future acquisitions will depend in part upon whether the integration of the acquired businesses is achieved in an efficient and effective manner. The successful combination of businesses will require, among other things, integration of the companies' related product offerings and coordination of their sales, marketing, and research and development efforts. The difficulties of such coordination may be increased by the geographic distance between separate organizations. The Company may be unable to integrate effectively these or future acquired businesses and may not obtain the anticipated or desired benefits of such acquisitions. Such acquisitions may result in costs, liabilities, or additional expenses that could adversely affect the Company's results of operations and financial condition. In addition, acquisitions or changes in business or market conditions may cause the Company to revise its plans, which could result in unplanned expenses or a loss of anticipated benefits from past investments.

   During 1998, the Company incurred restructuring charges of $74.2 million. The Company does not currently anticipate that it will incur additional restructuring charges in 1999. However, as this is a forward-looking statement, future actual results may differ based on the actual results of operations experienced in 1999 and the various factors described above that affect future results.

   The Company adopted Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," ("SOP 98-4") as of January 1, 1998. SOP97-2 and SOP98-4 provide guidance for recognizing revenue on software transactions and supercede Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). The adoption of SOP 97-2 and SOP98-4 did not have a material impact on the Company's financial results. However, full implementation guidelines for these standards have not been issued. Once available, the current revenue recognition accounting practices may need to change and such changes could affect the Company's future revenues and results of operations.

   In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP98-9 amends SOP98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not yet determined the effect of the final adoption of SOP 98-9 on its future revenues and results of operation. These and future changes to, and interpretations of, accounting standards and rules could adversely affect the amount and timing of recognition of revenue.

YEAR 2000

   The Company is aware of and is addressing the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "Year 2000" issue is pervasive and complex, as many computer systems will be affected in some way by the rollover of the two-digit year value to 00. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The "Year 2000" issue creates potential risk for the Company from unforeseen problems in its own computer systems, from third parties with whom the Company deals on financial transactions worldwide and in its own software products licensed to customers. Failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business. Not all products previously licensed by the Company meet current standards for Year 2000 compliance, and many of these products are still in use by customers. Complex software products, such as the type licensed by the Company and its competitors, generally are not completely free from "bugs" and other defects. The existence of such "bugs" may give rise to legal claims against the Company, notwithstanding standard provisions in the Company's license agreements with its customers disclaiming express and implied warranties against such errors. Such legal claims or claims that products previously licensed by the Company are not Year 2000 compliant could have a materially adverse impact on the Company's business and results of operations.

   As of February 1999, the Company completed its assessment of all of its critical worldwide infrastructure systems (e.g., computer and telephone systems) and business systems (e.g., revenue, sales and marketing and finance functions) and also completed much of the remedial work necessary to make these systems Year 2000 compliant. The outstanding list of such nonconforming applications and systems is small and the Company believes it has identified upgrade or replacement solutions to make all of these systems Year 2000 compliant. Most outstanding items are scheduled for installation of certified upgrades from suppliers which have been received or are expected to be received by May 1999, and the Company expects to effect all solutions by July 1999. The Company believes that the risk of Year 2000 problems in the Company's internal applications has been low because the Company's systems are generally run using its own technology and its partners' products, and relatively little development work other than assessment and testing has been required to insure Year 2000 compliance. Notwithstanding the foregoing, there is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and that they will not have an adverse effect on the Company's systems. As such, the Company is in the process of developing a contingency plan in the event its internal systems are not converted on a timely basis. The Company does not believe that the impact of such actions will have a material adverse effect on the Company's results of operations or financial condition. There are no assurances, however, that there will not be a delay in, or increased cost associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations. Factors that could cause unusual costs and delays include the availability and cost of personnel trained in this area, and the ability to locate and correct all relevant computer codes and other uncertainties.


EURO CURRENCY

   On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and the Euro. The participating countries adopted the Euro as their common legal currency on that date. The transition period will last through January 1, 2002. The Company is assessing the potential impact which may result from the Euro conversion. The Company does not expect the introduction and the use of the Euro to materially affect its foreign exchange activities, to affect its use of derivatives and other financial instruments, or result in any material costs to the Company. The Company will continue to assess the impact of the introduction of the Euro currency over the transition period as well as the period subsequent to the transition.

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders
Sybase, Inc.



We have audited the accompanying consolidated balance sheets of Sybase, Inc., as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sybase, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                          /s/ ERNST & YOUNG LLP
Walnut Creek, California
January 21, 1999

                                                     CONSOLIDATED BALANCE SHEETS




                                                                                          December 31,
   (In thousands, except share and per share data)                                    1998            1997
----------------------------------------------------------------------------------------------------------
   Assets

   Current assets:
        Cash and cash equivalents                                                $ 224,665       $ 188,876
----------------------------------------------------------------------------------------------------------
        Short-term cash investments                                                 23,967          47,127
----------------------------------------------------------------------------------------------------------

           Total cash, cash equivalents and short-term cash
             investments                                                           248,632         236,003
----------------------------------------------------------------------------------------------------------
        Accounts receivable, less allowance for doubtful accounts of
             $31,770 (1997 - $30,673)                                              199,303         204,411
----------------------------------------------------------------------------------------------------------
        Deferred income taxes                                                       20,903          16,973
----------------------------------------------------------------------------------------------------------
        Other current assets                                                         8,862          18,274
----------------------------------------------------------------------------------------------------------
           Total current assets                                                    477,700         475,661
----------------------------------------------------------------------------------------------------------
   Long-term cash investments                                                          981          10,134
----------------------------------------------------------------------------------------------------------
   Property, equipment and improvements, net                                       101,433         149,661
----------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                            20,152          24,077
----------------------------------------------------------------------------------------------------------
   Capitalized software, net                                                        35,773          44,208
----------------------------------------------------------------------------------------------------------
   Other assets                                                                     60,565          77,884
----------------------------------------------------------------------------------------------------------
           Total assets                                                          $ 696,604       $ 781,625
==========================================================================================================

   Liabilities and stockholders' equity

   Current liabilities:
        Accounts payable                                                         $  12,747       $  19,521
----------------------------------------------------------------------------------------------------------
        Accrued compensation and related expenses                                   49,061          43,974
----------------------------------------------------------------------------------------------------------
        Accrued income taxes                                                        26,736          31,800
----------------------------------------------------------------------------------------------------------
        Other accrued liabilities                                                  112,856          95,476
----------------------------------------------------------------------------------------------------------
        Deferred revenue                                                           190,631         170,473
----------------------------------------------------------------------------------------------------------
        Other current liabilities                                                    1,490          46,907
----------------------------------------------------------------------------------------------------------

           Total current liabilities                                               393,521         408,151
----------------------------------------------------------------------------------------------------------

   Other liabilities                                                                 2,011           1,959
----------------------------------------------------------------------------------------------------------

   Commitments and contingent liabilities

   Stockholders' equity:
        Preferred stock, $0.001 par value, 8,000,000 shares
        authorized; none issued or outstanding                                          --              --
----------------------------------------------------------------------------------------------------------
        Common stock, $0.001 par value; 200,000,000 shares authorized;
        81,769,334 shares issued and 81,169,334 outstanding (1997 - 79,998,287
        shares issued and outstanding)                                                  82              80
----------------------------------------------------------------------------------------------------------
        Additional paid-in capital                                                 416,501         397,925
----------------------------------------------------------------------------------------------------------
        Accumulated deficit                                                       (102,471)         (9,343)
----------------------------------------------------------------------------------------------------------
        Accumulated other comprehensive loss                                        (9,702)        (17,147)
----------------------------------------------------------------------------------------------------------
        Cost of 600,000 shares of treasury stock                                    (3,338)             --
----------------------------------------------------------------------------------------------------------

           Total stockholders' equity                                              301,072         371,515
----------------------------------------------------------------------------------------------------------
           Total liabilities and stockholders' equity                            $ 696,604       $ 781,625
==========================================================================================================


See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                               Years ended December 31,
   (In thousands, except per share data)                                1998            1997              1996
--------------------------------------------------------------------------------------------------------------
   Revenues:
        License fees                                               $ 421,454       $ 471,036       $   605,491
--------------------------------------------------------------------------------------------------------------
        Services                                                     446,015         432,901           406,054
--------------------------------------------------------------------------------------------------------------
           Total revenues                                            867,469         903,937         1,011,545
--------------------------------------------------------------------------------------------------------------

   Costs and expenses:
        Cost of license fees                                          37,573          31,356            29,859
--------------------------------------------------------------------------------------------------------------
        Cost of services                                             235,574         248,625           246,273
--------------------------------------------------------------------------------------------------------------
        Sales and marketing                                          392,979         469,161           523,159
--------------------------------------------------------------------------------------------------------------
        Product development and engineering                          148,583         138,590           164,676
--------------------------------------------------------------------------------------------------------------
        General and administrative                                    65,406          62,607            72,561
--------------------------------------------------------------------------------------------------------------
        Cost of restructuring                                         74,167              --            49,232
--------------------------------------------------------------------------------------------------------------
           Total costs and expenses                                  954,282         950,339         1,085,760
--------------------------------------------------------------------------------------------------------------
   Operating loss                                                    (86,813)        (46,402)          (74,215)
--------------------------------------------------------------------------------------------------------------
   Interest income                                                    10,077           9,184             9,243
--------------------------------------------------------------------------------------------------------------
   Interest expense and other, net                                    (2,329)         (3,538)           (1,736)
--------------------------------------------------------------------------------------------------------------
   Loss before income taxes                                          (79,065)        (40,756)          (66,708)
--------------------------------------------------------------------------------------------------------------
   Provision for income taxes                                         14,063          14,668            12,298
--------------------------------------------------------------------------------------------------------------
           Net loss                                                $ (93,128)      $ (55,424)      $   (79,006)
==============================================================================================================
   Basic and diluted net loss per share                            $   (1.15)      $   (0.70)      $     (1.05)
==============================================================================================================
   Shares used in computing basic and diluted net loss per share      80,893          78,794            75,160
==============================================================================================================



See accompanying notes.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



Three years ended December 31, 1998

                                                                               Retained    Accumulated
                                        Common stock          Additional       earnings     other com-
                                    --------------------         paid-in   (Accumulated      prehensive      Treasury
(In thousands)                      Shares         Amount        capital        deficit)           loss         stock         Total
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995       72,646       $     72      $ 315,064       $ 128,255       $ (3,742)      $    --     $ 439,649
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued in
     connection with business
     combinations                      971              1          9,970         (3,168)             --           --          6,803
------------------------------------------------------------------------------------------------------------------------------------
Common stock issued under
     stock option and stock
     purchase plans                  2,992              4         34,127             --              --           --         34,131
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                            76,609             77        359,161         125,087         (3,742)          --        480,583
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                --             --             --         (79,006)            --           --        (79,006)
------------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
     adjustments                        --             --             --              --         (4,769)          --         (4,769)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                                                          (83,775)
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996       76,609       $     77      $ 359,161       $  46,081       $ (8,511)          --      $ 396,808
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued in
     connection with business
     combinations                      750              1         11,999             --              --           --         12,000
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued under
     stock option and stock
     purchase plans                  2,639              2         26,765             --              --           --         26,767
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                            79,998             80        397,925          46,081         (8,511)          --        435,575
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                --             --             --         (55,424)            --           --        (55,424)
------------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
      adjustments                       --             --             --              --         (8,636)          --         (8,636)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                                                          (64,060)
------------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1997       79,998       $     80      $ 397,925       $  (9,343)      $(17,147)          --      $ 371,515
------------------------------------------------------------------------------------------------------------------------------------

Common stock issued under
     stock option and stock
     purchase plans                  1,771              2         13,201             --              --           --         13,203
------------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock            (600)            --             --              --             --       (3,338)        (3,338)
------------------------------------------------------------------------------------------------------------------------------------
Tax benefit of exercise of
     stock options                      --             --          5,375              --             --           --          5,375
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                            81,169             82        416,501          (9,343)       (17,147)      (3,338)       386,755
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                --             --             --         (93,128)            --           --        (93,128)
------------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation
      adjustments                       --             --             --              --          7,445           --          7,445
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                                                          (85,683)
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1998       81,169       $     82      $ 416,501       $(102,471)      $ (9,702)    $ (3,338)     $ 301,072
====================================================================================================================================



See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                    Years ended December 31,
   (In thousands)                                              1998            1997            1996
---------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year              $ 188,876       $ 156,796       $ 180,877
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                    (93,128)        (55,424)        (79,006)
---------------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net cash
  provided by operating activities:
     Depreciation and amortization                          107,798         104,739          97,835
---------------------------------------------------------------------------------------------------
     Write-off of assets in restructuring                    23,560              --          17,600
---------------------------------------------------------------------------------------------------
     Loss on disposal of assets                               3,036              --              --
---------------------------------------------------------------------------------------------------
     Deferred income taxes                                       (5)             85            (100)
---------------------------------------------------------------------------------------------------
        Changes in assets and liabilities:
           Accounts receivable                                6,610          25,876         (49,034)
---------------------------------------------------------------------------------------------------
           Other current assets                               9,274            (589)          1,378
---------------------------------------------------------------------------------------------------
           Accounts payable                                  (6,774)         (2,042)        (15,551)
---------------------------------------------------------------------------------------------------
           Accrued compensation and related expenses          5,087          (3,855)          5,422
---------------------------------------------------------------------------------------------------
           Accrued income taxes                              (5,064)          4,848          (1,421)
---------------------------------------------------------------------------------------------------
           Other accrued liabilities                         17,262           1,152          17,358
---------------------------------------------------------------------------------------------------
           Deferred revenue                                  20,158           2,521          28,218
---------------------------------------------------------------------------------------------------
           Other                                                668          (3,130)         (2,871)
---------------------------------------------------------------------------------------------------

   Net cash provided by operating activities                 88,482          74,181          19,828
---------------------------------------------------------------------------------------------------
   Cash used for investing activities:
   Purchases of available-for-sale cash investments         (42,588)        (76,652)        (59,883)
---------------------------------------------------------------------------------------------------
   Maturity of available-for-sale cash investments           44,755          20,385          67,751
---------------------------------------------------------------------------------------------------
   Sale of available-for-sale cash investments               30,146          16,732          17,250
---------------------------------------------------------------------------------------------------
   Business combinations, net of cash acquired               (6,550)         (4,533)            201
---------------------------------------------------------------------------------------------------
   Purchase of property, equipment and improvements         (38,910)        (36,362)        (82,258)
---------------------------------------------------------------------------------------------------
   Proceeds from sale of property, equipment
     and improvements                                         7,274              --              --
---------------------------------------------------------------------------------------------------
   Capitalized software development costs                   (10,819)        (21,658)        (13,838)
---------------------------------------------------------------------------------------------------
   Increase in other assets                                  (4,150)         (7,516)         (4,627)
---------------------------------------------------------------------------------------------------
   Net cash used for investing activities                   (20,842)       (109,604)        (75,404)
---------------------------------------------------------------------------------------------------
   Cash provided by (used for) financing activities:
   Increase (decrease) in other current liabilities         (45,474)         46,907              --
---------------------------------------------------------------------------------------------------
   Net proceeds from issuance of common stock                13,203          26,767          34,131
---------------------------------------------------------------------------------------------------
   Tax benefit of exercise of stock options                   5,375              --              --
---------------------------------------------------------------------------------------------------
   Purchase of treasury stock                                (3,338)             --              --
---------------------------------------------------------------------------------------------------
   Net cash provided by (used for) financing
     activities                                             (30,234)         73,674          34,131
---------------------------------------------------------------------------------------------------
   Effect of exchange rate changes on cash                   (1,617)         (6,171)         (2,636)
---------------------------------------------------------------------------------------------------
   Net increase (decrease) in cash and
     cash equivalents                                        35,789          32,080         (24,081)
---------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of year                   224,665         188,876         156,796
---------------------------------------------------------------------------------------------------
   Cash investments, end of year                             24,948          57,261          17,726
---------------------------------------------------------------------------------------------------
   Total cash, cash equivalents and cash
      investments, end of year                            $ 249,613       $ 246,137       $ 174,522
===================================================================================================
  Supplemental disclosures:
   Acquisition of Purchase Net, Inc. in
    exchange for common stock                             $      --       $  12,000       $      --
===================================================================================================
   Facility acquired and sold under sale and
     leaseback arrangement                                $  13,016       $      --       $      --
===================================================================================================
   Interest paid                                          $     489       $   1,168       $     399
===================================================================================================
   Income taxes paid                                      $  19,584       $  15,987       $  12,842
===================================================================================================



See accompanying notes.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE ONE:

Summary of Significant Accounting Policies,


THE COMPANY

   Sybase, Inc. ("Sybase" or "the Company"), one of the largest global independent software companies, helps businesses integrate, manage and deliver applications, content and data anywhere they are needed. Sybase's software products, combined with its professional services and partner technologies, provide a comprehensive platform for delivering the integrated solutions businesses need to be successful. Leveraging its existing strengths in enterprise data management and enterprise application development, Sybase is focused on delivering end-to-end solutions for mobile and embedded computing, data warehousing and Web computing environments.


BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of Sybase and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

   In January 1998, the Company discovered that certain accounting practices in its Japanese subsidiary were not in accordance with U.S. generally accepted accounting principles and the Company's policies. As a result of these irregularities, the Company restated its revenues and results of operations for the quarters ended September 30, 1997, June 30, 1997 and March 31, 1997. The restatement resulted in a decrease in previously reported revenues for those quarters totaling approximately $43.0 million. Other current liabilities in the consolidated balance sheet at December 31, 1997 represent amounts accrued related to actual and potential liabilities to Japanese financial institutions resulting from these irregularities.

   The Company translates the accounts of its foreign subsidiaries using the local foreign currency as the functional currency. For foreign subsidiaries in countries with highly inflationary economies, the accounts are translated as if the U.S. dollar were the functional currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using current exchange rates, and gains and losses from this translation process are credited or charged to the "accumulated other comprehensive loss" account included in stockholders' equity. Foreign currency transaction gains and losses, which historically have not been material, are included in interest expense and other, net in the consolidated statements of operations.

   In order to reduce the effect of foreign currency fluctuations on its results of operations, the Company hedges its exposure on certain transactional balances that are denominated in foreign currencies through the use of foreign currency forward exchange contracts. For the most part, these exposures consist of intercompany accounts receivable owed to the Company as a result of local sales of software licenses by the Company's international subsidiaries. The majority of these exposures are denominated in European and Asia Pacific currencies, primarily the Dutch guilder and the Hong Kong dollar. These forward exchange contracts are recorded at fair value and the resulting gains or losses, as well as the associated premiums or discounts, are recorded in interest expense and other, net in the consolidated statements of operations and are offset by corresponding gains and losses from foreign exchange contracts on hedged balances.

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

NOTE ONE:

Summary of Significant Accounting Policies, Continued


CAPITALIZED SOFTWARE

   The Company capitalizes software development costs incurred subsequent to the internal release of the product for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding three years, based on the estimated economic life of the product. Capitalized software costs amounted to $77,134,000, $69,421,000 and $51,831,000 at December 31, 1998, 1997 and 1996,
   respectively, and related accumulated amortization was $41,361,000, $25,213,000 and $31,857,000, respectively. Software amortization charges included in cost of license fees were $19,531,000, $9,683,000 and $7,364,000, for 1998, 1997 and 1996, respectively.


INTANGIBLE ASSETS

   Intangible assets, which have generally resulted from business combinations accounted for as purchases (Note Ten), are recorded at amortized cost and are included in other assets. Amortization is computed using the straight-line method over periods of three to eight years. Management periodically reviews the carrying amounts of the Company's intangible assets for indications of impairment.


LONG-LIVED ASSETS

   Effective January 1, 1996, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.


REVENUE RECOGNITION

   The Company licenses software under noncancellable license agreements. License fee revenues are recognized when a noncancellable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, and collectibility is reasonably assured. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Sublicense fees are recognized as reported to the Company by its licensees. License fees revenue for certain application development and data access tools is recognized upon direct shipment to the end user or through an initial reseller channel to the end user. If collectibility is not considered probable, revenue is recognized when the fee is collected.

   Maintenance and support revenues are recognized ratably over the term of the related agreements, which in most cases is one year. Revenues from consulting services under time and materials contracts and for training are recognized as services are performed. Revenues from other contract services are generally recognized under the percentage-of-completion method.

   The Company adopted Statement of Position 97-2, "Software Revenue Recognition," ("SOP 97-2") and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," ("SOP 98-4") as of January 1, 1998. SOP97-2 and SOP98-4 provide guidance for recognizing revenue on software transactions and supercede Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"). The adoption of SOP 97-2 and SOP98-4 did not have a material impact on the Company's financial results. However, full implementation guidelines for these standards have not been issued. Once available, the current revenue recognition accounting practices may need to change and such changes could affect the Company's future revenues and results of operations.

   In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP97-2, Software Revenue Recognition, with Respect to Certain Transactions" ("SOP 98-9"). SOP98-9 amends SOP98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not yet determined the effect of the final adoption of SOP 98-9 on its future revenues and results of operations.


PRODUCT DEVELOPMENT

   Revenues recognized under vendor and end-user funding arrangements amounted to $121,000 and $984,000 for 1998 and 1996, respectively. There were no such revenues recognized in 1997. Company-funded product development, calculated as total product development expenses including amounts capitalized for financial reporting purposes, less revenues recognized under the vendor and end-user funding arrangements discussed above, amounted to $158,694,000, $157,900,000 and $177,613,000 for 1998, 1997 and 1996, respectively.


TRANSFER OF FINANCIAL ASSETS

   The Company finances certain software license and service agreements with customers through the sale, assignment and transfer of the future payments under those agreements to financing institutions, principally on a non-recourse basis. The Company records such transfers as sales of the related accounts receivable when it is considered to have surrendered control of such receivables under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("Statement 125"). The Company adopted Statement 125 effective January 1, 1997. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.


STOCK-BASED COMPENSATION

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company stock at the date of the grant over the amount an employee must pay to acquire the stock.


NET INCOME (LOSS) PER SHARE

   Shares used in computing basic and diluted net income (loss) per share are based on the weighted average shares outstanding in each period, excluding treasury stock. Basic net income (loss) per share excludes any dilutive effects of stock options. Diluted net income (loss) per share includes the dilutive effect of the assumed exercise of stock options using the treasury stock method. However, the effect of outstanding stock options has been excluded from the calculation of diluted net loss per share as their inclusion would be antidilutive. Accordingly, the calculation of diluted net loss per share does not include the common stock equivalent effect (using the treasury stock method) of 12,037,963, 10,685,969 and 12,762,192 shares of common stock which may be issued under outstanding stock options at December 31, 1998, 1997 and 1996, respectively.

NOTE ONE:

Summary of Significant Accounting Policies, Continued


COMPREHENSIVE INCOME

   In 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("Statement 130") which requires that all items that are required to be recognized under accounting standards as components of comprehensive income (revenues, expenses, gains and losses) be reported in the financial statements. The Company's components of comprehensive loss consist of net loss and foreign currency translation adjustments. The Company adopted Statement 130 effective January 1, 1998.


DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE

   In 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("Statement 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. In addition, it establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted Statement 131 effective for the year ended December 31, 1998.


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). The Company is required to adopt this statement for the year ending December 31, 2000. Statement 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not determined the effect, if any, that adoption will have on its financial position or results of operations.



NOTE TWO: Financial Instruments

CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

   Cash equivalents are highly liquid investments with insignificant interest rate risk and original maturities of three months or less. Cash investments have original maturities of 90 days to two years. Cash equivalents and cash investments consist principally of short-term money market instruments and are stated at amounts which approximate fair value, based on quoted market prices.

   In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("Statement 115") management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1998 and 1997, the Company has classified all of its debt and equity securities as available-for-sale pursuant to Statement 115. The available-for-sale securities are recorded as follows at December 31 (in thousands):

                                                                      1998          1997
----------------------------------------------------------------------------------------
   Cash equivalents                                               $ 99,995      $ 99,982
----------------------------------------------------------------------------------------
   Short-term cash investments (maturities of one year or less)     23,967        47,127
----------------------------------------------------------------------------------------
   Cash investments (maturities of one to two years)                   981        10,134
----------------------------------------------------------------------------------------
                                                                  $124,943      $157,243
========================================================================================

   Unrealized gains and losses at December 31, 1998 and 1997 and realized gains and losses for the years then ended were not material. Accordingly, the Company has not made a provision for such amounts in its consolidated balance sheets. The cost of securities sold is based on the specific identification method.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

   At December 31, 1998, the Company had outstanding forward exchange contracts, all having maturities of approximately 30 days, to exchange various foreign currencies for U.S. dollars and Dutch guilders in the amounts of $15,039,000 and $5,018,000 respectively, and to exchange U.S. dollars, Dutch guilders and Hong Kong dollars into various foreign currencies in the amounts of $17,624,000, $45,870,000 and $2,590,000, respectively. At December 31, 1997, the Company had outstanding forward exchange contracts, all having maturities of approximately 30 days, to exchange various foreign currencies for U.S. dollars, Dutch guilders and Hong Kong dollars in the amounts of $28,933,000, $40,355,000 and $6,634,000, respectively, and to exchange U.S. dollars and Dutch guilders into various foreign currencies in the amounts of $22,822,000 and $8,152,000, respectively. Neither the cost nor the fair value of these foreign currency forward exchange contracts was material at December 31, 1998 or 1997. One major U.S. multinational bank is counterparty to substantially all of these contracts.


NOTE THREE:

Property, Equipment and Improvements


   The components of property, equipment and improvements are as follows at December 31 (in thousands):


                                                                                    Estimated
                                                         1998          1997        useful lives
-----------------------------------------------------------------------------------------------
   Real property                                    $   4,467     $   8,203         20-25 years
-----------------------------------------------------------------------------------------------
   Computer equipment and software                    241,134       279,377             3 years
-----------------------------------------------------------------------------------------------
   Furniture and fixtures                              76,676        81,113             5 years
-----------------------------------------------------------------------------------------------
   Leasehold improvements                              44,075        47,027          lease term
-----------------------------------------------------------------------------------------------
                                                      366,352       415,720
-----------------------------------------------------------------------------------------------
   Less accumulated depreciation                     (264,919)     (266,059)
-----------------------------------------------------------------------------------------------
   Property, equipment and improvements, net        $ 101,433      $149,661
===============================================================================================

   Depreciation expense amounted to $71,030,000, $81,542,000 and $76,919,000 in 1998, 1997 and 1996, respectively.



   The components of other assets are as follows at December 31 (in thousands):

                                                                                     1998         1997
------------------------------------------------------------------------------------------------------
   Intangible assets, less accumulated amortization of $57,065 (1997 - $43,488)   $39,314      $53,849
------------------------------------------------------------------------------------------------------
   Deposits                                                                         5,548        6,044
------------------------------------------------------------------------------------------------------
   Other                                                                           15,703       17,991
------------------------------------------------------------------------------------------------------
                                                                                  $60,565      $77,884
======================================================================================================



NOTE FIVE:

Lease Obligations and Other Liabilities and Commitments

   The Company leases certain office facilities and certain furniture and equipment under operating leases expiring through 2010, which generally require Sybase to pay operating costs, including property taxes, insurance and maintenance. These facility leases generally contain renewal options and provisions adjusting the lease payments based upon changes in the consumer price index, increases in real estate taxes and operating expenses or in fixed increments. Rent expense is reflected on a straight-line basis over the term of the lease. Capital lease obligations incurred for equipment acquisitions have not been material.

   In September 1998, the Company terminated a five-year lease for its research and development facility in Boulder, Colorado by exercising the option to purchase the property for $13,016,000. As a result, the Company satisfied its obligation to the lessor resulting in the release of $13,276,000 in restricted cash deposits.

NOTE FIVE:

Lease Obligations and Other Liabilities and Commitments, Continued

   Notes to Consolidated Financial Statements, Continued The Company subsequently entered into a sale-leaseback agreement for the facility, which resulted in an immaterial gain. Under the terms of the leaseback agreement, the Company entered into a twelve-year operating lease.

   Future minimum lease payments under noncancellable operating leases, including the Boulder facility, having initial terms in excess of one year as of December 31, 1998 are as follows (in thousands):


--------------------------------------------------------------------------------
   1999                                                                $  44,875
--------------------------------------------------------------------------------
   2000                                                                   34,810
--------------------------------------------------------------------------------
   2001                                                                   25,307
--------------------------------------------------------------------------------
   2002                                                                   18,040
--------------------------------------------------------------------------------
   2003                                                                   10,394
--------------------------------------------------------------------------------
   Thereafter                                                             16,979
--------------------------------------------------------------------------------
   Total minimum lease payments                                         $150,405
================================================================================

   Facility rent expense amounted to approximately $52,608,000, $42,322,000 and $47,389,000 in 1998, 1997 and 1996, respectively.

   At December 31, 1998, the Company had outstanding letters of credit in the amount of $1,526,000.


NOTE SIX:

Stockholders' Equity

PREFERRED STOCK RIGHTS

   Under the Company's stockholder rights plan, each stockholder receives one right to purchase one one-thousandth of a share of Series A Participating Preferred Stock (a "Right") for each share of common stock owned by the stockholder. Holders of the Rights are entitled to purchase for $250.00 one one-thousandth of one share of the Company's Series A Participating Preferred Stock in certain limited circumstances involving acquisitions of, or offers for 15 percent or more of the Company's common stock. After any such acquisition is completed, each Right entitles its holder to purchase for $250.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then current market value of two times the exercise price of the Right. In connection with the stockholder rights plan, the Company has designated 200,000 shares of its 8,000,000 shares of authorized but unissued Preferred Stock as "Series A Participating Preferred Stock." Each one one-thousandth of each share of Series A Participating Preferred Stock will generally be afforded economic rights similar to one share of the Company's common stock. The Rights are redeemable for a specified period at a price of $.01 per Right and expire in March 2002.


STOCK OPTION PLANS

   Pursuant to the terms of the Company's 1988 Stock Option Plan, an aggregate of 17,930,480 shares of common stock has been issued or reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the 1988 Stock Option Plan must be at least equal to the fair market value of the shares at the date of the grant. Options granted prior to January 1, 1997 generally expire over terms not exceeding ten years from the grant date, one month after termination of employment, and six months after death or permanent disability of the optionee. Options granted subsequent to January 1, 1997 generally expire over terms not exceeding ten years from the grant date, three months after termination of employment, two years after death, and one year after permanent disability of the optionee. Options, in all of these cases, are exercisable only to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

   Pursuant to the 1996 Stock Plan, an aggregate of 7,927,000 shares of common stock has been issued or reserved for issuance upon the exercise of options granted to qualified employees and consultants of the Company. The Board of Directors, directly or through committees, administers the Plan and establishes the terms of option grants. The exercise price per share of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares at the date of the grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan must be at least 85 percent of the fair market value of the common stock on the date granted. Options generally expire over terms not exceeding ten years from the grant date, three months after termination of employment, two years after death, one year after permanent disability, or at the end of the option's term in the case of retirement. Options are exercisable only to the extent vested. Vesting generally occurs at the rate of 12.5 percent after 6 months and the balance in equal installments over the following 42 months.

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

   Price data and activity for the Company's option plans, including options assumed by the Company in mergers with Powersoft and other companies (adjusted for the merger exchange ratio) are summarized as follows:


                                       Outstanding options             Weighted average
                                          Number of shares     Exercise price per share
---------------------------------------------------------------------------------------
Balance at December 31, 1995                    11,929,044                    $   22.30
---------------------------------------------------------------------------------------
Assumed in merger                                  135,496                         5.07
---------------------------------------------------------------------------------------
Granted                                         11,412,135                        19.19
---------------------------------------------------------------------------------------
Exercised                                       (1,911,037)                        7.27
---------------------------------------------------------------------------------------
Cancelled                                       (8,803,446)                       27.10
---------------------------------------------------------------------------------------
Balance at December 31, 1996                    12,762,192                    $   18.27
---------------------------------------------------------------------------------------
Granted                                          4,090,400                        14.87
---------------------------------------------------------------------------------------
Exercised                                       (1,402,285)                        7.43
---------------------------------------------------------------------------------------
Cancelled                                       (4,764,338)                       21.14
---------------------------------------------------------------------------------------
Balance at December 31, 1997                    10,685,969                    $   17.11
---------------------------------------------------------------------------------------
Granted                                         17,920,121                         7.38
---------------------------------------------------------------------------------------
Exercised                                         (128,078)                        4.08
---------------------------------------------------------------------------------------
Cancelled                                      (16,440,049)                       13.60
---------------------------------------------------------------------------------------
Balance at December 31, 1998                    12,037,963                    $    7.56
=======================================================================================

   At December 31, 1998, options to purchase 1,086,726 shares were exercisable at prices ranging from $4.38 to $49.38. Shares available for option grants totaled 6,369,200 at December 31, 1998.

   In June 1998, the Board of Directors approved a stock option repricing program pursuant to which all employees of the Company could elect to exchange or amend their then outstanding employee stock options for new employee stock options having an exercise price of $6.88 per share (equal to the then fair market value), with exercisability generally prohibited until April 5, 1999. A total of 11,426,021 options with exercise prices ranging from $8.00 to $45.69 per share were exchanged or amended under the program. The exchange of such options is presented in the preceding table as cancellations and subsequent grants.

NOTE SIX:

Stockholders' Equity, Continued


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


EMPLOYEE STOCK PURCHASE PLANS

   The Company has an Employee Stock Purchase Plan and a Foreign Subsidiary Employee Stock Purchase Plan (collectively "the Plans"), which allow eligible employees to purchase common stock through payroll deductions. The Plans currently provide for six month exercise periods. The shares can be purchased at the lower of 85 percent of the fair market value of the common stock on the first day of each six month exercise period or at the last day of each six month exercise period. Purchases are limited to 10 percent of an employee's eligible compensation, subject to an annual maximum as defined in the Plans.

   As of December 31, 1998, an aggregate of 7,500,000 shares of common stock had been issued or reserved for issuance under the Plans, of which 802,267 shares remained available for issuance. Employees purchased 1,642,993 shares in 1998, 1,236,696 shares in 1997 and 1,082,620 shares in 1996.


PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION PLANS

   The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations," in accounting for grants to employees under its stock-based compensation plans, described above. As a result, no compensation cost has been recognized for grants to employees under its fixed stock option plans or its employee stock purchase plans. Compensation cost for the estimated fair value of grants to nonemployee consultants of stock-based compensation has not been material. Had compensation cost been charged to expense for grants to employees under the Company's fixed stock option plans and its employee stock purchase plans based on the fair value at the grant dates for awards under those plans, consistent with the method encouraged by Statement 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                      1998          1997           1996
---------------------------------------------------------------------------------------
   Net loss (in thousands)   As reported         $ (93,128)     $(55,424)     $ (79,006)
---------------------------------------------------------------------------------------
                               Pro forma         $(139,541)     $(63,797)     $(115,399)

   Basic and diluted net
    loss per share           As reported         $   (1.15)     $  (0.70)     $  (1.05)
---------------------------------------------------------------------------------------
                               Pro forma         $   (1.73)     $  (0.81)     $  (1.54)
---------------------------------------------------------------------------------------

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                    Stock option plans                Purchase plans
                                --------------------------       --------------------------
                                 1998      1997       1996        1998      1997      1996
-------------------------------------------------------------------------------------------
   Expected volatility          68.36%    54.90%     51.50%      68.36%    54.90%    51.50%
-------------------------------------------------------------------------------------------
   Risk-free interest rates      5.15%     6.50%      6.00%       5.00%     5.60%     5.20%
-------------------------------------------------------------------------------------------
   Expected lives (years)        3.50      4.25       3.24         .50       .50       .50
-------------------------------------------------------------------------------------------
   Expected dividend yield         --          --        --          --        --        --
-------------------------------------------------------------------------------------------


   The weighted-average grant-date fair value of options granted in 1998, 1997 and 1996 was $3.84, $7.52 and $6.22 per share, respectively.

   The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                                      Options outstanding      Options exercisable
                                                -------------------------      -------------------
                                                   Weighted
                                                    average      Weighted                  Weighted
                                                  remaining       average                   average
                                                contractual      exercise                  exercise
Ranges of exercisable prices           Shares          life         price        Shares       price
--------------------------------------------------------------------------------------------------
   $  4.38 to $  6.81               1,389,834          9.70       $  5.31        23,131      $ 5.89

   $  6.88 to $ 6.88                9,887,409          7.46       $  6.88       598,393      $ 6.88

   $  7.75 to $43.38                  720,720          7.29       $ 19.12       427,202      $23.62

   $ 46.13 to $49.38                   40,000          5.26       $ 46.78        38,000      $46.64
---------------------------------------------------------------------------------------------------

   $  4.38 to $49.38               12,037,963          7.70       $  7.56     1,086,726      $14.83
===================================================================================================


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

   The following is a geographical breakdown of consolidated income (loss) before income taxes (including intercompany royalties and expenses) by income tax jurisdiction (in thousands):

                         1998             1997             1996
---------------------------------------------------------------
   United States     $(46,786)        $(30,899)        $(80,347)
---------------------------------------------------------------
   Foreign            (32,279)          (9,857)          13,639
---------------------------------------------------------------
   Total             $(79,065)        $(40,756)        $(66,708)
================================================================

   The provisions (credits) for income taxes consist of the following (in thousands):

                         1998             1997             1996
---------------------------------------------------------------
   Federal
        Current      $   (900)        $ (4,496)        $     --
---------------------------------------------------------------
        Deferred           --               --               --
---------------------------------------------------------------
                         (900)          (4,496)              --
---------------------------------------------------------------
   State
        Current           375              750              560
---------------------------------------------------------------
        Deferred           --               --             (100)
---------------------------------------------------------------
                          375              750              460
---------------------------------------------------------------
   Foreign
        Current        14,593           18,329           11,838
---------------------------------------------------------------
        Deferred           (5)              85               --
---------------------------------------------------------------
                       14,588           18,414           11,838
---------------------------------------------------------------
   Total             $ 14,063         $ 14,668         $ 12,298
===============================================================



   The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows (in thousands):


                                                     1998             1997             1996
-------------------------------------------------------------------------------------------
   Tax (credit) at U.S. statutory rate           $(27,673)        $(14,265)        $(23,348)
-------------------------------------------------------------------------------------------
   State tax, net of federal benefit, before
   valuation allowance                             (1,408)            (401)          (3,232)
-------------------------------------------------------------------------------------------
   Effect of foreign operations                    27,618           21,035            9,714
-------------------------------------------------------------------------------------------
   Amortization of intangible assets                2,398            2,435            1,537
-------------------------------------------------------------------------------------------
   Tax-exempt interest                                 --               --              (57)
-------------------------------------------------------------------------------------------
   Effect of valuation allowance                   13,699            3,272           24,376
-------------------------------------------------------------------------------------------
   Other                                             (571)           2,592            3,308
-------------------------------------------------------------------------------------------
   Total                                         $ 14,063         $ 14,668         $ 12,298
===========================================================================================

   Deferred income taxes result principally from temporary differences between years in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Company's net deferred tax assets were as follows at December 31 (in thousands):

                                                         1998             1997
------------------------------------------------------------------------------
   Depreciation                                      $ 16,898         $ 11,531
------------------------------------------------------------------------------
   Deferred revenue                                     9,032           10,903
------------------------------------------------------------------------------
   Accrued expenses                                    18,679            9,288
------------------------------------------------------------------------------
   Allowance for doubtful accounts                     10,548            7,163
------------------------------------------------------------------------------
   Purchased software                                     373            2,641
------------------------------------------------------------------------------
   Net operating loss carryovers and tax credits
     carryforwards                                     40,366           41,403
------------------------------------------------------------------------------
   Other assets                                        12,005            8,382
------------------------------------------------------------------------------
   Gross deferred tax asset                           107,901           91,311
------------------------------------------------------------------------------
   Unremitted foreign earnings                         (5,095)          (5,095)
------------------------------------------------------------------------------
   Capitalized R&D expenses                           (18,105)         (11,487)
------------------------------------------------------------------------------
   Other liabilities                                     (322)            (266)
------------------------------------------------------------------------------
   Gross deferred tax liabilities                     (23,522)         (16,848)
------------------------------------------------------------------------------
   Total before valuation allowance                    84,379           74,463
------------------------------------------------------------------------------
   Valuation allowance                                (43,324)         (33,413)
------------------------------------------------------------------------------
   Net deferred tax assets                           $ 41,055         $ 41,050
==============================================================================
   Recorded as:
   Current deferred tax assets                       $ 20,903         $ 16,973
------------------------------------------------------------------------------
   Noncurrent deferred tax assets                      20,152           24,077
------------------------------------------------------------------------------
                                                     $ 41,055         $ 41,050
==============================================================================

   The valuation allowance increased by $9,911,000 in 1998, including reductions of deferred tax assets and the related valuation allowance previously recorded ($4,274,000), additions to the valuation allowance for deferred tax assets arising from tax benefits associated with stock option plans ($486,000) and additions included in the provision for income taxes ($13,699,000). The valuation allowance decreased by $3,268,000 in 1997, including reductions of deferred tax assets and the related valuation allowance previously recorded ($9,189,000), additions to the valuation allowance for deferred tax assets arising from tax benefits associated with stock option plans ($2,649,000) and additions included in the provision for income taxes ($3,272,000). Deferred tax assets relating to carryforwards as of December 31, 1998 include approximately $6,740,000 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholders' equity. As of December 31, 1998, the Company had federal net operating loss carryovers of $24,990,000 expiring in years from 2003 through 2018, research and development tax credits of $11,799,000 which expire in years from 2005 through 2011 and foreign tax credits of $9,425,000 expiring from 2000 through 2001.

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

   No provision has been made for federal income taxes on unremitted earnings of certain of the Company's foreign subsidiaries (approximately $16,654,000 at December 31, 1998) since the Company plans to permanently reinvest all such earnings.

NOTE EIGHT:

Retirement Plan


   The Company has a retirement plan under Section 401(k) of the Internal Revenue Code. Discretionary Company contributions are based on achieving certain operating profit goals. There were no discretionary Company contributions in 1998, 1997 or 1996.

NOTE NINE:

Segment and Geographical Information

   The Company has adopted Statement 131 effective December 31, 1998. The new rules established revised standards for public companies relating to the reporting of financial information about operating segments.


SEGMENT INFORMATION

   The Company has identified two reportable operating segments based upon the provisions of Statement 131, licence fees and services. License fees are derived from sales of the Company's software products. Services include consulting, education and support.

   The Company's Chief Operating Decision Maker ("CODM"), who is the President and Chief Executive Officer, evaluates performance based on a measure of segment gross profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company's CODM does not view the segment results below gross profit (loss), therefore, operating costs and expenses, interest income, interest expense and other, net and the provision for income taxes are not broken out by segment. The Company does not account for or report to the CODMits assets or capital expenditures by segments.

   Based upon the above, the Company's statements of operations disclose the available financial information of its reportable segments in accordance with Statement 131 for the years ended December 31, 1998, 1997 and 1996, respectively.

   In 1999, the Company launched four separate business divisions, which are expected to maintain their own operating results accountability. Therefore, future reportable operating segments may change.


GEOGRAPHICAL INFORMATION

   The Company markets its products and services internationally through both foreign subsidiaries and distributors located in the Americas, Europe, Asia, Australia and Africa. Other includes operations in Asia, Australia, New Zealand, Latin America, Canada and Mexico.

   The following table presents a summary of operating information and certain year-end balance sheet information by geographic region in accordance with Statement 131's enterprise-wide disclosure requirements (in thousands):

                                    1998            1997              1996
--------------------------------------------------------------------------
   Revenues:
        External customers:
        United States           $475,949        $537,485        $  580,536
--------------------------------------------------------------------------
        Europe                   253,162         232,561           238,810
--------------------------------------------------------------------------
        Other                    138,358         133,891           192,199
--------------------------------------------------------------------------
           Total                $867,469        $903,937        $1,011,545
==========================================================================
   Long lived assets, net:
        United States           $150,120        $210,232        $  222,944
--------------------------------------------------------------------------
        Europe                    10,908          18,735            18,006
--------------------------------------------------------------------------
        Other                     15,492          17,843            21,464
--------------------------------------------------------------------------
           Total                $176,520        $246,810        $  262,414
==========================================================================

NOTE TEN:

Business Combinations



   On February 2, 1998, the Company acquired Intellidex Systems, L.L.C., (Intellidex) a provider of data management technology for deploying and managing data warehouse environments. Under terms of the acquisition agreement, the Company paid $5,000,000 in cash for certain assets and assumed certain liabilities of Intellidex. The Company has allocated $3,737,000 to purchased software and $1,241,000 was allocated to goodwill related to this transaction. In addition, pursuant to the terms of the agreement, the Company is obligated to make contingent payments based on certain agreed upon performance criteria. The maximum additional amount payable over an aggregate three-year period is equal to $10,000,000. The transaction was accounted for as a purchase. The results of operations of Intellidex are not material in relation to those of the Company and have been included in the consolidated results of operations for periods subsequent to the acquisition date.

   On February 21, 1997 the Company acquired Purchase Net, Inc., a developer of application development software. The Company issued 750,000 shares of its common stock with a fair market value of approximately $12,000,000 for all the outstanding shares of common stock of Purchase Net, Inc. The transaction was accounted for as a purchase. The total purchase cost was $12,763,000, including direct cost and expenses related to the acquisition, of which $12,693,000 was allocated to purchased software and included in capitalized software in the consolidated balance sheet. The results of operations of Purchase Net, Inc., which are not material in relation to those of the Company, have been included in the consolidated results of operations for periods subsequent to the acquisition date.

   In February 1996, the Company acquired Visual Components, Inc. ("Visual"), a developer and marketer of components for software developers. The Company issued 733,178 shares of its common stock for all the outstanding shares of common stock of Visual and assumed outstanding options to acquire 135,496 shares of the Company's common stock based on the merger exchange ratio. The transaction was accounted for as a pooling of interests. The operating results of Visual prior to the combination were not material in relation to those of the Company. Therefore, prior period financial information of the Company was not restated.

   In addition to the transactions discussed above, in 1997, the Company acquired several distributors of its products in various countries in transactions accounted for as purchases. The Company paid cash for the businesses totaling $4,290,000. Amounts recorded as intangible assets from these transactions were $8,272,000. These intangible assets are being amortized over periods of five to seven years, which amounts were recorded as additional intangible assets. There were no such purchases in 1998 and 1996. The Company paid approximately $1,550,000 and $2,827,000 in 1998 and 1997, respectively, and recorded an additional $2,110,000 to accrued liabilities in 1998, related to earn-out provisions for transactions consummated in the current and prior years. The results of operations of these entities prior to the acquisitions were not material in relation to those of the Company. Results of operations of these entities have been included in the consolidated results of operations for the periods subsequent to the respective acquisition dates.


NOTE ELEVEN:

Litigation

   Following the Company's announcements on January 2, 1998 and January 21, 1998 regarding its preliminary results of operations for the quarter and year ended December 31, 1997, several class action lawsuits were filed against the Company and certain of its officers and directors in the United States District Court, Northern District of California ("Northern California District Court"). The complaints are similar and allege violations of federal and state securities laws and request unspecified monetary damages. A consolidated, amended class action complaint was served on June 11, 1998 and named Sybase KK, the Company's Japanese subsidiary, and the Company's former Japan country manager, as additional defendants.
   Pretrial discovery has not yet begun.

   On January 27, 1998, a purported shareholder derivative action was filed in the Superior Court of the State of California, County of Alameda ("Alameda County Superior Court"). The complaint alleges that certain of the Company's present and former officers and/or directors breached fiduciary duties owed to the Company in connection with the underlying circumstances alleged in the securities class action

NOTE ELEVEN:

Litigation, Continued


   complaints described above. Two similar derivative actions were also filed in Alameda County Superior Court, and the three derivative actions have now been consolidated. Pretrial discovery has begun in those actions. On April 15, 1998, a derivative complaint was filed in the Northern California District Court. A second similar derivative complaint was also filed in the same court. These two complaints have been consolidated, and pretrial discovery has not begun. In addition, a similar complaint has been filed in the Chancery Court in Delaware. Pretrial discovery has not begun in that case. Sybase is a nominal defendant in these actions and no damages are sought from it.

   Following the Company's announcement on April 3, 1995 of its preliminary results of operations for the quarter ended March 31, 1995, several class action lawsuits were filed against the Company and certain of its officers in the Northern California District Court. The complaints are similar and allege violations of federal and state securities laws and request unspecified monetary damages. These actions have been consolidated and a consolidated amended class action complaint was served on August 7, 1995. Pretrial discovery has been completed.

   Management believes that the claims alleged against it in all of the actions described above are without merit and the Company intends to defend against the claims vigorously. In the opinion of management, resolution of this litigation is not expected to have a material adverse effect on the financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of these matters could materially affect the Company's future operations or cash flows in a particular period.

   The Company is also a party to various legal disputes and proceedings arising from the ordinary course of business. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect the Company's future results of operations or cash flows in a particular period.


NOTE TWELVE:

Restructuring Costs

   In February 1998, the Company announced and began to implement a restructuring plan aimed at reducing costs, restoring profitability to operations and focusing the Company's products around its core businesses. This restructuring activity consisted primarily of terminating 1,097 employees company-wide, 953 of which were terminated by December 31, 1998, terminating certain product lines, vacating certain facilities and cancelling real estate leases as a result of the employee terminations. Through December 31, 1998, these actions resulted in aggregate charges of $74,167,000, of which $23,289,000 was paid during 1998.

   The following table summarizes the 1998 restructuring activity (in thousands):


                                                           Total          Amount            Accrued
                                                   restructuring         paid or     liabilities at
                                                         charges     written off   December 31,1998
---------------------------------------------------------------------------------------------------
   Severance and related charges                         $27,473         $14,990            $12,483
---------------------------------------------------------------------------------------------------
   Lease cancellations and commitments                    16,736           7,198              9,538
---------------------------------------------------------------------------------------------------
   Write-off on disposal of assets and other              29,958          24,661              5,297
---------------------------------------------------------------------------------------------------
                                                         $74,167         $46,849            $27,318
===================================================================================================

   The Company expects that the remaining $27,318,000 accrued liability balance at December 31, 1998 will be expended over the next twelve months.

   In July 1996, the Company announced and implemented a restructuring plan aimed at reducing costs and focusing the Company's products around its core businesses. The Company's restructuring actions consisted primarily of terminating certain product lines, terminating employees and vacating certain facilities, and cancelling real estate leases as a result of these employee terminations. These actions resulted in a charge of $49,200,000, including approximately $17,000,000 for severance and related items, $15,700,000 for vacating facilities and cancelling real estate leases, $13,900,000 for expenses related to discontinued products and $2,600,000 for other restructuring related items. Of this amount $22,300,000 was paid in 1996, $9,300,000 in 1997 and $17,600,000 consisted of write-offs of property, equipment and improvements, capitalized software development costs and other assets.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)



Three months ended (in thousands,
except per share and stock price data)          March 31,         June 30,   September 30,     December 31,
                                                     1998             1998            1998             1998              1998
-----------------------------------------------------------------------------------------------------------------------------
   Revenues:
        License fees                            $  96,004         $105,920        $ 98,759        $ 120,771         $ 421,454
-----------------------------------------------------------------------------------------------------------------------------
        Services                                  110,813          111,950         111,498          111,754           446,015
-----------------------------------------------------------------------------------------------------------------------------
   Total revenues                                 206,817          217,870         210,257          232,525           867,469
-----------------------------------------------------------------------------------------------------------------------------
   Costs and expenses:
        Cost of license fees                       10,098            8,934           8,921            9,620            37,573
-----------------------------------------------------------------------------------------------------------------------------
        Cost of services                           62,782           56,064          57,807           58,921           235,574
-----------------------------------------------------------------------------------------------------------------------------
        Sales and marketing                       108,434          103,412          87,684           93,449           392,979
-----------------------------------------------------------------------------------------------------------------------------
        Product development and engineering        37,133           33,260          36,865           41,325           148,583
-----------------------------------------------------------------------------------------------------------------------------
        General and administrative                 16,425           14,588          15,016           19,377            65,406
-----------------------------------------------------------------------------------------------------------------------------
        Cost of restructuring                      51,694               --              --           22,473            74,167
-----------------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                       286,566          216,258         206,293          245,165           954,282
-----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                        (79,749)           1,612           3,964          (12,640)          (86,813)
-----------------------------------------------------------------------------------------------------------------------------
   Interest income and expense, net                 2,075            2,338           1,743            1,592             7,748
-----------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes              (77,674)           3,950           5,707          (11,048)          (79,065)
-----------------------------------------------------------------------------------------------------------------------------
   Provision for income taxes                       3,520            3,500           3,500            3,543            14,063
-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                            $ (81,194)        $    450        $  2,207        $ (14,591)        $ (93,128)
=============================================================================================================================
   Basic net income (loss) per share            $   (1.01)        $   0.01        $   0.03        $   (0.18)        $   (1.15)
-----------------------------------------------------------------------------------------------------------------------------
   Diluted net income (loss) per share          $   (1.01)        $   0.01        $   0.03        $   (0.18)        $   (1.15)
-----------------------------------------------------------------------------------------------------------------------------
   Stock prices:
        High                                    $   10.69         $  10.38        $  10.06        $    8.03         $   10.69
-----------------------------------------------------------------------------------------------------------------------------
        Low                                     $    7.00         $   6.50        $   5.84        $    4.53         $    4.53
-----------------------------------------------------------------------------------------------------------------------------

   Three months ended (in thousands,            March 31,          June 30,     September 30,      December 31,
   except per share and stock price data)            1997              1997              1997              1997              1997
---------------------------------------------------------------------------------------------------------------------------------
   Revenues:
        License fees                            $ 127,392         $ 110,591         $ 122,550         $ 110,503         $ 471,036
---------------------------------------------------------------------------------------------------------------------------------
        Services                                  104,809           104,890           110,473           112,729           432,901
---------------------------------------------------------------------------------------------------------------------------------
   Total revenues                                 232,201           215,481           233,023           223,232           903,937
---------------------------------------------------------------------------------------------------------------------------------
   Costs and expenses:
        Cost of license fees                        8,058             6,148             6,563            10,587            31,356
---------------------------------------------------------------------------------------------------------------------------------
        Cost of services                           61,878            61,673            63,435            61,639           248,625
---------------------------------------------------------------------------------------------------------------------------------
        Sales and marketing                       114,597           116,674           118,015           119,875           469,161
---------------------------------------------------------------------------------------------------------------------------------
        Product development and engineering        35,300            33,707            33,871            35,712           138,590
---------------------------------------------------------------------------------------------------------------------------------
        General and administrative                 17,363            14,443            15,410            15,391            62,607
---------------------------------------------------------------------------------------------------------------------------------
   Total costs and expenses                       237,196           232,645           237,294           243,204           950,339
---------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                  (4,995)          (17,164)           (4,271)          (19,972)          (46,402)
---------------------------------------------------------------------------------------------------------------------------------
   Interest income and expense, net                 1,006             1,729             1,516             1,395             5,646
---------------------------------------------------------------------------------------------------------------------------------
   Loss before income taxes                        (3,989)          (15,435)           (2,755)          (18,577)          (40,756)
---------------------------------------------------------------------------------------------------------------------------------
   Provision for income taxes                       2,171             2,357             3,195             6,945            14,668
---------------------------------------------------------------------------------------------------------------------------------
   Net loss                                     $  (6,160)        $ (17,792)        $  (5,950)        $ (25,522)        $ (55,424)
=================================================================================================================================
   Basic and diluted net loss per share         $   (0.08)        $   (0.23)        $   (0.08)        $   (0.32)        $   (0.70)
---------------------------------------------------------------------------------------------------------------------------------
   Stock prices:
        High                                    $   20.00         $   16.88         $   20.75         $   23.50         $   23.50
---------------------------------------------------------------------------------------------------------------------------------
        Low                                     $   13.25         $   12.50         $   12.50         $   12.00         $   12.00
---------------------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION

BOARD OF DIRECTORS

   John S. Chen
   Chairman of the Board,
   President, and
   Chief Executive Officer
   Director since 1997

   Robert S. Epstein
   Executive Vice President
   Director since 1984

   Richard C. Alberding(1)
   Retired, Executive Vice President
   Hewlett-Packard Company
   Director since 1993

   L. William Krause(1)
   President
   LWK Ventures
   Director since 1995

   Alan B. Salisbury(2)
   President
   Learning Tree International USA, Inc.
   Director since 1993

   Robert P. Wayman(2)
   Executive Vice President
   Finance and Administration,
   and Chief Financial Officer
   Hewlett-Packard Company
   Director since 1995

   Jeffrey T. Webber(2)
   President
   R.B. Webber & Company, Inc.
   Director since 1993

   (1)   Member of Compensation Committee

   (2)   Member of Audit Committee

   CORPORATE OFFICERS

   John S. Chen
   Chairman of the Board,
   President, Chief Executive
   Officer, and Director

   Robert S. Epstein
   Executive Vice President
   and Director

   Richard N. LaBarbera
   Senior Vice President
   and General Manager,
   Enterprise Solutions Division

   Eric L. Miles
   Senior Vice President
   and General Manager,
   Business Intelligence Division

   Raj Nathan
   Senior Vice President
   and General Manager,
   Internet Applications Division

   Terry Stepien
   Senior Vice President and
   General Manager,
   Mobile and Embedded Computing Division

   Pieter Van der Vorst
   Vice President and
   Chief Financial Officer

   Mitchell L. Gaynor
   Vice President,
   General Counsel,
   and Secretary

   Martin J. Healy
   Vice President and
   Corporate Controller

   Nita C. White-Ivy
   Vice President,
   Worldwide Human
   Resources

   STOCKHOLDER INFORMATION

   A copy of the Company's Annual Report, Form 10-K, and other financial documents will be on file as of March 31, 1999, with the Securities and Exchange Commission and are available without charge on request. Please direct your request to any of the following:

   By written request:
   Sybase, Inc.
   Investor Relations Department
   6475 Christie Avenue
   Emeryville, California 94608 U.S.A.

   By telephone:
   +1 510 922 3437

   Via the World Wide Web:
   www.sybase.com

   Registrar and Transfer Agent
   Equiserve
   Shareholder Services
   Mail Stop: 45-01-23
   P.O. Box 644
   Boston, Massachusetts 02102 U.S.A.
   +1 781 575 3120
   www.equiserve.com

   Annual Meeting
   The annual meeting of stockholders will be held at 10:00 a.m. on May 27, 1999, at the Company's offices at 1650 65th Street, Emeryville, California.

   Stock Information
   As of December 31, 1998, the Company had 1,973 (est.) stockholders of record. The Company has never paid cash dividends.

   Stock Listing
   Sybase, Inc., is traded on the NASDAQ/National Market System,
   NASDAQ Symbol: SYBS

   Independent Auditors

   Ernst & Young LLP
   Walnut Creek, California

   GLOBAL CORPORATE CONTACTS

   Sybase, Inc.

   Worldwide Headquarters
   6475 Christie Avenue
   Emeryville, California
   94608 U.S.A.
   +800 8 SYBASE
   +1 510 922 3500
   Fax: +1 510 922 3210

   World Wide Web:
   www.sybase.com

   Sybase Europe
   Sybase Court
   Crown Lane
   Maidenhead, Berkshire SL6 1XW
   United Kingdom
   +44 1 628 597100
   Fax: +44 1 628 597000

   Sybase Professional Services
   77 South Bedford Street
   Burlington, Massachusetts
   01803 U.S.A.
   +1 781 238 6100
   Fax: +1 781 564 7000

   Canada
   +1 905 273 8500
   Fax: +1 905 273 8550

   Europe

   Belgium
   +32 2 716 8311
   Fax: +32 2 725 6550

   Czech Republic
   +420 2 2431 0808
   Fax: +420 2 2431 5024

   France
   +33 1 41 90 41 90
   Fax: +33 1 41 90 42 00

   Germany
   +49 211 59760
   Fax: +49 211 59761 11

   Italy
   +390 2 483 241
   Fax: +390 2 483 00660

   The Netherlands
   +31 34 658 2999
   Fax: +31 34 655 2884

   Norway
   +47 2310 5500
   Fax: +47 2310 5501

   Spain
   +349 1 302 0900
   Fax: +349 1 302 8937

   Sweden
   +46 8 587 11000
   Fax: +46 8 750 5420

   Switzerland
   +41 1 308 63 63
   Fax: +41 1 308 63 99

   United Kingdom
   +44 1628 597100
   Fax: +44 1628 597000


   Asia Pacific
   Australia
   +612 9936 8800
   Fax: +612 9936 8822

   China
   +8610 6856 8488
   Fax: +8610 6856 8489

   Hong Kong
   +852 2506 6000
   Fax: +852 2506 6050

   India
   +91 22 641 1349
   Fax: +91 22 645 1800

   Indonesia
   +62 21 526 6520
   Fax: +62 21 526 6523

   Japan
   +81 3 5210 6000
   Fax: +81 3 5210 6300

   South Korea
   +82 2 3451 5200
   Fax: +82 2 3451 5299

   Malaysia
   +60 3242 4218
   Fax: +60 3243 4318

   New Zealand
   +64 4473 3661
   Fax: +64 4499 9068

   Philippines
   +632 754 4100
   Fax: +632 754 4141

   Singapore
   +65 338 0018
   Fax: +65 338 8112

   Taiwan
   +886 2 2514 8282
   Fax: +886 2 2545 6909

   For other Asia Pacific inquiries:
   +852 2506 6000
   Fax: +852 2506 6050

   Latin America
   Argentina
   +54 11 4 313 4488
   Fax: +54 11 4 315 8834

   Brazil
   +55 11214 4044
   Fax: +55 11214 0820

   For other Latin America inquiries:
   +1 305 223 6410
   (Miami office)


   Copyright (C) 1999 Sybase, Inc. All rights reserved. Unpublished rights reserved under U.S. copyright laws. Sybase, the Sybase logo, Information Anywhere, Enterprise Application Server, Sybase Financial Server, Adaptive Server, UltraLite, PowerBuilder, PowerJ, EnterpriseConnect, Warehouse Studio, Enterprise Data Studio, Enterprise Application Studio, SQL Anywhere, PowerStudio, Replication Server, Jaguar CTS, PowerDynamo, InfoMaker, jConnect, and Powersoft are trademarks or registered trademarks of Sybase, Inc. Java and JDBC are trademarks of Sun Microsystems, Inc. All other trademarks are property of their respective owners. (R) indicates registration in the United States. Specifications are subject to change without notice. Printed in the U.S.A. CM No. 1999-0020 L00912



                                       44